HellerEhrman

October 14, 2004

04045717

Heller Ehrman White & McAuliffe
Solicitors and International Lawyers
海陸國際律師事務所
Simon Luk
Chairman, Hong Kong
sluk@hewm.com
Direct 2292 2222
Direct Fax 2292 2200
Main 852.2292.2000
Fax 852.2292.2200

PROCESSED
NOV 01 2004
FINANCIAL

SEC MAIL PROCESSING
RECEIVED
OCT 25 2004
WASH. D.C. 208 SECTION

SUPPL

The Office of International Corporate Finance
Securities and Exchange Commission
Mail Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Ladies and Gentlemen:

SEC FILE NO. 82-4217

Re: Paul Y. - ITC Construction Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of Paul Y. - ITC Construction Holdings Limited (the "Company"), S.E.C. File No. 82-4217, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's joint announcement regarding further delay in despatch of circulars, dated October 7, 2004, published (in English language) in The Standard and published (in Chinese language) in Hong Kong Economic Times, both on October 8, 2004;

(2) The Company's circular regarding scrip dividend scheme with cash option in relation to the final dividend for the year ended March 31, 2004, dated October 7, 2004;

(3) The Company's announcement regarding appointment of independent non-executive director and re-designation of director, dated September 30, 2004, published (in English language) in The Standard and published (in Chinese language) in Hong Kong Economic Times, both on October 4, 2004;

(4) The Company's announcement regarding appointment of independent non-executive director, dated September 27, 2004, published (in English language) in The Standard and published (in Chinese language) in Hong Kong Economic Times, both on September 28, 2004;

(5) The Company's joint announcement regarding further delay in despatch of circulars, dated September 24, 2004, published (in English language) in The Standard and published (in Chinese language) in Hong Kong Economic Times, both on September 27, 2004;

(6) The Company's announcement regarding analysis of financial assistance including trading balances, dated September 24, 2004, published (in English language) in The Standard and published (in Chinese language) in Hong Kong Economic Times, both on September 27, 2004;

(7) The Company's announcement regarding analysis of the advances and trading balances, dated September 24, 2004; published (in English language) in The Standard and published (in Chinese language) in Hong Kong Economic Times, both on September 27, 2004;

(8) The Company's joint announcement regarding further delay in despatch of circulars, dated September 9, 2004, published (in English language) in The Standard and published (in Chinese language) in Hong Kong Economic Times, both on September 10, 2004;

(9) The Company's joint announcement regarding the change of share consolidation basis, increase in authorized share capital, change in board lot size, supplemental agreement and placing agreement, dated September 3, 2004; published (in English language) in The Standard and published (in Chinese language) in Hong Kong Economic Times, dated September 6, 2004;

(10) The Company's announcement regarding a disposal of shares in the Company is currently being contemplated by ITC, resulting in the Company becoming an associated company of ITC, dated August 18, 2004, published (in English language) in The Standard and published (in Chinese language) in Hong Kong Economic Times, both on August 19, 2004;

(11) The Company's joint announcement regarding further delay in despatch of circulars and change of principal place of business of Skynet, dated August 13, 2004, published (in English language) in The Standard and published (in Chinese language) in Hong Kong Economic Times, both on August 16, 2004;

(12) The Company's circular regarding the refreshing of the 10% limit on grant of options under the share option scheme, general mandates to issue shares and to repurchase shares, re-election of retiring directors and amendments to the bye-laws, dated July 30, 2004;

(13) The Company's announcement regarding notice of annual general meeting, dated July 30, 2004, published (in English language) in The Standard and published (in Chinese language) in Hong Kong Economic Times, both on July 30, 2004;

(14) The Company's announcement regarding results for the year ended March 31, 2004, dated July 23, 2004, published (in English language) in The Standard and published (in Chinese language) in Hong Kong Economic Times, both on July 26, 2004;

(15) The Company's 2004 annual report, dated July 23, 2004; and

(16) The Company's joint announcement regarding the delay in despatch of circulars, extension of long stop date and appointment of independent financial adviser, dated June 25, 2004, published (in English language) in The Standard and published (in Chinese language) in Hong Kong Economic Times, both on June 28, 2004.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enc.

HellerEhrman

c.c. Paul Y - ITC

H:DLAI\ADR\22105\0001\40SEC.doc

The Standard Friday, 8th October, 2004

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 498)

ITC CORPORATION LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 372)

FURTHER DELAY IN DESPATCH OF CIRCULARS

Paul Y and ITC have applied to the Stock Exchange for a further extension of deadline for despatch of the circulars in relation to, among other things, the disposal of Paul Y Construction, the provision of the Facility, the Underwriting Agreement, the Hidden Agreement (which together lead to an acquisition of an interest in Skynet) and the Paul Y Hidden Agreement from 8th October, 2004 to 21st October, 2004.

Reference is made to the joint announcements made by Skynet, Paul Y and ITC dated 4th June, 2004 ("Announcement"), 25th June, 2004, 13th August, 2004, 3rd September, 2004 and 9th September, 2004 and an announcement issued jointly by Paul Y and ITC dated 24th September, 2004 in relation to, among other things, the Restructuring Proposal and the application for Whitewash Waiver (together, the "Proposal"). Capitalised terms used herein have the meanings ascribed thereto in the Announcement.

Further delay in despatch of circulars

Under Rule 14.13(2) of the Listing Rules in force before 31st March, 2004, the circulars of Paul Y and ITC in relation to, among other things, the disposal of Paul Y Construction, the provision of the Facility, the Underwriting Agreement, the Hidden Agreement (which together lead to an acquisition of an interest in Skynet) and the Paul Y Hidden Agreement, should be sent to their respective shareholders within 21 days of the date of the Announcement, and in this case on or before 25th June, 2004. Paul Y and ITC has each applied for waivers from the strict compliance with Rule 14.13(2) of the Listing Rules in force before 31st March, 2004 by extending the despatch date of the circulars of Paul Y and ITC to no later than 8th October, 2004.

However, additional time is required to finalise the financial information for inclusion in the respective circular of Paul Y and ITC. Accordingly, application (further to the applications for waivers made on 25th June, 2004, 13th August, 2004, 9th September, 2004 and 24th September, 2004 as mentioned above) has been made by each of Paul Y and ITC to the Stock Exchange for consent to further extend the time for despatch of the relevant circular from 8th October, 2004 to 21st October, 2004.

General

The board of directors of Paul Y comprises twelve directors, of which (i) eight are executive directors, namely, Dr. Chan Kwok Keung, Charles, Mr. Lau Ko Yuen, Tom, Mr. Chan Fut Yan, Mr. Wong Wing Hoo, Billy, Ms. Chau Mei Wah, Rosanna, Mr. Cheung Hon Kit, Mr. Law Man Wah, Conrad and Mr. Lee Hon Chiu; (ii) one is non-executive director, namely Mr. Cheung Ting Kau, Vincent; and (iii) three are independent non-executive directors, namely, Mr. Kwok Shiu Keung, Ernest, Mr. Chan Shu Kin and Dr. Chow Ming Kuen, Joseph.

The board of directors of ITC comprises nine directors, of which (i) six are executive directors, namely, Dr. Chan Kwok Keung, Charles, Mr. Lau Ko Yuen, Tom, Ms. Chau Mei Wah, Rosanna, Mr. Chan Kwok Hung, Mr. Chan Fut Yan and Mr. Cheung Hon Kit; and (ii) three are independent non-executive directors, namely, Mr. Chuck Winston Calptor, Mr. Lee Kit Wah and Mr. Wong Kam Cheong, Stanley.

By Order of the board of
Paul Y. - ITC Construction Holdings Limited
Mui Ching Hung, Joanna
Company Secretary

By Order of the board of
ITC Corporation Limited
Law Hon Wa, William
Company Secretary

Hong Kong, 7th October, 2004

香港經濟日報 二零零四年十月八日 (星期五)

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
(保華德祥建業集團有限公司)
(於百慕達註冊成立之有限公司)
(股份代號：498)

ITC CORPORATION LIMITED
(德祥企業集團有限公司)
(於百慕達註冊成立之有限公司)
(股份代號：372)

進一步延遲寄發通函

保華及德祥已向聯交所申請將寄發關於(其中包括)出售Paul Y Construction、提供備用貸款、包銷協議、Hidden協議(合共導致收購天網之權益)及保華Hidden協議之通函之限期由二零零四年十月八日進一步延至二零零四年十月二十一日。

謹提述天網、保華及德祥於二零零四年六月四日發表之聯合公佈(「該公佈」)，及於二零零四年六月二十五日、二零零四年八月十三日、二零零四年九月三日及二零零四年九月九日發表之聯合公佈，以及保華及德祥於二零零四年九月二十四日發表之聯合公佈，內容有關(其中包括)重組建議及申請清洗豁免(統稱為「該建議」)。本公佈所用詞彙與該公佈所界定者具相同涵義。

進一步延遲寄發通函

根據二零零四年三月三十一日前生效之上市規則第14.13(2)條，保華及德祥應於該公佈日期後21日內(即二零零四年六月二十五日或之前)向各自之股東寄發關於(其中包括)出售Paul Y Construction、提供備用貸款、包銷協議、Hidden協議(合共導致收購天網之權益)及保華Hidden協議之通函。保華及德祥已分別申請豁免嚴格遵守二零零四年三月三十一日前生效之上市規則第14.13(2)條，並將保華及德祥之通函之寄發日期延遲至二零零四年十月八日或之前。

然而，現需要更多時間編製須收錄於保華及德祥各自之通函內之財務資料。因此，繼上文所述於二零零四年六月二十五日、二零零四年八月十三日、二零零四年九月九日及二零零四年九月二十四日申請豁免後，保華及德祥已分別向聯交所申請同意將有關通函之寄發限期由二零零四年十月八日進一步延至二零零四年十月二十一日。

一般事項

保華之董事會成員包括十二名董事，其中(i)八名執行董事，分別為陳國強博士、劉高原先生、陳佛恩先生、黃永灝先生、周美華女士、張漢傑先生、羅文華先生及李漢潮先生；(ii)一名非執行董事，張定球先生；及(iii)三名獨立非執行董事，分別為郭少強先生、陳樹堅先生及周明權博士。

德祥之董事會成員包括九名董事，其中(i)六名執行董事，分別為陳國強博士、劉高原先生、周美華女士、陳國鴻先生、陳佛恩先生及張漢傑先生；及(ii)三名獨立非執行董事，分別為卓育賢先生、李傑華先生及黃錦昌先生。

承董事會命
保華德祥建業集團有限公司
公司秘書
梅靜紅

承董事會命
德祥企業集團有限公司
公司秘書
羅漢華

香港，二零零四年十月七日

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this document, you should consult a licensed securities dealer, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Paul Y. - ITC Construction Holdings Limited, you should at once hand this document to the purchaser or the transferee or to the bank manager, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 498)

Executive Directors:
Chan Kwok Keung, Charles *(Chairman)*
Lau Ko Yuen, Tom *(Deputy Chairman)*
Chan Fut Yan *(Managing Director)*
Wong Wing Hoo, Billy *(Deputy Managing Director)*
Chau Mei Wah, Rosanna
Cheung Hon Kit
Law Man Wah, Conrad
Lee Hon Chiu

Non-executive Director:
Cheung Ting Kau, Vincent

Independent Non-executive Directors:
Kwok Shiu Keung, Ernest
Chan Shu Kin
Chow Ming Kuen, Joseph

Registered office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Principal place of business in Hong Kong:
31st Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

7th October, 2004

To the shareholders of the Company

Dear Sir or Madam,

Scrip Dividend Scheme with Cash Option in relation to the Final Dividend for the Year Ended 31st March, 2004

On 23rd July, 2004, it was announced that the directors of Paul Y. - ITC Construction Holdings Limited (the "Company") recommended the payment of a final dividend of HK$0.015 per share of HK$0.10 each in the capital of the Company ("Share") for the year ended 31st March, 2004, such final dividend to be satisfied by way of a scrip dividend of Shares ("Scrip Shares") with an option to elect cash, payable to shareholders of the Company whose names appear on the register of members of the Company as at the close of business on 6th October, 2004 ("Scrip Dividend Scheme"). The final dividend was approved at the annual general meeting of the Company held on 7th September, 2004. The register of members of the Company has been closed from 4th October, 2004 to 6th October, 2004, both dates inclusive, during which period no transfers of shares would be effected. In order to qualify for the final dividend, all transfers of shares together with the relevant share certificates must have been lodged with the Company's share registrars in Hong Kong, Secretaries Limited of Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong on 30th September, 2004.

Particulars of the Scrip Dividend Scheme

Under the Scrip Dividend Scheme, each shareholder has the choice of receiving:

(a) an allotment of Scrip Shares credited as fully paid and having an aggregate market value (as determined below), save for adjustment for fractions, equal to the total amount of final dividend which such shareholder could elect to receive in cash; or

(b) HK$0.015 in cash for each existing Share held on 6th October, 2004; or

(c) a combination of partly in (a) and partly in (b) above.

As stated in the announcement of 23rd July, 2004, for the purpose of calculating the number of Scrip Shares to be allotted, the market value of Scrip Shares will be fixed by reference to the average of the closing prices of the Shares on The Stock Exchange of Hong Kong Limited ("Stock Exchange") for the three consecutive trading days ended 6th October, 2004 less a discount of five per cent. of such average price or the par value of Shares, whichever is the higher.

Since the average closing price of Shares on the Stock Exchange for the three consecutive trading days ended 6th October, 2004 was HK$0.7733 ("Average Closing Price"), the entitlements of shareholders who elect to receive Scrip

Shares under the Scrip Dividend Scheme shall be determined based on the price of HK$0.7346 (which is higher than the par value of Shares), being the Average Closing Price less a discount of five per cent. Accordingly, the number of Scrip Shares which each shareholder will receive under the Scrip Dividend Scheme will be calculated by the following formula:

$$\text{Number of Scrip Shares to be received under the Scrip Dividend Scheme} = \text{Number of existing Shares held on 6th October, 2004 for which the dividend is to be satisfied in Shares under the Scrip Dividend Scheme} \times \frac{0.015}{0.7346}$$

If all shareholders elect to receive their entitlement in Scrip Shares, based on 1,345,249,019 Shares in issue, not more than 27,469,010 Scrip Shares will be issued under the Scrip Dividend Scheme.

The number of Scrip Shares to be issued to each shareholder will be rounded down to the nearest whole number. Fractional entitlements to Scrip Shares will not be allotted and the benefit thereof will accrue to the Company.

The Scrip Shares will rank pari passu in all respects with the Shares existing as at the date of issue save that they will not be entitled to the final dividend for the year ended 31st March, 2004. The Scrip Shares will rank in full for all future dividends and distribution which may be declared, made or paid after the date of issue thereof.

Cash Election Form

A Cash Election Form is enclosed. **Any shareholder who wishes to receive only Scrip Shares in respect of his final dividend entitlement need not complete the Cash Election Form. No Cash Election Forms are being sent to shareholders who have previously lodged a form of election electing to receive all future scrip dividend in cash. Any shareholder who wishes to receive cash in lieu of Scrip Shares in respect of his final dividend entitlement, either in whole or in part, must complete the Cash Election Form and return it to Secretaries Limited of Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong no later than 4:00 p.m. on 21st October, 2004. No acknowledgement of receipt of the said Form will be issued.**

If you complete the Cash Election Form but do not specify the number of Shares in respect of which you elect to receive cash, or if you elect to receive cash in respect of a greater number of Shares than your registered holding on 6th October, 2004, then in either case you will be deemed to have exercised your election to receive the final dividend wholly in cash in respect of all the Shares of which you were then registered as the holder(s).

Overseas Shareholders

Based on the register of members of the Company as at 6th October, 2004 (being the record date for the purpose of determining the shareholders entitled to the said final dividend), all of the shareholders of the Company have registered addresses in Hong Kong save that there were one shareholder in Taiwan and one shareholder in Malaysia.

The directors of the Company, having made enquiries with legal advisers in the relevant jurisdictions, have formed the view that it would be expedient to exclude the shareholders with registered addresses in these places on the ground of legal restrictions and requirements under the laws of the relevant jurisdictions and/or that the costs of complying with the requirements in each jurisdiction will exceed materially any potential benefit to the Company of doing so.

Accordingly, no shareholders whose registered addresses are outside Hong Kong will be permitted to participate in the Scrip Dividend Scheme and accordingly, they will receive the final dividend wholly in cash. No Cash Election Forms are being sent to such shareholders. None of this circular, the Cash Election Form nor the Scrip Shares will be registered or filed under the securities laws or equivalent legislation of any jurisdiction. A copy of this circular will be delivered to the overseas shareholders for their information only in compliance with the local laws, regulations and requirements.

Stock Exchange Listing and Despatch of Share Certificates

The Scrip Dividend Scheme is conditional upon the Listing Committee of the Stock Exchange granting listing of and permission to deal in the Scrip Shares. Application will be made to the Stock Exchange for listing of and permission to deal in the Scrip Shares. Certificates in respect of Scrip Shares and cheques in respect of cash dividends are expected to be sent to shareholders by post at the risk of such shareholders on or around 29th October, 2004. You may deal in the Scrip Shares to be issued to you upon receipt of the relevant share certificate. In the unlikely event that the Scrip Shares are not admitted to listing before 29th October, 2004, the Cash Election Forms will be disregarded and the full cash dividend will be paid in the way as described above.

No equity or debt securities of the Company are listed on or dealt in on any other stock exchange and no listing or permission to deal in on any other stock exchange is being or is proposed to be sought.

Dealings in Scrip Shares are expected to commence on 1st November, 2004.

Advantage of Scrip Dividend Scheme

The Scrip Dividend Scheme will give shareholders the opportunity to increase their investments in the Company at a discount to market value or at par as provided above, without incurring brokerage and stamp duty costs. The Scrip Dividend Scheme will also be to the advantage of the Company because, to the extent that shareholders receive Scrip Shares, in whole or in part, in respect of the final dividend, such cash as would otherwise have been paid to shareholders will be retained for use by the Company.

Recommendation

Whether or not it is to your advantage to elect to receive cash in lieu of Scrip Shares, in whole or in part, will depend upon your own individual circumstances and the decision in this regard, and all effects resulting therefrom, are the sole responsibility of each shareholder. **IF YOU ARE IN ANY DOUBT AS TO WHAT TO DO, YOU SHOULD CONSULT A LICENSED SECURITIES DEALER, BANK MANAGER, SOLICITOR, PROFESSIONAL ACCOUNTANT OR OTHER PROFESSIONAL ADVISERS.**

Yours faithfully,
On behalf of the Board
Dr. Chan Kwok Keung, Charles
Chairman

均收市價」)。股東根據以股代息計劃應得之代息股份按市值0.7346港元(較股份面值高)計算,即平均收市價減以百分之五之折讓。因此,每位股東根據以股代息計劃將可收取之代息股份數目,將按以下公式計算:

將收取之 代息股份數目	=	於二零零四年十月六日 在以股代息計劃中選擇收取 股份作為股息之現有股份數目	X	$\frac{0.015}{0.7346}$

假如所有股東選擇收取其應得之代息股份,根據已發行1,345,249,019股股份計算,則按以股代息計劃最多發行27,469,010股代息股份。

每名股東獲發行之代息股份數目將向下計至最接近之整數。零碎之代息股份將不予配發,而有關利益撥歸本公司所有。

代息股份將與於發行日期已有之股份享有同等權益,惟無權享有截至二零零四年三月三十一日止年度之末期股息。代息股份可全數收取於股份發行日期後所宣派或派付或作出之股息及分派。

現金選擇表格

茲隨附上現金選擇表格。**任何股東如欲全部以代息股份收取應得之末期股息,將毋須填寫現金選擇表格,現金選擇表格將不會寄予以往已遞交選擇永久收取現金股息之選擇表格的股東。任何股東如欲全部或部份收取現金以代替代息股份作為末期股息,須將現金選擇表格填妥,最遲須於二零零四年十月二十一日下午四時送達秘書商業服務有限公司,地址為香港灣仔告士打道56號東亞銀行港灣中心地下。收到上述表格後本公司不會發出收訖通知書。**

閣下如填妥現金選擇表格但未註明選擇收取現金之股數,又或選擇收取現金之股數較於二零零四年十月六日　閣下名下登記持有者為多,則在此任何一種情況下,　閣下將被視作已選擇全部收取現金作為　閣下當時名下全部股份應得之末期股息。

海外股東

根據於二零零四年十月六日(為記錄日期以決定可收取末期股息之股東)本公司之股東名冊所載,本公司股東之登記地址,除一名位於台灣、一名位於馬來西亞外,其餘所有股東之登記地址均位於香港。

董事經諮詢各有關司法權品之法律顧問之意見後,認為不將其登記地址位於上述地點之股東包括在以股代息計劃內屬恰當之舉、乃因有關司法權區存在法律限制及要求,而遵守各司法權區之要求之高昂成本,極可能嚴重超出本公司提供以股代息計劃之任何潛在得益。

據此,其登記地址於香港以外地區之股東不得參與以股代息計劃,因此,該等人士將全部收取現金作為末期股息。現金選擇表格將不會寄予海外股東。本通函、現金選擇表格或末期股息股份概不會根據任何司法權區之證券法或相等法例註冊或存檔。本通函將根據當地之法律、法例及要求寄發予海外股東以僅作參考之用。

聯交所上市及寄發股票

以股代息計劃之條件為聯交所上市委員會批准代息股份上市買賣。本公司將向聯交所申請批准代息股份上市買賣。末期股息之代息股份股票及現金股息支票預期於二零零四年十月二十九日或左右以郵遞方式寄予各股東,如有郵誤,概由股東負責。　閣下當收到將發行代息股份之有關股票後,可以買賣。倘於二零零四年十月二十九日前代息股份並未獲准上市(儘管此情況不大可能出現),現金選擇表格將不予理會,而全數之現金股息將按以上敍述的程序派付。

並無本公司之股本或債務證券在任何其他證券交易所上市或買賣,現時亦無申請或建議申請在任何其他證券交易所上市或買賣。

預期代息股份將於二零零四年十一月一日開始買賣。

以股代息計劃之優點

以股代息計劃將使股東有機會依據上述規定按低於市值之價格或按面值,增加在本公司之投資,且毋須支付經紀佣金及印花稅。以股代息計劃亦對本公司有利,因為倘若股東全部或部份選擇收取代息股份作為末期股息,原應派發予股東之現金將可留待本公司使用。

推薦意見

選擇全部或部份收取現金以代替代息股份是否對　閣下有利,將視乎　閣下本身之情況而定,就此而作出之決定及由此而引致之後果均須由各股東自負責任。　**閣下如對應採取之行動有任何疑問,應立即諮詢　閣下之持牌證券交易商、銀行經理、律理、專業會計師及其他專業顧問。**

此致

本公司列位股東　台照

代表董事會
主席
陳國強博士
謹啟

二零零四年十月七日

此乃要件　請即處理

閣下如對本文件之內容**有任何疑問**，應諮詢　閣下之持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之保華德祥建築集團有限公司之股份全部**售出**或轉讓，應立即將本文件送交買主或承讓人或經手買賣之銀行經理、持牌證券交易商或其他代理商，以便轉交買主或承讓人。

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
(保華德祥建築集團有限公司)

(於百慕達註冊成立之有限公司)
(股份代號：498)

執行董事：
陳國強(主席)
劉高原(副主席)
陳佛恩(董事總經理)
黃永灝(副董事總經理)
周美華
張漢傑
羅文華
李漢潮

非執行董事：
張定球

獨立非執行董事：
郭少強
陳樹堅
周明權

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

香港之主要營業地點：
香港
九龍
觀塘
鴻圖道51號
保華企業中心31樓

敬啟者：

與截至二零零四年三月三十一日止年度末期股息有關之以股代息計劃(附收取現金之選擇權)

根據二零零四年七月二十三日所公佈，保華德祥建築集團有限公司(「本公司」)董事局建議按以股(「代息股份」)代息方式(附收取現金之選擇權)派發截至二零零四年三月三十一日止年度之末期股息予二零零四年十月六日營業時間結束時名列本公司股東名冊之股東，派息額為本公司股本中每股面值0.10港元之股份(「股份」)每股獲派0.015港元(「以股代息計劃」)。末期股息已於二零零四年九月七日本公司舉行之股東週年大會上通過。本公司由二零零四年十月四日至二零零四年十月六日(包括首尾兩日)暫停辦理股份過戶登記手續，以確定擬派之末期股息款額。在上述期間不會登記股份之轉讓。如欲獲派擬派之末期股息，則所有股份過戶文件，連同有關股票須已於二零零四年九月三十日送交本公司之香港股份過戶登記處秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

以股代息計劃詳情

根據以股代息計劃，每名股東可選擇以下其中一種方式收取末期股息：

(a)　獲配入賬列為繳足之代息股份，而此等代息股份就零碎股經調整之市值總額(按下文所述計算)相等於股東可選擇收取之現金末期股息總額；或

(b)　於二零零四年十月六日每持有一股已有之股份獲付0.015港元之現金；或

(c)　合併上文部份(a)與部份(b)之方式。

根據二零零四年七月二十三日發表公佈，決定應予配發之代息股份數目時，每股代息股份之市值乃參照截至二零零四年十月六日止連續三個交易日每股股份於香港聯合交易所有限公司(「聯交所」)之平均收市價減以此每股平均價百分之五之折讓，或股份面值(兩者以較高者為準)而計算。

由於截至二零零四年十月六日止連續三個交易日每股股份在聯交所之平均收市價為0.7733港元(「平

The Standard Monday, 4th October, 2004

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 498)

APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR AND RE-DESIGNATION OF DIRECTOR

The Board announces that with effect from 30th September, 2004, Dr. Chow Ming Kuen, Joseph has been appointed as an independent non-executive director of the Company and Mr. Cheung Ting Kau, Vincent, an existing independent non-executive director of the Company, has been re-designated as a non-executive director of the Company.

Appointment of Independent Non-executive Director

The board of directors (the "Board") of Paul Y. - ITC Construction Holdings Limited (the "Company") is pleased to announce that Dr. Chow Ming Kuen, Joseph, OBE, JP ("Dr. Chow") has been appointed as an independent non-executive director and a member of the Audit Committee of the Company with effect from 30th September, 2004.

Dr. Chow, aged 63, is a civil and structural engineer by profession and has 40 years of experience in the planning, design and construction of many major engineering projects in the U.K., Middle East, Mainland China and Hong Kong. He is a member of CPPCC of Shanghai and a Hon Senior Superintendent of the Hong Kong Auxiliary Police Force. He previously served as President of the Hong Kong Institution of Engineers, Chairman of Hong Kong Engineers' Registration Board, Hong Kong Examinations and Assessment Authority, Pamela Youde Nethersole Eastern Hospital as well as the Hong Kong Country Club.

Dr. Chow is currently Chairman of Joseph Chow & Partners Ltd., a firm of independent civil and structural consulting engineers and an independent non-executive director of Chevalier International Holdings Limited (Stock Code: 25), Wheelock Properties Limited (Stock Code: 49) and Build King Holdings Limited (Stock Code: 240), companies all listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). Save as disclosed above, he did not hold any other directorship in any listed public companies in the last three years. Dr. Chow is an independent non-executive director of a subsidiary of the Company. Other than disclosed in this announcement, he does not hold any positions with the Company or any of its subsidiaries.

Dr. Chow does not have interest in any shares or underlying shares of the Company pursuant to Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) nor did he have any relationship with any directors, senior management or substantial shareholder or controlling shareholder of the Company. He has not entered into any service contract with the Company and is subject to retirement by rotations and re-election in accordance with the bye-laws of the Company. There is no agreement between the Company and Dr. Chow in respect of any proposed length of service with the Company or prior notice given by either party for termination of service with regard to his engagement as independent non-executive director of the Company. Pursuant to the bye-laws of the Company, Dr. Chow will retire at the 2005 annual general meeting of the Company and will be eligible for re-election at that meeting. Dr. Chow will receive director's fee that is determined by the Board as authorized by shareholders at annual general meetings of the Company, currently being HK$240,000 per annum, which is determined with reference to prevailing market conditions.

The Board would like to extend its warmest welcome to Dr. Chow for joining the Company.

Re-designation of Director

The Board is also pleased to announce that Mr. Cheung Ting Kau, Vincent ("Mr. Cheung"), an independent non-executive director of the Company, has been re-designated as a non-executive director of the Company with effect from 30th September, 2004. Consequential upon such re-designation, Mr. Cheung ceases to act as the Chairman of the Audit Committee of the Company, but remains as a member thereof.

Mr. Cheung, aged 62, is a practicing solicitor and the senior partner of the firm of solicitors, Vincent T.K. Cheung, Yap & Co. He obtained a bachelor of laws degree from University College, London and was admitted as a solicitor in the United Kingdom in 1970 and in Hong Kong in 1972. Mr. Cheung is currently an executive director of Jade Dynasty Group Limited (Stock Code: 970), company listed on the Stock Exchange. He is also currently a non-executive director of Gold Peak Industries (Holdings) Limited (Stock Code: 40) and Techtronic Industries Company Limited (Stock Code: 669), companies all listed on the Stock Exchange (of which Mr. Cheung was an independent non-executive director prior to a re-designation in September 2004). Mr. Cheung was an independent non-executive director of Datronix Holdings Limited (Stock Code: 889) and Leadership Publishing Group Limited (Stock Code: 8010), companies all listed on the Stock Exchange, in the last three years. Other than disclosed in this announcement, he does not hold any positions with the Company or any of its subsidiaries.

Mr. Cheung does not have interest in any shares or underlying shares of the Company pursuant to Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) nor did he have any relationship with any directors, senior management or substantial shareholder or controlling shareholder of the Company. He has not entered into any service contract with the Company and is subject to retirement by rotation and re-election in accordance with the bye-laws of the Company. There is no agreement between the Company and Mr. Cheung in respect of any proposed length of service with the Company or prior notice given by either party for termination of service with regard to his engagement as a non-executive director of the Company. Pursuant to the bye-laws of the Company, Mr. Cheung will retire at the 2005 annual general meeting of the Company and will be eligible for re-election at that meeting. Mr. Cheung will receive director's fee that is determined by the Board as authorized by shareholders at annual general meetings of the Company, currently being HK$10,000 per annum, which is determined with reference to prevailing market conditions.

The Board is not aware of any other matters that need to be brought to the attention of shareholders of the Company in relation to Mr. Cheung's re-designation as non-executive director.

At the date of this announcement, the Board comprises twelve directors, of which (i) eight are executive directors, namely, Dr. Chan Kwok Keung, Charles, Mr. Lau Ko Yuen, Tom, Mr. Chan Fut Yan, Mr. Wong Wing Hoo, Billy, Ms. Chau Mei Wah, Rosanna, Mr. Cheung Hon Kit, Mr. Law Man Wah, Conrad and Mr. Lee Hon Chiu; (ii) one is non-executive director, namely, Mr. Cheung Ting Kau, Vincent; and (iii) three are independent non-executive directors, namely, Mr. Kwok Shiu Keung, Ernest, Mr. Chan Shu Kin and Dr. Chow Ming Kuen, Joseph.

By Order of the Board
Mui Ching Hung, Joanna
Company Secretary

Hong Kong, 30th September, 2004

香港經濟日報　　　　二零零四年十月四日 (星期一)

PAUL Y.
ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
(保華德祥建築集團有限公司)

(於百慕達註冊成立之有限公司)
(股份代號：498)

委任獨立非執行董事
及
董事調任

董事會宣佈，於二零零四年九月三十日起，周明權博士已獲委任為本公司之獨立非執行董事，而本公司之現任獨立非執行董事張定球先生已調任本公司之非執行董事。

委任獨立非執行董事

保華德祥建築集團有限公司(「本公司」)董事會(「董事會」)欣然宣佈，周明權博士，OBE，JP(「周博士」)已於二零零四年九月三十日起獲委任為本公司之獨立非執行董事及審核委員會成員。

周博士，63歲，為專業土木及結構工程師，彼於英國、中東、中國及香港籌劃、設計及興建多個工程項目擁有四十年之經驗。彼為中國人民政治協商會議上海委員會之特邀會員，亦為香港輔助警察隊之榮譽高級警司。彼曾出任香港工程師學會會長、香港工程師註冊局、香港考試及評核局、東區尤德夫人那打素醫院及香港鄉村俱樂部主席。

周博士目前為周明權工程顧問有限公司之主席，該公司為一家獨立土木及結構顧問工程師行。周博士為其士國際集團有限公司(股份代號：25)、會德豐地產有限公司(股份代號：49)及利基控股有限公司(股份代號：240)之獨立非執行董事，該等公司均於香港聯合交易所有限公司(「聯交所」)上市。除上文所披露者外，於過往三年內，彼並無於任何上市公眾公司擔任任何董事職務。周博士為本公司一家附屬公司之獨立非執行董事。除本公佈所披露者外，彼並無於本公司或其任何附屬公司擔任任何職位。

按照香港法例第571章證券及期貨條例第XV部所界定，周博士並無持有本公司之任何股份或相關股份之權益，另與本公司之任何董事、高級管理層或主要股東或控股股東並無任何關係。彼與本公司並無訂立任何服務合約，惟須根據本公司之公司細則輪值退任及膺選連任。本公司與周博士並無就彼獲委任為本公司之獨立非執行董事服務本公司建議服務年期或就任何一方發出預先通知以終止服務等事項達成協議。按照本公司之公司細則，周博士將於本公司之二零零五年股東週年大會上退任，並將於該大會上符合資格膺選連任。周博士將可獲取由股東於本公司股東週年大會授權董事會釐定之董事袍金，現為每年240,000港元，金額參考現時之市場情況釐定。

董事會藉此歡迎周博士加入本公司。

董事調任

董事會亦欣然宣佈，本公司獨立非執行董事張定球先生(「張先生」)已於二零零四年九月三十日起調任為本公司之非執行董事。於調任後，張先生不再擔任本公司之審核委員會主席，但仍留任其成員。

張先生，62歲，為執業律師，並為張葉司徒陳律師事務所之高級合夥人。彼於倫敦University College取得法律學士學位，其後分別於一九七零年在英國及一九七二年在香港獲取認可律師資格。張先生目前為玉皇朝集團有限公司(股份代號：970)執行董事，該公司在聯交所上市。彼現時亦為金山工業(集團)有限公司(股份代號：40)及創科實業有限公司(股份代號：669)之非執行董事，該等公司均在聯交所上市(於二零零四年九月調任前，張先生在上述各公司均擔任獨立非執行董事)。張先生於過去三年內曾擔任進達科技控股有限公司(股份代號：889)及現代旗艦出版集團有限公司(股份代號：8010)之獨立非執行董事，該等公司均在聯交所上市。除本公佈所披露者外，張先生並無擔任本公司或其任何附屬公司之任何職位。

按照香港法例第571章證券及期貨條例第XV部所界定，張先生並無持有本公司之任何股份或相關股份之權益，另與本公司之任何董事、高級管理層或主要股東或控股股東並無任何關係。彼與本公司並無訂立任何服務合約，惟須根據本公司之公司細則輪值退任及膺選連任。本公司與張先生並無就彼獲委任為本公司之非執行董事服務本公司建議服務年期或就任何一方發出預先通知以終止服務等事項達成協議。按照本公司之公司細則，張先生將於本公司之二零零五年股東週年大會上退任，並將於該大會上符合資格膺選連任。張先生將可獲取由股東於本公司股東週年大會授權董事會釐定之董事袍金，現為每年10,000港元，金額參考現時之市場情況釐定。

就董事會所知，並無有關張先生調任非執行董事之任何其他事項須知會本公司股東。

於本公佈日期，董事會成員包括十二名董事，其中(i)八名執行董事，分別為陳國強博士、劉高原先生、陳佛恩先生、黃永灝先生、周美華女士、張漢傑先生、羅文寧先生及李漢潮先生；(ii)一名非執行董事，張定球先生；及(iii)三名獨立非執行董事，分別為郭少強先生、陳樹堅先生及周明權博士。

承董事會命
梅麗紅
公司秘書

香港，二零零四年九月三十日

The Standard Tuesday, 28th September, 2004

PAUL Y. ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock code: 498)

Appointment of Independent Non-executive Director

The board of directors (the "Board") of Paul Y. - ITC Construction Holdings Limited (the "Company") is pleased to announce that Mr. Chan Shu Kin has been appointed as an independent non-executive director and an audit committee member of the Company with effect from 27th September, 2004.

Mr. Chan, aged 50, has over 27 years' experience in auditing, accounting and financial management services in manufacturing business. He graduated from Hong Kong Polytechnic and is both a fellow member of the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants. Mr. Chan is presently one of the partners of Messrs. Ting Ho Kwan & Chan, Certified Public Accountants. He is currently an independent non-executive director of Wing Shing International Holdings Limited, a company listed on The Stock Exchange of Hong Kong Limited ("Stock Exchange"). Mr. Chan was an independent non-executive director of China Velocity Group Limited, a company listed on the Stock Exchange, in the last three years. He does not hold any other positions with the Company or any of its subsidiaries.

Mr. Chan does not have interest in any shares or underlying shares of the Company pursuant to Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) nor did he have any relationship with any directors, senior management or substantial shareholder or controlling shareholder of the Company. He has not entered into any service contract with the Company and he is subject to retirement by rotation and re-election in accordance with the bye-laws of the Company. There is no agreement between the Company and Mr. Chan in respect of any proposed length of service with the Company or prior notice given by either party for termination of service in regard to his engagement as independent non-executive director of the Company. Pursuant to the bye-laws of the Company, Mr. Chan will retire at the 2005 annual general meeting of the Company and will be eligible for re-election at that meeting. Mr. Chan will receive director's fee that is determined by the Board as authorized by shareholders at annual general meetings of the Company, currently being HK$240,000 per annum, which is determined with reference to prevailing market conditions.

The Board would like to extend its warmest welcome to Mr. Chan for joining the Company.

At the date of this announcement, the Board comprises eleven directors, of which (i) eight are executive directors, namely, Dr. Chan Kwok Keung, Charles, Mr. Lau Ko Yuen, Tom, Mr. Chan Fut Yan, Mr. Wong Wing Hoo, Billy, Ms. Chau Mei Wah, Rosanna, Mr. Cheung Hon Kit, Mr. Law Man Wah, Conrad and Mr. Lee Hon Chiu; and (ii) three are independent non-executive directors, namely, Mr. Cheung Ting Kau, Vincent, Mr. Kwok Shiu Keung, Ernest and Mr. Chan Shu Kin.

By Order of the Board
Mui Ching Hung, Joanna
Company Secretary

Hong Kong, 27th September, 2004

香港經濟日報 二零零四年九月二十八日 (星期二)

PAUL Y. ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
(保華德祥建築集團有限公司)

(於百慕達註冊成立之有限公司)

(股份代號：498)

委任獨立非執行董事

保華德祥建築集團有限公司(「本公司」)董事會(「董事會」)欣然宣佈，陳樹堅先生已於二零零四年九月二十七日起獲委任為本公司之獨立非執行董事及審核委員會成員。

陳先生，50歲，在核數、會計及製造業之財務管理服務方面積逾二十七年經驗。彼畢業於香港理工學院，亦為英國特許會計師公會及香港會計師公會之資深會員。陳先生現為丁何關陳會計師行合夥人之一。彼目前為香港聯合交易所有限公司(「聯交所」)上市公司永成國際控股有限公司之獨立非執行董事。陳先生於過去三年內曾擔任聯交所上市公司中國高速(集團)有限公司之獨立非執行董事。彼並無擔任本公司或其任何附屬公司之任何其他職位。

按照香港法例第571章證券及期貨條例第XV部所界定，陳先生並無持有本公司之任何股份或相關股份之權益，另與本公司之任何董事、高級管理層或主要股東或控股股東並無任何關係。陳先生與本公司並無訂立任何服務合約，惟須根據本公司之公司細則輪值退任及膺選連任。本公司與陳先生並無就服務本公司之建議服務年期或被聘委任為本公司之獨立非執行董事而就任何一方發出預先通知以終止服務等事項達成協議。按照本公司之公司細則，陳先生將於本公司之二零零五年股東週年大會上退任，並將於該大會上符合資格膺選連任。陳先生將收取經董事會參照當時之市場情況並經由股東於本公司之股東週年大會上授權後釐定之董事袍金，目前為每年240,000港元。

董事會謹此歡迎陳先生加入本公司。

於本公佈日期，董事會成員包括十一名董事，其中(i)八名執行董事，分別為陳國強博士、劉高原先生、陳佛恩先生、黃永灝先生、周美華女士、張漢傑先生、羅文華先生及李漢潮先生；及(ii)三名獨立非執行董事，分別為張定球先生、郭少強先生及陳樹堅先生。

承董事會命
梅靜紅
公司秘書

香港，二零零四年九月二十七日

The Standard Monday, 27th September, 2004

PAUL Y. ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock code: 498)

ITC

ITC CORPORATION LIMITED
(Incorporated in Bermuda with limited liability)
(Stock code: 372)

FURTHER DELAY IN DESPATCH OF CIRCULARS

Paul Y and ITC have applied to the Stock Exchange for a further extension of deadline for despatch of the circulars in relation to, among other things, the disposal of Paul Y Construction, the provision of the Facility, the Underwriting Agreement, the Hidden Agreement (which together lead to an acquisition of an interest in Skynet) and the Paul Y Hidden Agreement from 24th September, 2004 to 8th October, 2004.

Reference is made to the joint announcements made by Skynet, Paul Y and ITC dated 4th June, 2004 ("Announcement"), 25th June, 2004, 13th August, 2004, 3rd September, 2004 and 9th September, 2004 in relation to, among other things, the Restructuring Proposal and the application for Whitewash Waiver (together, the "Proposal"). Capitalised terms used herein have the meanings ascribed thereto in the Announcement.

Further delay in despatch of circulars

Under Rule 14.13(2) of the Listing Rules in force before 31st March, 2004, the circulars of Paul Y and ITC in relation to, among other things, the disposal of Paul Y Construction, the provision of the Facility, the Underwriting Agreement, the Hidden Agreement (which together lead to an acquisition of an interest in Skynet) and the Paul Y Hidden Agreement, should be sent to their respective shareholders within 21 days of the date of the Announcement, and in this case on or before 25th June, 2004. Paul Y and ITC has each applied for waivers from the strict compliance with Rule 14.13(2) of the Listing Rules in force before 31st March, 2004 by extending the despatch date of the circulars of Paul Y and ITC to no later than 24th September, 2004.

However, additional time is required to finalise the financial information for inclusion in the respective circular of Paul Y and ITC. Accordingly, application (further to the applications for waivers made on 25th June, 2004, 13th August, 2004 and 9th September, 2004 as mentioned above) has been made by each of Paul Y and ITC to the Stock Exchange for consent to further extend the time for despatch of the relevant circular from 24th September, 2004 to 8th October, 2004.

General

The board of directors of Paul Y comprises ten directors, of which (i) eight are executive directors, namely, Dr. Chan Kwok Keung, Charles, Mr. Lau Ko Yuen, Tom, Mr. Chan Fut Yan, Mr. Wong Wing Hoo, Billy, Ms. Chau Mei Wah, Rosanna, Mr. Cheung Hon Kit, Mr. Law Man Wah, Conrad and Mr. Lee Hon Chiu; and (ii) two are independent non-executive directors, namely, Mr. Cheung Ting Kau, Vincent and Mr. Kwok Shiu Keung, Ernest.

The board of directors of ITC comprises eight directors, of which (i) six are executive directors, namely, Dr. Chan Kwok Keung, Charles, Mr. Lau Ko Yuen, Tom, Ms. Chau Mei Wah, Rosanna, Mr. Chan Kwok Hung, Mr. Chan Fut Yan and Mr. Cheung Hon Kit; and (ii) two are independent non-executive directors, namely, Mr. Chuck Winston Calptor and Mr. Lee Kit Wah.

By Order of the board of
Paul Y. - ITC Construction Holdings Limited
Mui Ching Hung, Joanna
Company Secretary

By Order of the board of
ITC Corporation Limited
Law Hon Wa, William
Company Secretary

Hong Kong, 24th September, 2004

香港經濟日報 二零零四年九月二十七日 (星期一)

PAUL Y.
ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
(保華德祥建築集團有限公司)
(於百慕達註冊成立之有限公司)
(股份代號：498)

ITC

ITC CORPORATION LIMITED
(德祥企業集團有限公司)
(於百慕達註冊成立之有限公司)
(股份代號：372)

進一步延遲寄發通函

保華及德祥已向聯交所申請將寄發關於（其中包括）出售Paul Y Construction、提供備用貸款、包銷協議、Hidden協議（合共導致收購天網之權益）及保華Hidden協議之通函之限期由二零零四年九月二十四日進一步延至二零零四年十月八日。

謹提述天網、保華及德祥於二零零四年六月四日發表之聯合公佈（「該公佈」）及於二零零四年六月二十五日、二零零四年八月十三日、二零零四年九月三日及二零零四年九月九日發表之聯合公佈，內容有關（其中包括）重組建議及申請清洗豁免（統稱為「該建議」）。本公佈所用詞彙與該公佈所界定者具相同涵義。

進一步延遲寄發通函

根據二零零四年三月三十一日前生效之上市規則第14.13(2)條，保華及德祥應於該公佈日期後21日內（即二零零四年六月二十五日或之前）向各自之股東寄發關於（其中包括）出售Paul Y Construction、提供備用貸款、包銷協議、Hidden協議（合共導致收購天網之權益）及保華Hidden協議之通函。保華及德祥已分別申請豁免嚴格遵守二零零四年三月三十一日前生效之上市規則第14.13(2)條，並將保華及德祥之通函之寄發日期延遲至二零零四年九月二十四日或之前。

然而，現需要更多時間編製須收錄於保華及德祥各自之通函內之財務資料。因此，繼上文所述於二零零四年六月二十五日、二零零四年八月十三日及二零零四年九月九日申請豁免後，保華及德祥已分別向聯交所申請同意將有關通函之寄發限期由二零零四年九月二十四日進一步延至二零零四年十月八日。

一般事項

保華之董事會成員包括十名董事，其中(i)八名執行董事，分別為陳國強博士、劉高原先生、陳佛恩先生、黃水賜先生、周美華女士、張漢傑先生、羅文華先生及李漢翔先生；及(ii)兩名獨立非執行董事，分別為張定球先生及郭少強先生。

德祥之董事會成員包括八名董事，其中(i)六名執行董事，分別為陳國強博士、劉高原先生、周美華女士、陳國翔先生、陳佛恩先生及張漢傑先生；及(ii)兩名獨立非執行董事，分別為卓育賢先生及李傑華先生。

承董事會命
保華德祥建築集團有限公司
公司秘書
梅靜紅

承董事會命
德祥企業集團有限公司
公司秘書
盧漢華

香港，二零零四年九月二十四日

The Standard Monday, 27th September, 2004

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PAUL Y. ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock code: 498)

ANNOUNCEMENT

The Board announces the details of financial assistance given to and trading balances due from, the Company's affiliated companies as at 31st March, 2004 pursuant to Rule 13.16 of the Listing Rules.

The Stock Exchange is of the view that the Company may have breached the Listing Rules in respect of what it considers to be the Company's late reporting of matters required by Rule 13.16 of the Listing Rules and reserves its rights to take appropriate actions.

The board of directors of the Company (the "Board") wishes to disclose pursuant to Rule 13.16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") details of the financial assistance given to the Company's affiliated companies including trading balances due from the Company's affiliated companies to the Company and its subsidiaries (the "Group"), which in aggregate exceeds 8% of the consideration ratio as set out in Rule 14.07 of the Listing Rules. Reference is also made to the announcement of the Company of even date in relation to information on the amounts due in respect of money lent ("Advances") to and trading balances due from entities pursuant to Rules 13.13, 13.14 and 13.15 of the Listing Rules.

ANALYSIS OF FINANCIAL ASSISTANCE INCLUDING TRADING BALANCES

Details of the financial assistance given to and trading balances due from, the Company's affiliated companies as at 31st March, 2004 are as follows:

Affiliated companies	Percentage of interest (%)	Amount of Advances given *(HK$'000)*	Interest rate in respect of Advances	Amount of trading balance receivable *(HK$'000)*	Total *(HK$'000)*
China Strategic Holdings Limited ("China Strategic") and its subsidiaries	29.4	175,700	Prime rate + 2%	636	176,336
Bongear Enterprises Limited	45.0	80,206	Prime rate + 1%	-	80,206
Paul Y. – Penta-Ocean Joint Venture	50.0	2,000	Nil	-	2,000
Icfox International Limited ("Icfox") and its subsidiaries	27.3	3,000	Nil	1,677	4,677
Domain – Paul Y. Sdn. Bhd.	49.0	-	Nil	1,505	1,505
DL & PY JV Limited	50.0	-	Nil	210	210
Downer EDI Limited ("Downer") and its subsidiaries	21.3	-	Nil	14	14
Total:		260,906		4,042	264,948 *(note)*

Note: This represents 5.6% of the total assets of the Group of HK$4,765,439,000 as at 30th September, 2003 according to the Group's consolidated balance sheet as at 30th September, 2003 and 30.8% of the average closing price of the Company as stated in the daily quotations sheets of the Stock Exchange for the five business days immediately preceding 31st March, 2004.

The Group made the Advances to these affiliated companies for their general working capital purpose.

The amounts above are repayable on demand by cash. There are no security in respect of the above amounts. All of the trading balances above are interest free. The Group advanced the monies to these entities for their general working capital purpose in return of interest income. The trading balances above represent amounts arising from rental and related building management services, sharing of administrative services and construction and project management services and staff secondment services rendered to the respective entities as follows:

	Rental and related building management services *HK$'000*	Construction and project management services *HK$'000*	Share of administrative services *HK$'000*	Staff secondment services *HK$'000*	Total *HK$'000*
China Strategic Group	3	465	168	-	636
Icfox Group	1,137	-	540	-	1,677
Domain – Paul Y. Sdn. Bhd.	-	-	-	1,505	1,505
DL & PY JV Limited	-	210	-	-	210
Downer EDI Group	-	-	14	-	14
	1,140	675	722	1,505	4,042

As at 31st March, 2004, apart from the amounts set out above, there are no other financial assistance or committed capital injection to affiliated companies which are required to be disclosed by way of an announcement pursuant to Rule 13.16 of the Listing Rules.

The Stock Exchange is of the view that the Company may have breached the Listing Rules in respect of what it considers to be the Company's late reporting of matters required by Rule 13.16 of the Listing Rules and reserves its rights to take appropriate actions.

GENERAL

As at the date of this announcement, the Board comprises ten directors of which (i) eight are executive directors, namely Dr. Chan Kwok Keung, Charles, Mr. Lau Ko Yuen, Tom, Mr. Chan Fut Yan, Mr. Wong Wing Hoo, Billy, Ms. Chau Mei Wah, Rosanna, Mr. Cheung Hon Kit, Mr. Law Man Wah, Conrad and Mr. Lee Hon Chiu; (ii) two are independent non-executive directors, namely Mr. Cheung Ting Kau, Vincent and Mr. Kwok Shiu Keung, Ernest.

By Order of the Board
Mui Ching Hung, Joanna
Company Secretary

Hong Kong, 24th September, 2004

香港經濟日報 二零零四年九月二十七日 (星期一)

PAUL Y. ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
(保華德祥建築集團有限公司)

(於百慕達註冊成立之有限公司)
(股份代號：498)

公 佈

> 董事會謹根據上市規則第13.16條公佈截至二零零四年三月三十一日，向本公司聯屬公司提供財務資助及應收本公司聯屬公司之貿易結餘之詳情。
>
> 聯交所認為，就本公司未有準時申報上市規則第13.16條所規定之事宜來說，本公司可能已違反上市規則，而其保留採取適當行動之權利。

本公司董事會（「董事會」）謹根據香港聯合交易所有限公司證券上市規則（「上市規則」）第13.16條披露，向本公司聯屬公司提供之財務資助以及本公司及其附屬公司（「本集團」）應收本公司聯屬公司之貿易結餘之詳情，上述財務資助與貿易結餘之總額超過上市規則第14.07條所載代價比率之8%。此外，謹提述本公司於同日根據上市規則第13.13、13.14及13.15條就有關向實體提供借款（「貸款」）及應收實體之貿易結餘而發表之公佈。

財務資助及貿易結餘之分析

截至二零零四年三月三十一日，向本公司聯屬公司提供財務資助及應收本公司聯屬公司之貿易結餘之詳情如下：

聯屬公司	權益百分比 (%)	貸款金額 (千港元)	貸款之利率	應收貿易結餘金額 (千港元)	總計 (千港元)
中策集團有限公司（「中策」）及其附屬公司	29.4	175,700	最優惠利率加2厘	636	176,336
寶來德企業有限公司	45.0	80,206	最優惠利率加1厘	–	80,206
Paul Y. - Penta-Ocean Joint Venture	50.0	2,000	無	–	2,000
Icfox International Limited（「Icfox」）及其附屬公司	27.3	3,000	無	1,677	4,677
Domain - Paul Y. Sdn. Bhd.	49.0	–	無	1,505	1,505
DL & PY JV Limited	50.0	–	無	210	210
Downer EDI Limited（「Downer」）及其附屬公司	21.3	–	無	14	14
總額：		260,906		4,042	264,948 (附註)

附註： 此代表按本集團截至二零零三年九月三十日之綜合資產負債表所示本集團截至二零零三年九月三十日之總資產4,765,459,000港元之5.6%，以及聯交所每日報價表所示緊於二零零四年三月三十一日前五個營業日之本公司股份平均收市價之30.8%。

本集團向該等聯屬公司提供貸款以作彼等之一般營運資金。

上列款項須於要求時以現金償還。上列款項並無相關抵押品。上列應收貿易結餘均為免息。本集團向此等實體提供貸款作為彼等之一般營運資金，以此賺取利息收入。上列貿易結餘代表向有關實體提供之租賃及相關樓宇管理服務、共用行政服務、建築及項目管理服務，以及員工暫調服務而產生之款項，詳情如下：

	租賃及相關樓宇管理服務 千港元	建築及項目管理服務 千港元	共用行政服務 千港元	員工暫調服務 千港元	總計 千港元
中策集團	3	465	168	–	636
Icfox集團	1,137	–	540	–	1,677
Domain - Paul Y. Sdn. Bhd.	–	–	–	1,505	1,505
DL & PY JV Limited	–	210	–	–	210
Downer集團	–	–	14	–	14
	1,140	675	722	1,505	4,042

除上列款項外，截至二零零四年三月三十一日，並無向聯屬公司提供其他財務資助或承諾出資而須根據上市規則第13.16條予以披露。

聯交所認為，就本公司未有準時申報上市規則第13.16條所規定之事宜來說，本公司可能已違反上市規則，而其保留採取適當行動之權利。

一般事項

於本公佈日期，董事會成員包括十名董事，其中(i)八名執行董事，分別為陳國強博士、劉高原先生、陳佛恩先生、黃永灝先生、周美華女士、張漢傑先生、匡文華先生及李[illegible]先生；及(ii)兩名獨立非執行董事，分別為張定球先生及郭少強先生。

承董事會命
公司秘書
梅靜紅

香港，二零零四年九月二十四日

4

Monday, September 27, 2004 The Standard

PAUL Y.
ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock code: 498)

ANNOUNCEMENT

The Board announces the details of advances to and trading balances due from certain entities as at 31st March, 2004 pursuant to Rules 13.13, 13.14 and 13.15 of the Listing Rules.

The Stock Exchange is of the view that the Company may have breached the Listing Rules in respect of what it considers to be the Company's late reporting of matters required by Rules 13.13 to 13.15 of the Listing Rules and reserves its rights to take appropriate actions.

ANALYSIS OF THE ADVANCES AND TRADING BALANCES AS AT 31ST MARCH, 2004

The board of directors of the Company (the "Board") wishes to disclose pursuant to Rules 13.13 and 13.15 of the Rules (the "Listing Rules") Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") details of amounts due in respect of money lent (the "Advances") to, and trading balances due from, certain entities (as defined in Rule 13.11(2)(c)) by/to the Company and its subsidiaries (the "Group"), which exceed 8% of one or more of the relevant percentage ratios as set out in Rule 14.07 of the Listing Rules.

This announcement is made as a result of the implementation of the revised Listing Rules which took effect on 31st March, 2004 in which the criteria triggering the disclosure obligations for "advances to an entity" has changed from the previous practice note 19 of the previous Listing Rules to Rules 13.13 and 13.15 of the new Listing Rules. As the value of the "advances to entities" set out in this Announcement did not exceed 25 percent of the net assets of the Group, no previous announcement was required to be made pursuant to practice note 19 of the previous Listing Rules. Reference is made to the announcement of even date of the Company in relation to disclosure required pursuant to Rule 13.16 of the Listing Rules.

With the implementation of the revised Listing Rules which took effect on 31st March, 2004, the Board wishes to disclose the details of the Advances to and trading balances due from the entities as at 31st March, 2004 which are as follows:

Entities	Amount of Advances (HK$'000)	Interest rate in relation to the Advances	Amount of trading balances (HK$'000) (Note 1)	Total (HK$'000)	Percentage of Total Assets (Note 2)	Percentage of Market Capitalization (Note 3)
Hanny Holdings Limited, its subsidiaries and its affiliated companies, excluding China Strategic Holdings Limited ("China Strategic") (Note 4)	169,361	Prime rate + 2%	-	169,361	3.1%	11.3%
China Strategic, its subsidiaries and its affiliated companies, excluding China Velocity Group Limited ("China Velocity") and Wing On Travel (Holdings) Limited ("Wing On") (Note 5)	175,700	Prime rate + 2%	1,616	177,316	3.3%	20.6%

Note: The amounts of Trade Receivable from (1) Cheung Kong (Holdings) Limited, its subsidiaries and affiliated companies; and (2) Hutchison Whampoa Limited, its subsidiaries and affiliated companies set out in the table above both include the Trade Receivable from Hutchison Whampoa Limited and its subsidiaries in the sum of approximately HK$95,037,000.

The Trade Receivable, which is unsecured, interest free and with payment terms within 1 month from date of certification, arose from construction services rendered by the Group to the relevant customer. As at 31st March, 2004, there are no other balances due by the entities listed above.

DISCLOSURE PURSUANT TO RULE 13.14 OF THE LISTING RULES

Wing On

In accordance with Rule 13.14 of the Listing Rules, the Advance made to, and trading balance due from, Wing On, its subsidiaries and its affiliated companies was increased during the period from 31st March, 2004 to 21st April, 2004, and the aggregate increase in advances and trading balances during such period exceeded 3% of the Company's average market capitalization for the five business days immediately preceding 21st April, 2004 (i.e. the average closing price of the Company as stated in the daily quotations sheets of the Stock Exchange for the five business days immediately preceding 21st April, 2004).

For the period from 31st March, 2004 to 21st April, 2004, the additional aggregate Advances made to Wing On, its subsidiaries and its affiliated companies for the purposes of general working capital purposes were HK$51,551,000 and the addition aggregate increase in trading balances was HK$174,000. The increase in trading balances represents rental and building management fee due from Wing On, its subsidiaries and its affiliates. The total additional aggregate Advances and trading balances represent 6.0% of the Company's average market capitalization for the five business days immediately preceding 21st April, 2004 (i.e. the average closing price of the Company as stated in the daily quotations sheets of the Stock Exchange for the five business days immediately preceding 21st April, 2004). The total Advances made to and the total trading balances due from Wing On, its subsidiaries and its affiliates as at 21st April, 2004 was HK$139,430,000 and HK$2,024,000 respectively.

The additional Advances and the trading balances are unsecured and are repayable on demand. The additional Advances bore an interest at prime rate + 2%. The additional trading balances are interest free.

Cheung Kong

In accordance with Rule 13.14 of the Listing Rules, the Trade

Entities	Amount of Advances (HK$'000)	Interest rate to the Advances	Amount of trading balances (HK$'000) (Note 1)	Total (HK$'000)	Percentage of Total Assets (Note 2)	Percentage of Market Capitalisation (Note 3)
Hanny Holdings Limited, its subsidiaries and its affiliated companies, excluding China Strategic Holdings Limited ("China Strategic") (Note 6)	149,361	Prime rate + 2%	-	149,361	3.1%	17.4%
China Strategic, its subsidiaries and its affiliated companies, excluding China Velocity Group Limited ("China Velocity") and Wing On Travel (Holdings) Limited ("Wing On") (Note 5)	175,700	Prime rate + 2%	1,636	177,336	3.7%	20.6%
China Velocity, its subsidiaries and its affiliated companies (Note 5)	131,702 (Note 4)	Prime rate + 0.25%	641	132,343	2.8%	15.4%
Wing On, its subsidiaries its affiliated companies (Note 5)	87,929	Prime rate + 1%	1,850	89,779	1.9%	10.4%
Bongear Enterprises Limited (Note 5)	80,206	Prime rate + 1%	-	80,206	1.7%	9.3%
Banyan Profits Limited (Note 6)	69,869	Prime rate - 1%	-	69,869	1.5%	8.1%

Note:

1. All of the trading balances are interest free.
2. "Total Assets" means the total assets of the Group of HK$4,765,459,000 as at 30th September, 2003 according to the Group's consolidated balance sheet as at 30th September, 2003.
3. "Market Capitalisation" is the average closing price of the Company as stated in the daily quotations sheets of the Stock Exchange for the five business days immediately preceding 31st March, 2004.
4. The Advances are repayable by instalment with final maturity on 30th June, 2005.
5. China Strategic and Bongear Enterprises Limited are owned as to 29.4% and 45% by the Company respectively and are also affiliated companies of the Company (as defined in Rule 13.11(2)(a) of the Listing Rules). Wing On and China Velocity are indirectly owned as to 32.2% and 22.7% respectively by China Strategic.
6. The Company does not have any interests in Hanny Holdings Limited and Banyan Profits Limited.

The amounts are unsecured and, except as otherwise stated in note 4 above, are repayable on demand.

The Group made the Advances to these entities for their general working capital purpose in return of interest income. The trading balances above represent amounts arising from rental and related building management services, sharing of administrative services and construction and project management services rendered to the respective entities as follows:

	Rental and related building management services HK$'000	Construction and project management services HK$'000	Share of administrative services HK$'000	Total HK$'000
China Strategic Group	176	977	483	1,636
China Velocity Group	-	641	-	641
Wing On Group	1,726	-	124	1,850
	1,902	1,618	607	4,127

TRADING BALANCES FROM TRADE CUSTOMERS AS AT 31ST MARCH, 2004

As at 31st March, 2004, the Group has trading balances including retention monies ("Trade Receivable") due from three trade customers, their subsidiaries and their affiliated companies, which individually exceeded 8% of the consideration ratio as set out in Rule 14.07 of the Listing Rules.

Details of which are set out as below:

	Amount of Trade Receivable (HK$'000)	Percentage of Total Assets	Percentage of Market Capitalisation
Cyber-port Limited	318,228	6.7%	37%
Cheung Kong (Holdings) Limited, its subsidiaries and affiliated companies (*note*)	230,887	4.8%	26.8%
Hutchison Whampoa Limited, its subsidiaries and affiliated companies (*note*)	173,793	3.6%	20.2%

from Wing On, its subsidiaries and its affiliates. The total additional aggregate Advances and trading balances represent 6.0% of the Company's average market capitalization for the five business days immediately preceding 21st April, 2004 (i.e. the average closing price of the Company as stated in the daily quotations sheets of the Stock Exchange for the five business days immediately preceding 21st April, 2004). The total Advances made to and the total trading balances due from Wing On, its subsidiaries and its affiliates as at 21st April, 2004 was HK$139,430,000 and HK$2,024,000 respectively.

The additional Advances and the trading balances are unsecured and are repayable on demand. The additional Advances bore an interest at prime rate + 2%. The additional trading balances are interest free.

Cheung Kong

In accordance with Rule 13.14 of the Listing Rules, the Trade Receivable due from Cheung Kong (Holdings) Limited, its subsidiaries and its affiliated companies increased during the period from 31st March, 2004 to 8th May, 2004 by approximately HK$26,873,000 to approximately HK$257,760,000 as at 8th May, 2004. The increase exceeded 3% of the Company's average market capitalization for the five business days immediately preceding 8th May, 2004 (i.e. the average closing price of the Company as stated in the daily quotations sheets of the Stock Exchange for the five business days immediately preceding 8th May, 2004). The Trade Receivable is unsecured, interest free and with payment terms within one month from the date of certification and arose from construction services rendered by the Group.

TIMING OF DISCLOSURE

In relation to the information on the trading balances for the Group's construction projects, as the principal business of the Group is in the construction industry, the operations of the Group of which are mainly project based. Under the accounting policy of the Group, value of contract works is recognised by reference to the stage of completion of the contract activity at the balance sheet date. To recognise the value of contract work, the Group's accounting policy requires the obtaining of a certification for each project. Certification is performed on a monthly basis, commencing from the commencement date of the project (for example if a project commences on 25th February, then the monthly value of contract work for that project will be certified for each monthly period commencing on the 25th day of each month and ending on or around the 24th day of the following month). The Group will make an application at the end of each project monthly period for each project, with an estimate of the value of contract work performed. The application will be valued by a quantity surveyor which normally takes 2-4 weeks and after the application has been valued, the relevant appointed architect will confirm the valuation of the quantity surveyor and issue a certification (this will take another further 2-4 weeks). Accounting recognition will be based on the certification of the architect and in cases where the end of each monthly project period is not the actual month end, the value of contract work will be calculated on a pro rata basis for the actual month end.

The certificates in respect of the construction projects for the month ended 31st March, 2004 were received by the Company throughout April and May, 2004, with the last certificate having been received on 25th May, 2004. The Company then had to carry out consolidation, adjustments for the certified value of contract work undertaken for that period and analyse balances for each customer group and as soon as practicable after the Company has finalized such financial information, it has submitted this announcement to the Stock Exchange for clearance in order to comply with the disclosure obligation under Rules 13.13 and 13.15.

The Stock Exchange is of the view that the Company may have breached the Listing Rules in respect of what it considers to be the Company's late reporting of matters required by Rules 13.13 to 13.15 of the Listing Rules and reserves its rights to take appropriate actions.

GENERAL

As at the date of this announcement, the Board comprises ten directors of which (i) eight are executive directors, namely Dr. Chan Kwok Keung, Charles, Mr. Lau Ko Yuen, Tom, Mr. Chan Fut Yan, Mr. Wong Wing Hoo, Billy, Ms. Chau Mei Wah, Rosanna, Mr. Cheung Hon Kit, Mr. Law Man Wah, Conrad and Mr. Lee Hon Chiu; (ii) two are independent non-executive directors, namely Mr. Cheung Ting Kau, Vincent and Mr. Kwok Shiu Keung, Ernest.

By Order of the Board
Mui Ching Hung, Joanna
Company Secretary

Hong Kong, 24th September, 2004

PAUL Y. ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
(保華德祥建築集團有限公司)

(於百慕達註冊成立之有限公司)
(股份代號：498)

公佈

> 董事會謹根據上市規則第13.13、13.14及13.15條公佈截至二零零四年三月三十一日，向若干實體提供貸款及應收若干實體之貿易結餘之詳情。
>
> 聯交所認為，就本公司未有準時申報上市規則第13.13至13.15條所規定之事宜來說，本公司可能已違反上市規則，而其保留採取適當行動之權利。

截至二零零四年三月三十一日之貸款及貿易結餘之分析

本公司董事會（「董事會」）謹根據香港聯合交易所有限公司（「聯交所」）證券上市規則（「上市規則」）第13.13及13.15條披露，向本公司及其附屬公司（「本集團」）之若干實體（定義見上市規則第13.11(2)(c)條）提供之貸款之應收金額（「該等貸款」）以及應收若干實體之貿易結餘之詳情，上述貸款與貿易結餘之金額均超過上市規則第14.07條所載之一個或多個有關百分比比率之8%或以上。

本公佈乃因應二零零四年三月三十一日起生效之經修訂上市規則之實施而發表，當中所載關於「給予某實體的貸款」方面之披露責任之準則已經由前上市規則之前應用指引19改為新上市規則第13.13及13.15條。由於本公佈所載之「給予某實體的貸款」之價值並不超過本公司資產淨值之25%，故以往毋須根據前上市規則應用指引19就此發表公佈。此外，謹提述本公司於同日就根據上市規則第13.16條須予披露之事宜所發表之公佈。

隨著二零零四年三月三十一日起生效之經修訂上市規則之實施，董事會謹披露截至二零零四年三月三十一日，向若干實體提供貸款及應收若干實體之貿易結餘之詳情如下：

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	(千港元)		(千港元) (附註)	(千港元)	(附註)	(附註)
[illegible]	[illegible]	[illegible]	-	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

附註：　上表所載應收(1)長江實業(集團)有限公司、其附屬公司及聯屬公司；及(2)和記黃埔有限公司、其附屬公司及聯屬公司之貿易應收款項之金額均包括應收和記黃埔有限公司及其附屬公司約95,087,000港元之貿易應收款項。

應收賬款為無抵押及免息，還款期為通過核實日期起計一個月內。應收賬款主要由本集團向有關客戶提供之建築服務產生。截至二零零四年三月三十一日，並無其他應收上列實體之結餘。

上市規則第13.14條規定之披露

永安

根據上市規則第13.14條，向永安、其附屬公司及其聯屬公司提供之貸款及應收該等公司之貿易結餘於二零零四年三月三十一日至二零零四年四月二十一日期間上升，而該等貸款及貿易結餘於上述期間之增加總額超過本公司於緊接二零零四年四月二十一日前五個營業日之平均市值（乃按緊接二零零四年四月二十一日前五個營業日聯交所每日報價表所列之本公司平均收市價計算）之3%。

於二零零四年三月三十一日至二零零四年四月二十一日期間，向永安、其附屬公司及其聯屬公司提供作為彼等之一般營運資金之額外該等貸款總額為51,551,000港元，而貿易結餘之額外總增加為174,000港元。所增加之貿易結餘代表應收永安、其附屬公司及其聯屬公司之租賃及樓宇管理費。額外貸款總額與貿易結餘合計相當於緊於二零零四年四月二十一日前五個營業日本公司平均市值（乃按聯交所每日報價表所示緊於二零零四年四月二十一日前五個營業日之本公司股份平均收市價計算）之6.0%。截至二零零四年四月二十一日，向永安、其附屬公司及其聯屬公司提供之貸款總額及應收該等公司之貿易結餘總額分別為139,430,000港元及2,024,000港元。

	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	-	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	641	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	-	[illegible]	[illegible]	[illegible]
Banyan Profits Limited [illegible]	[illegible]	[illegible]	-	[illegible]	[illegible]	[illegible]

附註：

1. 貿易結餘均為免息。
2. 「總資產」指本集團截至二零零三年九月三十日之綜合資產負債表所示本集團截至二零零三年九月三十日之總資產4,765,459,000港元。
3. 「市值」指聯交所每日報價表所示緊於二零零四年三月三十一日前五個營業日之本公司股份平均收市價。
4. 該等貸款須於二零零五年六月三十日前分期償清。
5. 中策與貴衣德企業有限公司分別由本公司擁有29.4%及45%，亦為本公司之聯屬公司(定義見上市規則13.11(2)(a)條)。永安與中國高速分別由中策間接擁有32.2%及22.7%。
6. 本公司並無持有約與集團有限公司及Banyan Profits Limited之權益。

該等款項為無抵押，而除上文附註4另有指明者外，有關款項須於要求時償還。

本集團向以上實體提供該等貸款，以便有關實體用作一般營運資金，並就此收取利息收入。上列貿易結餘代表應收有關實體之租賃及相關樓宇管理服務、共用行政服務、建築及項目管理服務而產生之款項，詳情如下：

	租賃及相關樓宇管理服務	建築及項目管理服務	共用行政服務	總計
	千港元	千港元	千港元	千港元
中策集團	176	977	483	1,636
中國高速集團	–	641	–	641
永安集團	1,726	–	124	1,850
	1,902	1,618	607	4,127

截至二零零四年三月三十一日應收貿易客戶之貿易結餘

截至二零零四年三月三十一日，本集團有應收三名貿易客戶、彼等之附屬公司及彼等之聯屬公司之貿易結餘(包括保留金)(「應收賬款」)，在上述三方面之應收賬款均超逾上市規則第14.07條所載代價比率之8%。

應收賬款之詳情載列如下：

	應收賬款之金額(千港元)	佔總資產之百分比	佔市值之百分比
資訊港有限公司	318,228	6.7%	37%
長江實業(集團)有限公司、其附屬公司及聯屬公司(附註)	230,887	4.8%	26.8%
和記黃埔有限公司、其附屬公司及聯屬公司(附註)	173,793	3.6%	20.2%

資金之額外該等貸款總額為51,551,000港元，而貿易結餘之額外總增加為174,000港元。所增加之貿易結餘代表應收永安、其附屬公司及其聯屬公司之租賃及樓宇管理費。額外貸款總額與貿易結餘合計相當於緊於二零零四年四月二十一日前五個營業日本公司平均市值(乃按聯交所每日報價表所示緊於二零零四年四月二十一日前五個營業日之本公司股份平均收市價計算)之6.0%。截至二零零四年四月二十一日，向永安、其附屬公司及其聯屬公司提供之貸款總額及應收該等公司之貿易結餘總額分別為139,430,000港元及2,024,000港元。

增撥之貸款及貿易結餘為無抵押並須於要求時償還。增撥之貸款按最優惠利率加2厘計息。額外貿易結餘為免息。

長江

根據上市規則第13.14條，於二零零四年三月三十一日至二零零四年五月八日期間，應收長江實業(集團)有限公司、其附屬公司及其聯屬公司之應收賬款增加約26,873,000港元，截至二零零四年五月八日之應收賬款約257,760,000港元。截至二零零四年五月八日之貿易結餘之增加超過本公司於緊接二零零四年五月八日前五個營業日之平均市值(乃按緊接二零零四年五月八日前五個營業日聯交所每日報價表所列之本公司平均收市價計算)之3%。該等應收賬款為無抵押及免息，還款期由核證日期起計一個月，乃由本集團提供之建築服務所產生。

披露之時間性

就有關本集團建築項目之貿易結餘之資料，由於建築業務是本集團之主要業務，故本集團之運作主要以不同項目為基礎。根據本集團之會計政策，合約工程之價值乃按合約工程於結算日之完工進度確認。為確認合約工程之價值，本集團之會計政策規定須就各項目取得核證。核證工作乃由項目動工日期起計每月進行。比方說，若某項目於二月二十五日動工，則該項目之每月工程價值將代表每月第二十五日起至下一個月第二十四日當日或前後之一個月期間之經核證工程價值。本集團於各項目之月份期間結束時連同已進行之合約工程之估計價值提出申請，然後測計師會評估有關申請，此階段一般需時二至四星期。測計師評估申請後，已委任之有關建築師將確認測計師之估值並發出核證書，此階段則再需要多二至四星期。合約工程之價值將根據建築師之核證確認入賬，倘若項目月份期間之月結日並非實際月結日，合約工程之價值將就實際月結日按比例計算。

本公司由二零零四年四月至五月期間陸續收到截至二零零四年三月三十一日止年度之建築項目證書，而最後一份證書則於二零零四年五月二十五日收到。收到有關證書後，本公司隨而進行綜合工作，對該期間進行之合約工程之核證價值進行調整，以及分析各組客戶之結餘。本公司已於上述財務資料獲確定後盡快向聯交所提交本公佈以供審批，以履行第13.13及13.15條項下之披露責任。

聯交所認為，就本公司未有準時申報上市規則第13.13至13.15條所規定之事宜來說，本公司可能已違反上市規則，而其保留採取適當行動之權利。

一般事項

於本公佈日期，董事會成員包括十名董事，其中(i)八名執行董事，分別為陳國強博士、劉高原先生、陳佛恩先生、袁永誠先生、周美華女士、張漢傑先生、顧文華先生及李漢潮先生；及(ii)兩名獨立非執行董事，分別為張定球先生及鄭少強先生。

承董事會命
公司秘書
楊麗紅

香港，二零零四年九月二十四日

The Standard Friday, 10th September, 2004

SKYNET (INTERNATIONAL GROUP) HOLDINGS LIMITED
天網(國際集團)有限公司*
(incorporated in Bermuda with limited liability)
(Stock Code: 577)

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
保華德祥建築集團有限公司*
(incorporated in Bermuda with limited liability)
(Stock Code: 498)

ITC CORPORATION LIMITED
德祥企業集團有限公司*
(incorporated in Bermuda with limited liability)
(Stock Code: 372)

FURTHER DELAY IN DESPATCH OF CIRCULARS

Skynet has applied to the Stock Exchange and the Executive for a further extension of deadline for despatch of the circular in relation to, among other things, the Restructuring Proposal and the application for Whitewash Waiver from 10th September, 2004 to 30th September, 2004.

Paul Y and ITC have applied to the Stock Exchange for a further extension of deadline for despatch of the circular in relation to, among other things, the disposal of Paul Y Construction, the provision of the Facility, the Underwriting Agreement, the Hidden Agreement (which together lead to an acquisition of an interest in Skynet) and the Paul Y Hidden Agreement from 10th September, 2004 to 24th September, 2004.

Reference is made to the joint announcements made by Skynet, Paul Y and ITC dated 4th June, 2004 ("Announcement"), 25th June, 2004, 13th August, 2004 and 3rd September, 2004 in relation to, among other things, the Restructuring Proposal and the application for Whitewash Waiver (together, the "Proposal"). Capitalised terms used herein have the meanings ascribed thereto in the Announcement.

FURTHER DELAY IN DESPATCH OF CIRCULARS

Under Rule 14.13(2) of the Listing Rules in force before 31st March, 2004 and Rule 8.2 of the Takeovers Code, the circular of Skynet in relation to the Proposal should be sent to the Shareholders within 21 days of the date of the Announcement, and in this case on or before 25th June, 2004. Skynet has applied for waivers from the strict compliance with Rule 14.13(2) of the Listing Rules in force before 31st March, 2004 and Rule 8.2 of the Takeovers Code by extending the despatch date of the circular of Skynet to no later than 10th September, 2004.

Under Rule 14.13(2) of the Listing Rules in force before 31st March, 2004, the circular of Paul Y and ITC in relation to, among other things, the disposal of Paul Y Construction, the provision of the Facility, the Underwriting Agreement, the Hidden Agreement (which together lead to an acquisition of an interest in Skynet) and the Paul Y Hidden Agreement, should be sent to their respective shareholders within 21 days of the date of the Announcement, and in this case on or before 25th June, 2004. Paul Y and ITC has each applied for waivers from the strict compliance with Rule 14.13(2) of the Listing Rules in force before 31st March, 2004 by extending the despatch date of the circulars of Paul Y and ITC to no later than 10th September, 2004.

However, additional time is required to finalise the information for inclusion in the respective circular of Skynet, Paul Y and ITC, including, where relevant, the accountants' reports of Paul Y Construction and Hidden, the letter of advice from the independent financial adviser to the independent board committee of Skynet and other financial information. Accordingly, application (further to the applications for waivers made on 25th June, 2004 and 13th August, 2004 as mentioned above) has been made by each of Skynet, Paul Y and ITC to the Stock Exchange and the Executive (where relevant) for consent to further extend the time for despatch of the relevant circular from 10th September, 2004 to (i) in the case of Skynet, 30th September, 2004; (ii) in the case of Paul Y and ITC, 24th September, 2004.

GENERAL

The board of directors of Skynet comprises six directors, of which (i) three are executives directors, namely, Mr. Choi Wing Kin, Mr. Wu Wing Kin and Mr. To Chi; (ii) Mr. Lo Chi Ho, William is a non-executive director; and (iii) Mr. Cheung Hon Kit and Mr. Ng Wai Hung are independent non-executive directors.

The board of directors of Paul Y comprises ten directors, of which (i) eight are executive directors, namely, Dr. Chan Kwok Keung, Charles, Mr. Lau Ko Yuen, Tom, Mr. Chan Fut Yan, Mr. Wong Wing Hoo, Billy, Ms. Chau Mei Wah, Rosanna, Mr. Cheung Hon Kit, Mr. Law Man Wah, Conrad and Mr. Lee Hon Chiu; and (ii) two are independent non-executive directors, namely, Mr. Cheung Ting Kau, Vincent and Mr. Kwok Shiu Keung, Ernest.

The board of directors of ITC comprises eight directors, of which (i) six are executive directors, namely, Dr. Chan Kwok Keung, Charles, Mr. Lau Ko Yuen, Tom, Ms. Chau Mei Wah, Rosanna, Mr. Chan Kwok Hung, Mr. Chan Fut Yan and Mr. Cheung Hon Kit; and (ii) two are independent non-executive directors, namely, Mr. Chuck, Winston Calptor and Mr. Lee Kit Wah.

By Order of the board of
Skynet (International Group) Holdings Limited
To Chi
Executive Director

By Order of the board of
Paul Y. - ITC Construction Holdings Limited
Mui Ching Hung, Joanna
Company Secretary

By Order of the board of
ITC Corporation Limited
Law Hon Wa, William
Company Secretary

Hong Kong, 9th September, 2004

The directors of Skynet jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than those relating to the Paul Y Group and ITC Group) and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to the Paul Y Group and ITC Group) have been arrived at after due and careful consideration and there are no other facts (other than those relating to the Paul Y Group and ITC Group) not contained in this announcement the omission of which would make any statements (other than those relating to the Paul Y Group and ITC Group) in this announcement misleading.

The directors of Paul Y jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than those relating to the Group and ITC Group excluding the Paul Y Group) and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to the Group and ITC Group excluding the Paul Y Group) have been arrived at after due and careful consideration and there are no other facts (other than those relating to the Group and ITC Group excluding the Paul Y Group) not contained in this announcement the omission of which would make any statements (other than those relating to the Group and ITC Group excluding the Paul Y Group) in this announcement misleading.

The directors of ITC jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than those relating to the Group and the Paul Y Group) and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to the Group and the Paul Y Group) have been arrived at after due and careful consideration and there are no other facts (other than those relating to the Group and the Paul Y Group) not contained in this announcement the omission of which would make any statements (other than those relating to the Group and the Paul Y Group) in this announcement misleading.

* *for identification only*

香港經濟日報　　二零零四年九月十日 (星期五)

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不會就本公佈全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

SKYNET (INTERNATIONAL GROUP) HOLDINGS LIMITED
天網(國際集團)有限公司*
(於百慕達註冊成立之有限公司)
(股份代號：577)

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
保華德祥建築集團有限公司*
(於百慕達註冊成立之有限公司)
(股份代號：498)

ITC CORPORATION LIMITED
德祥企業集團有限公司*
(於百慕達註冊成立之有限公司)
(股份代號：372)

進一步延遲寄發通函

天網已向聯交所及執行理事申請將寄發關於(其中包括)重組建議及申請清洗豁免之通函之限期由二零零四年九月十日進一步延至二零零四年九月三十日。

保華及德祥已向聯交所申請將寄發關於(其中包括)出售Paul Y Construction、提供備用貸款、包銷協議、Hidden協議(合共導致收購天網之權益)及保華Hidden協議之通函之限期由二零零四年九月十日進一步延至二零零四年九月二十四日。

茲提述天網、保華及德祥於二零零四年六月四日發表之聯合公佈(「該公佈」)及於二零零四年六月二十五日、二零零四年八月十三日及二零零四年九月三日發表之聯合公佈，內容有關(其中包括)重組建議及申請清洗豁免(統稱為「該建議」)。本公佈所用詞彙與該公佈所界定者具相同涵義。

進一步延遲寄發通函
根據二零零四年三月三十一日前生效之上市規則第14.13(2)條及收購守則第8.2條，天網應於該公佈日期後21日內(即二零零四年六月二十五日或之前)向股東寄發有關該建議之通函。天網已申請豁免嚴格遵守二零零四年三月三十一日前生效之上市規則第14.13(2)條及收購守則第8.2條，並將天網通函之寄發日期延遲至二零零四年九月十日或之前。

根據二零零四年三月三十一日前生效之上市規則第14.13(2)條，保華及德祥應於該公佈日期後21日內(即二零零四年六月二十五日或之前)向各自之股東寄發關於(其中包括)出售Paul Y Construction、提供備用貸款、包銷協議、Hidden協議(合共導致收購天網之權益)及保華Hidden協議之通函。保華及德祥已申請豁免嚴格遵守二零零四年三月三十一日前生效之上市規則第14.13(2)條，並將保華及德祥之通函之寄發日期延遲至二零零四年九月十日或之前。

然而，現需要更多時間編製須收錄於天網、保華及德祥各自之通函內之資料，當中包括(如適用)Paul Y Construction與Hidden之會計師報告、獨立財務顧問致天網獨立董事委員會之意見書及其他財務資料。因此，繼上文所述於二零零四年六月二十五日及二零零四年八月十三日申請豁免後，天網、保華及德祥已分別向聯交所及執行理事(如適用)申請同意將有關通函之寄發限期由二零零四年九月十日進一步延至(i)就天網而言為二零零四年九月三十日；(ii)就保華及德祥而言為二零零四年九月二十四日。

一般事項
天網之董事會成員包括六名董事，即(i)三名執行董事蔡永堅先生、胡永健先生及杜志先生；(ii)一名非執行董事馬志浩先生；以及(iii)兩名獨立非執行董事張漢傑先生及吳偉雄先生。

保華之董事會成員包括十名董事，其中(i)八名執行董事，分別為陳國強博士、劉高原先生、陳佛恩先生、黃永灝先生、周美華女士、張漢傑先生、羅文華先生及李漢翔先生；及(ii)兩名獨立非執行董事，分別為張定球先生及郭少強先生。

德祥之董事會成員包括八名董事，其中(i)六名執行董事，分別為陳國強博士、劉高原先生、周美華女士、陳國鴻先生、陳佛恩先生及張漢傑先生；及(ii)兩名獨立非執行董事，分別為卓育賢先生及李傑華先生。

承董事會命	承董事會命	承董事會命
天網(國際集團)有限公司	保華德祥建築集團有限公司	德祥企業集團有限公司
執行董事	公司秘書	公司秘書
杜志	梅靜紅	盧頌華

香港，二零零四年九月九日

天網各董事對本公佈所載資料(有關保華集團及德祥集團之資料除外)之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所深知，本公佈所發表之意見(有關保華集團及德祥集團之意見除外)乃經審慎周詳考慮後達致，且本公佈並無遺漏任何其他事項(有關保華集團及德祥集團之事項除外)，致使本公佈之任何內容(有關保華集團及德祥集團之內容除外)有所誤導。

保華各董事對本公佈所載資料(有關本集團及德祥集團(不包括保華集團)之資料除外)之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所深知，本公佈所發表之意見(有關本集團及德祥集團(不包括保華集團)之意見除外)乃經審慎周詳考慮後達致，且本公佈並無遺漏任何其他事項(有關本集團及德祥集團(不包括保華集團)之事項除外)，致使本公佈之任何內容(有關本集團及德祥集團(不包括保華集團)之內容除外)有所誤導。

德祥各董事對本公佈所載資料(有關本集團及保華集團之資料除外)之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所深知，本公佈所發表之意見(有關本集團及保華集團之意見除外)乃經審慎周詳考慮後達致，且本公佈並無遺漏任何其他事項(有關本集團及保華集團之事項除外)，致使本公佈之任何內容(有關本集團及保華集團之內容除外)有所誤導。

* 僅供識別

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Page 1)

SKYNET (INTERNATIONAL GROUP) HOLDINGS LIMITED
天網(國際集團)有限公司*
(Incorporated in Bermuda with limited liability)
(Stock Code: 577)

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
保華德祥建築集團有限公司*
(Incorporated in Bermuda with limited liability)
(Stock Code: 498)

ITC CORPORATION LIMITED
德祥企業集團有限公司*
(incorporated in Bermuda with limited liability)
(Stock Code: 372)

CHANGE OF SHARE CONSOLIDATION BASIS, INCREASE IN AUTHORISED SHARE CAPITAL, CHANGE IN BOARD LOT SIZE, SUPPLEMENTAL AGREEMENT, AND PLACING AGREEMENT

- Skynet proposes to change the basis of the Share Consolidation from 10 into 1 to 250 into 1.
- The authorised share capital of Skynet is proposed to be increased to HK$500,000,000.
- The board lot for trading is proposed to be changed to 2,000 New Consolidated Shares upon the Capital Reorganisation becoming effective.
- Supplemental agreement for the Underwriting Agreement, the Acquisition Agreement (including the Facility Convertible Note) and the Hidden Agreement was entered into on 30th August, 2004 for amending the number and the issue price of the new shares to be issued so as to correspond with the change in the share consolidation basis.
- The Placing Agreement was entered into on 30th August, 2004 between Skynet and Tai Fook Securities Company Limited as placing agent for the placing of 141,530,000 New Consolidated Shares on a best effort basis so as to facilitate restoration of the public float of Skynet upon completion of the Restructuring Proposal.

Reference is made to the joint announcements made by Skynet, Paul Y and ITC dated 4th June, 2004 ("Announcement"), 25th June, 2004 and 13th August, 2004 in relation to, among other things, the Restructuring Proposal, the application for Whitewash Waiver and the extension of deadline for despatch of the circulars from 25th June, 2004 to 10th September, 2004. Unless otherwise defined, capitalised terms used herein shall have the meanings ascribed thereto in the Announcement.

Change of Share Consolidation basis

As set out in the Announcement, the Capital Reorganisation involves (i) the cancellation of HK$0.018 of the paid-up capital from each issued Share and reduction in the nominal value of each issued Share from HK$0.02 to HK$0.002; (ii) the cancellation of the entire amount standing to the credit of the share premium account of Skynet; (iii) the subdivision of each authorised but unissued Share into 10 Reduced Shares of HK$0.002 each; (iv) consolidation of every 10 Reduced Shares of HK$0.002 each into one Consolidated Share of HK$0.02; and (v) increase in the authorised share capital of Skynet from HK$140,000,000 to HK$400,000,000 by the creation of an additional 13,000,000,000 Consolidated Shares.

Based on the share consolidation basis of 10 Reduced Shares of HK$0.002 each consolidated into one Consolidated Share of HK$0.02 each, the theoretical value of each Consolidated Share, calculated based on the last closing price (the "Last Closing Price") of the Shares of HK$0.01 each on 15th October, 2003, will be HK$0.1. After reassessment of the situation and in order to allow for a more significant trading value for the shares of Skynet, the Board considers that it will be in the interest of the Shareholders to amend the share consolidation basis to 250 Reduced Shares of HK$0.002 each to be consolidated into one new consolidated share of HK$0.5 each (the "New Consolidated Share(s)"). Under the new share consolidation basis, the theoretical value of each New Consolidated Share, calculated based on the Last Closing Price, will be HK$2.5.

The change in the basis of the share consolidation will not alter the underlying assets, business operations, management or financial position of Skynet or the interests of the Shareholders, save that any fractional New Consolidated Shares will not be issued to the Shareholders but will be aggregated and sold for the benefit of Skynet.

In order to facilitate the trading of odd lots of the New Consolidated Shares as a result of the Share Consolidation upon resumption in trading of the shares of Skynet, Skynet will appoint an agent to match, on a "best effort" basis, the sale and purchase of odd lots of the New Consolidated Shares arising from the Share Consolidation. Such arrangement is to facilitate Shareholders who wish to dispose of or top up their odd lots of New Consolidated Shares. Shareholders should note that the matching of the sale and purchase of odd lots of the New Consolidated Shares is not guaranteed. Further announcement will be made by Skynet upon resumption in trading in its shares on the trading and matching arrangements.

Acquisition Agreement	HK$400 million	To be satisfied by Skynet issuing 10,000,000,000 Consolidated Shares at HK$0.04 per Consolidated Share	To be satisfied by Skynet issuing 400,000,000 New Consolidated Shares (the "Consideration Shares") at HK$1.0 per New Consolidated Share
Facility Convertible Note	HK$100 million	*Initial conversion price:* HK$0.04 *Number of Conversion Shares:* 2,500,000,000 Consolidated Shares	*Initial conversion price:* HK$1.0 *Number of Conversion Shares:* 100,000,000 New Consolidated Shares (the "Conversion Shares")
Hidden Agreement	HK$113.6 million	To be satisfied by Skynet issuing 2,840,000,000 Consolidated Shares at HK$0.04 per Consolidated Share	To be satisfied by Skynet issuing 113,600,000 New Consolidated Shares (the "Hidden Consideration Shares") at HK$1.0 per New Consolidated Share

The revised terms of the Open Offer, the Underwriting Agreement, the Acquisition Agreement, the Facility Convertible Note and the Hidden Agreement set out above correspond with the proposed change in the share consolidation basis. There will not be any changes in the monetary amounts or the principal terms of the Open Offer, the Underwriting Agreement, the Acquisition Agreement, the Facility Convertible Note or the Hidden Agreement.

The shareholding percentage interests in Skynet represented by the Offer Shares, the Consideration Shares, the Conversion Shares and the Hidden Consideration Shares will remain the same and the Shareholders will encounter the same level of shareholding dilution as disclosed in the Announcement (before taking into account the shareholding dilution which will result from the placing mentioned under the section headed "Placing Agreement" below).

Placing Agreement

In order to facilitate the restoration of the public float of Skynet upon completion of the Restructuring Proposal, Skynet has on 30th August, 2004 entered into a placing agreement (the "Placing Agreement") with details as follows:

- *Parties:*

Based on the share consolidation basis of 10 Reduced Shares of HK$0.002 each consolidated into one Consolidated Share of HK$0.02 each, the theoretical value of each Consolidated Share, calculated based on the last closing price (the "Last Closing Price") of the Shares of HK$0.01 each on 15th October, 2003, will be HK$0.1. After reassessment of the situation and in order to allow for a more significant trading value for the shares of Skynet, the Board considers that it will be in the interest of the Shareholders to amend the share consolidation basis to 250 Reduced Shares of HK$0.002 each to be consolidated into one new consolidated share of HK$0.5 each (the "New Consolidated Share(s)"). Under the new share consolidation basis, the theoretical value of each New Consolidated Share, calculated based on the Last Closing Price, will be HK$2.5.

The change in the basis of the share consolidation will not alter the underlying assets, business operations, management or financial position of Skynet or the interests of the Shareholders, save that any fractional New Consolidated Shares will not be issued to the Shareholders but will be aggregated and sold for the benefit of Skynet.

In order to facilitate the trading of odd lots of the New Consolidated Shares as a result of the Share Consolidation upon resumption in trading of the shares of Skynet, Skynet will appoint an agent to match, on a "best effort" basis, the sale and purchase of odd lots of the New Consolidated Shares arising from the Share Consolidation. Such arrangement is to facilitate Shareholders who wish to dispose of or top up their odd lots of New Consolidated Shares. Shareholders should note that the matching of the sale and purchase of odd lots of the New Consolidated Shares is not guaranteed. Further announcement will be made by Skynet upon resumption in trading in its shares on the trading and matching arrangements.

Increase in authorised share capital

In view of the New Consolidated Shares to be issued pursuant to the Restructuring Proposal and the potential placing of 141,530,000 New Consolidated Shares under the Placing Agreement as detailed below, the Board proposes to increase the existing authorised share capital of Skynet of HK$140,000,000 to HK$500,000,000 by the creation of an additional 720,000,000 New Consolidated Shares.

Change in board lot size

At present, the Shares are traded in board lots of 5,000. The Board proposes to change the board lot for trading from 5,000 Shares to 2,000 New Consolidated Shares upon the Capital Reorganisation becoming effective.

Capital structure and board lots value

The following table sets forth Skynet's existing capital structure and board lot value and the capital structure and board lot value upon completion of the Capital Reorganisation based on the previous proposal set out in the Announcement ("Previous Proposal") and the revised proposal as set out herein ("Revised Proposal"):

	As at the date of this announcement	Previous Proposal 10 into 1 share consolidation	Revised Proposal 250 into 1 share consolidation
Par value	HK$0.02 each Share	HK$0.02 each Consolidated Share	HK$0.5 each New Consolidated Share
Authorised share capital	HK$140,000,000 divided into 7,000,000,000 Shares	HK$400,000,000 divided into 20,000,000,000 Consolidated Shares	HK$500,000,000 divided into 1,000,000,000 New Consolidated Shares
Issued share capital	HK$90,141,999.14 represented by 4,507,099,957 Shares	HK$9,014,199.914 represented by 450,709,995.7 Consolidated Shares	HK$9,014,199.914 represented by 18,028,399.828 New Consolidated Shares
Board lot size	5,000 Shares	20,000 Consolidated Shares	2,000 New Consolidated Shares
Board lot value	HK$50, based on Last Closing Price	HK$2,000, based on the Last Closing Price and adjusted for the 10 into 1 share consolidation	HK$5,000, based on the Last Closing Price and adjusted for the 250 into 1 share consolidation

Supplemental agreement dated 30th August, 2004

As a result of the proposed change in the share consolidation basis, Skynet and Paul Y have entered into a supplemental agreement dated 30th August, 2004 for the Underwriting Agreement, the Acquisition Agreement (including the Facility Convertible Note) and the Hidden Agreement to amend the number and the issue price of the new shares of Skynet to be issued as detailed below:

	Funds raised/ Consideration/ Principal amount	Terms based on 10 into 1 share consolidation	Revised terms based on 250 into 1 share consolidation
Open Offer/ Underwriting Agreement	About HK$45.07 million	*Open Offer basis:* 5 offer shares for every 2 Consolidated Shares *Number of Offer Shares:* 1,126,774,985 Consolidated Shares which are fully underwritten by Paul Y *Subscription price:* HK$0.04 per Offer Share	*Open Offer basis:* 5 offer shares for every 2 New Consolidated Shares *Number of Offer Shares:* 45,070,995 New Consolidated Shares (the "Offer Shares") which are fully underwritten by Paul Y *Subscription price:* HK$1.0 per Offer Share
		per Consolidated Share	HK$1.0 per New Consolidated Share

The revised terms of the Open Offer, the Underwriting Agreement, the Acquisition Agreement, the Facility Convertible Note and the Hidden Agreement set out above correspond with the proposed change in the share consolidation basis. There will not be any changes in the monetary amounts or the principal terms of the Open Offer, the Underwriting Agreement, the Acquisition Agreement, the Facility Convertible Note or the Hidden Agreement.

The shareholding percentage interests in Skynet represented by the Offer Shares, the Consideration Shares, the Conversion Shares and the Hidden Consideration Shares will remain the same and the Shareholders will encounter the same level of shareholding dilution as disclosed in the Announcement (before taking into account the shareholding dilution which will result from the placing mentioned under the section headed "Placing Agreement" below).

Placing Agreement

In order to facilitate the restoration of the public float of Skynet upon completion of the Restructuring Proposal, Skynet has on 30th August, 2004 entered into a placing agreement (the "Placing Agreement") with details as follows:

Parties:

Skynet (as issuer)

Tai Fook Securities Company Limited ("Tai Fook") (as placing agent). Tai Fook is not a connected person of Skynet or Paul Y or ITC as defined under the Listing Rules.

Subject matter:

Tai Fook shall place, on a best effort basis, 141,530,000 New Consolidated Shares (the "Placing Shares") at a price of HK$1.0 per New Consolidated Share to not less than 6 independent third parties who and whose ultimate beneficial owners are independent of and not connected with Skynet or Paul Y or ITC or their respective connected persons (as defined in the Listing Rules).

The Placing Shares represent approximately 785% of the existing issued share capital of Skynet as adjusted for the Share Consolidation and represents approximately 19.7% of the issued share capital of Skynet (adjusted for the Share Consolidation) as enlarged by the New Consolidated Shares to be issued under Restructuring Proposal and the Placing. The issue price of HK$1.0 per Placing Share represents:

(i) a discount of 60.0% to the theoretical closing price of HK$2.5 for each New Consolidated Share based on the closing price of HK$0.01 per Share, being the minimum trading price allowable under the trading system of the Stock Exchange, on 15th October, 2003, being the last trading day (the "Last Trading Day") immediately before suspension in trading of the Shares on 16th October, 2003; and

(ii) a discount of 60.0% to the average theoretical closing price of HK$2.5 for each New Consolidated Share for the 10 trading days ended on the Last Trading Day.

The issue price of HK$1.0 per Placing Share is the same as the issue price of the Offer Shares, the Consideration Shares and the Hidden Consideration Shares and the conversion price of the Conversion Shares. On this basis, the Directors consider the issue price of HK$1.0 per Placing Share to be fair and reasonable.

Commission:

2% of the amount equal to the placing price of HK$1.0 multiplied by the number of the Placing Shares subscribed for. After deducting the commission, the net issue price of the Placing Shares is HK$0.98 per Placing Share.

Use of proceeds:

The proceeds from the placing, which amount to a maximum of HK$141,530,000 (before expenses) will be used as working capital for the construction business of the Group. With the proceeds from the placing, Skynet will not draw down the Facility of a principal amount up to HK$100 million to the extent of the net proceeds received.

Conditions precedent:

The Placing Agreement is subject to the following conditions being fulfilled:

(i) the passing of a resolution by the Shareholders at a special general meeting of Skynet approving the Placing Agreement and the issue of the New Consolidated Shares thereunder;

(ii) completion of the Acquisition Agreement and the Hidden Agreement having taken place;

(iii) the Listing Committee of the Stock Exchange agreeing to grant the listing of, and permission to deal in, the Placing Shares; and

(iv) the Stock Exchange indicating that it will grant the resumption of trading in the shares of Skynet upon completion of the Placing Agreement.

Application will be made to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Placing Shares.

Completion:

Completion of the Placing Agreement shall take place on the fifth business day after fulfilment of the conditions precedent or any other day as shall be agreed between the parties.

Shareholding structure

Set out below is the shareholding structure of Skynet prepared based on the new share consolidation basis of 250 into 1 and assuming completion of the placing of all the Placing Shares to restore the public float:

	Shareholding as at the Latest Practicable Date		Upon completion of Capital Reorganisation		Upon completion of the Restructuring Proposal (before drawdown of Facility) and assuming subscription by Shareholders of Offer Shares of 0%		100%		Upon completion of the Restructuring Proposal (before drawdown of Facility) and Placing Agreement assuming subscription by Shareholders of Offer Shares of 0%		100%	
	Shares	(%)	New Consolidated Shares	(%)	No. of New Consolidated Shares	(%)	No. of New Consolidated Shares	(%)	No. of New Consolidated Shares	(%)	No. of New Consolidated Shares	(%)
Paul Y												
- Existing Shares held	15	-	-	-	[illegible]	[illegible]	0	0.0	-	-	-	-
- Offer Shares	-	-	-	-	45,078,955.0	[illegible]	0	0.0	45,078,955.0	6.3	-	-
- Consideration Shares	-	-	-	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
- Hidden Consideration Shares (Note 1)	-	-	-	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Wellington (Note 1)	-	-	-	-	20,000,000.0	3.5	20,000,000.0	3.5	20,000,000.0	2.8	20,000,000.0	2.8
Sub-total	15	-	-	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Pacific Century Finance Development Limited ("PCFD") (previously known as "Dong Fang Gas Holdings Limited")	[illegible]	12.6	[illegible]	12.6	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Other public Shareholders	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Placees	-	-	-	-	-	-	-	-	[illegible]	[illegible]	[illegible]	[illegible]
Total	[illegible]	100.0	[illegible]	100.0	[illegible]	100.0	[illegible]	100.0	[illegible]	100.0	[illegible]	100.0
Public float	[illegible]	[illegible]	[illegible]	[illegible]	[illegible] (Note 2)	[illegible]	[illegible] (Note 2)	[illegible]	[illegible] (Note 2)	[illegible]	[illegible] (Note 2)	[illegible]

Notes:

1. Pursuant to the Paul Y Hidden Agreement, Paul Y has agreed to transfer 20,000,000 New Consolidated Shares out of the Hidden Consideration Shares to Wellington upon completion of the Paul Y Hidden Agreement.

2. Being the sum of the shareholding interests of Wellington, PCFD, other public Shareholders and the placees.

Suspension

Trading in the Shares on the Stock Exchange has been suspended at the request of Skynet with effect from 9:30 a.m. on 16th October, 2003 as Skynet is unable to comply with the requirements under the Listing Rules which require listed issuers to carry out a sufficient level of operations or have tangible assets of sufficient value and/or intangible assets for which a sufficient potential value can be demonstrated to warrant the continued listing of the Shares. Skynet was placed into the "first stage" of the delisting procedure on 16th October, 2003 pursuant to the Listing Rules. According to the Listing Rules, the "first stage" lapsed and the "second stage" of the delisting procedure commenced on 15th April, 2004, being six months following the suspension of trading in the Shares. Trading in the Shares on the Stock Exchange will remain suspended pending (i) Skynet being able to demonstrate to the Stock Exchange that the Group has a sufficient level of operations or have tangible assets of sufficient value and/or intangible assets for which a sufficient potential value can be demonstrated to warrant the continued listing of the Shares and (ii) restoration of the public float of Skynet to not less than 25%.

General

The board of directors of Skynet comprises six directors, of which (i) three are executives directors,

1. Pursuant to the Paul Y Hidden Agreement, Paul Y has agreed to transfer 20,000,000 New Consolidated Shares out of the Hidden Consideration Shares to Wellington upon completion of the Paul Y Hidden Agreement.

2. Being the sum of the shareholding interests of Wellington, PCPD, other public Shareholders and the placees.

Suspension

Trading in the Shares on the Stock Exchange has been suspended at the request of Skynet with effect from 9:30 a.m. on 16th October, 2003 as Skynet is unable to comply with the requirements under the Listing Rules which require listed issuers to carry out a sufficient level of operations or have tangible assets of sufficient value and/or intangible assets for which a sufficient potential value can be demonstrated to warrant the continued listing of the Shares. Skynet was placed into the "first stage" of the delisting procedure on 16th October, 2003 pursuant to the Listing Rules. According to the Listing Rules, the "first stage" lapsed and the "second stage" of the delisting procedure commenced on 15th April, 2004, being six months following the suspension of trading in the Shares. Trading in the Shares on the Stock Exchange will remain suspended pending (i) Skynet being able to demonstrate to the Stock Exchange that the Group has a sufficient level of operations or have tangible assets of sufficient value and/or intangible assets for which a sufficient potential value can be demonstrated to warrant the continued listing of the Shares and (ii) restoration of the public float of Skynet to not less than 25%.

General

The board of directors of Skynet comprises six directors, of which (i) three are executives directors, namely Mr. Choi Wing Kin, Mr. Wu Wing Kin and Mr. To Chi; (ii) Mr. Lo Chi Ho, William is a non-executive director; and (iii) Mr. Cheung Hon Kit and Mr. Ng Wai Hung are independent non-executive directors.

The board of directors of Paul Y comprises ten directors, of which (i) eight are executive directors, namely Dr. Chan Kwok Keung, Charles, Mr. Tom Ko Yuen Lau, Mr. Chan Fut Yan, Mr. Wong Wing Hoo, Billy, Ms. Chau Mei Wah, Rosanna, Mr. Cheung Hon Kit, Mr. Law Man Wah, Conrad and Mr. Lee Hon Chiu; and (ii) two are independent non-executive directors, namely Mr. Cheung Ting Kau, Vincent and Mr. Kwok Shiu Keung, Ernest.

The board of directors of ITC comprises ten directors, of which (i) seven are executive directors, namely Dr. Chan Kwok Keung, Charles, Mr. Tom Ko Yuen Lau, Ms. Chau Mei Wah, Rosanna, Mr. Chan Kwok Hung, Mr. Chan Fut Yan, Mr. Wong Kun To and Mr. Cheung Hon Kit; and (ii) three are independent non-executive directors, namely Mr. Lai, Dominic, Mr. Winston Calptor Chuck and Mr. Lee Kit Wah.

By order of the board of Skynet (International Group) Holdings Limited **To Chi** *Executive Director*	By order of the board of Paul Y. - ITC Construction Holdings Limited **Mui Ching Hung, Joanna** *Company Secretary*	By order of the board of ITC Corporation Limited **Law Hon Wa, William** *Company Secretary*

Hong Kong, 3rd September, 2004

The directors of Skynet jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than those relating to the Paul Y Group and ITC Group) and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to the Paul Y Group and ITC Group) have been arrived at after due and careful consideration and there are no other facts (other than those relating to the Paul Y Group and ITC Group) not contained in this announcement the omission of which would make any statements (other than those relating to the Paul Y Group and ITC Group) in this announcement misleading.

The directors of Paul Y jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than those relating to the Group and ITC Group excluding the Paul Y Group) and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to the Group and ITC Group excluding the Paul Y Group) have been arrived at after due and careful consideration and there are no other facts (other than those relating to the Group and ITC Group excluding the Paul Y Group) not contained in this announcement the omission of which would make any statements (other than those relating to Group and ITC Group excluding the Paul Y Group) in this announcement misleading.

The directors of ITC jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than those relating to the Group and the Paul Y Group) and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to the Group and the Paul Y Group) have been arrived at after due and careful consideration and there are no other facts (other than those relating to the Group and the Paul Y Group) not contained in this announcement the omission of which would make any statements (other than those relating to the Group and the Paul Y Group) in this announcement misleading.

* *for identification only*

香港經濟日報 2004年9月6日 星期一

SKYNET (INTERNATIONAL GROUP) HOLDINGS LIMITED	PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED	ITC CORPORATION LIMITED
天網(國際集團)有限公司*	保華德祥建築集團有限公司*	德祥企業集團有限公司*
(於百慕達註冊成立之有限公司)	(於百慕達註冊成立之有限公司)	(於百慕達註冊成立之有限公司)
(股份代號：577)	(股份代號：498)	(股份代號：372)

更改股份合併基準、增加法定股本、更改每手買賣單位、補充協議及配售協議

- 天網建議更改股份合併之基準，由10合1改為250合1。
- 天網之法定股本建議增至500,000,000港元。
- 股本重組生效後，建議股份之每手買賣單位改為2,000股新合併股份。
- 包銷協議、收購協議(包括備用貸款可換股票據)及Hidden協議之補充協議已於二零零四年八月三十日訂立，以因應股份合併基準之更改而對將予發行新股份之數目及發行價作相應修訂。
- 天網與大福證券有限公司(作為配售代理)於二零零四年八月三十日訂立配售協議，以盡力配售141,530,000股新合併股份，以便在完成重組建議後恢復天網之公眾持股量。

謹提述天網、保華及德祥於二零零四年六月四日發表之聯合公佈(「該公佈」)、二零零四年六月二十五日及二零零四年八月十三日發表之聯合公佈，內容有關(其中包括)重組建議、申請清洗豁免以及將寄發通函限期由二零零四年六月二十五日延至二零零四年九月十日。除文義另有所指外，本公佈所用詞彙與該公佈所界定者具相同涵義。

更改股份合併基準

誠如該公佈所載，股本重組涉及(i)註銷每股已發行股份之繳足股本0.018港元及將每股已發行股份之面值由0.02港元削減至0.002港元；(ii)註銷天網股份溢價賬中全部進賬額；(iii)將每股法定惟尚未發行之股份拆細為10股每股面值0.002港元之減值股份；(iv)將每10股每股面值0.002港元之減值股份合併為一股每股面值0.02港元之合併股份；及(v)透過增設13,000,000,000股合併股份將天網之法定股本由140,000,000港元增加至400,000,000港元。

按將每10股每股面值0.002港元之減值股份合併為1股每股面值0.02港元之合併股份之股份合併基準，每股合併股份之理論價值(按二零零三年十月十五日之最後收市價每股股份0.01港元(「最後收市價」)計算)將為0.1港元。在重新評估情況後，亦為使天網有更顯著之實質價值，董事會認為將股份合併基準修訂為每250股每股面值0.002港元之減值股份合併為1股每股面值0.5港元之新合併股份(「新合併股份」)符合股東之利益。在新股份合併基準下，每股新合併股份之理論價值(按最後收市價計算)將為2.5港元。

更改股份合併基準不會改變天網之相關資產、業務營運、管理或財政狀況或股東之權益或權利，惟零碎新合併股份將不向個別股東發行，而會集集出售，得款歸天網所有。

為利便股份合併產生之新合併股份碎股之買賣，天網將於其股份恢復買賣後委聘一名代理盡力替股份合併產生之新合併股份碎股進行對盤買賣。股東可利用此項安排出售其所持有之新合併股份碎股或將其新合併股份碎股補足至一手完整買賣單位。股東請注意，並不保證新合併股份之零碎買賣可獲得成功對盤。天網將於其股份恢復買賣後就交易及對盤買賣安排再作公佈。

增加法定股本

鑑於將根據重組建議發行新合併股份，以及可能根據配售協議配售141,530,000股新合併股份(詳情見下文)，董事會建議透過增設720,000,000股新合併股份將天網之法定股本由140,000,000港元增至500,000,000港元。

更改每手買賣單位

現時，股份乃以每手5,000股買賣。董事會建議於股本重組生效後將股份之每手買賣單位由5,000股股份改為2,000股新合併股份。

交易價)計算之每股新合併股份理論收市價2.5港元折讓60.0%；及

(ii) 新合併股份截至最後交易日止十個交易日之平均理論收市價2.5港元折讓60.0%。

每股配售股份之發行價為1.0港元，與發售股份、代價股份及Hidden代價股份之發行價以及轉換股份之轉換價相同。依此基準，董事認為每股配售股份之發行價1.0港元為公平合理。

佣金：

配售價1.0港元乘以獲認購之配售股份數目所得金額之2%。扣除佣金後，配售股份之淨發行價為每股配售股份0.98港元。

所得款項用途：

配售之所得款項最多達141,530,000港元(未扣除開支)將用作本集團建築業務之營運資金。有了配售所得款項，天網在未用盡收到之所得款項淨額前將不會提取本金額最高達100,000,000港元備用貸款。

先決條件：

配售協議須待以下條件達成後方可作實：

(i) 股東於天網股東特別大會上通過決議案批准配售協議及據此發行新合併股份；

(ii) 收購協議與Hidden協議完成；

(iii) 聯交所上市委員會同意批准配售股份上市及買賣；及

(iv) 聯交所表明其將批准天網股份於配售協議完成後恢復買賣。

本公司將向聯交所上市委員會申請批准配售股份上市及買賣。

完成：

配售協議將於先決條件達成後第五個營業日或在訂約各方協定之任何其他日期完成。

股權架構

下表乃按250合1之新股份合併基準計算，並假設全數配售股份配售完成以恢復公眾持股量後，天網之股權架構：

[illegible]		[illegible]		[illegible] 0%		100%		[illegible] 0%		100%	
[illegible]	(%)	[illegible]	(%)	[illegible]	(%)	[illegible]	(%)	[illegible]	(%)	[illegible]	(%)

所載之前建議(「前建議」)及本……訂建議」)而得出之股本架構及……

	截至本公佈日期	前建議 10合1之股份合併	經修訂建議 250合1之股份合併
面值	每股股份0.02港元	每股合併股份0.02港元	每股新合併股份0.5港元
法定股本	140,000,000港元(分為7,000,000,000股股份)	400,000,000港元(分為20,000,000,000股合併股份)	500,000,000港元(分為1,000,000,000股新合併股份)
已發行股本	90,141,999.14港元,由4,507,099,957股股份組成	9,014,199.914港元,由450,709,995.7股合併股份組成	9,014,199.914港元,由18,028,399.828股新合併股份組成
每手買賣單位	5,000股股份	20,000股合併股份	2,000股新合併股份
每手價值	50港元(根據最後收市價計算)	2,000港元(根據最後收市價計算並就10合1之股份合併作出調整)	5,000港元(根據最後收市價計算並就250合1之股份合併作出調整)

日期為二零零四年八月三十日之補充協議

由於建議更改股份合併之基準,天網與保華已於二零零四年八月三十日就包銷協議、收購協議(包括備用貸款可換股票據)及Hidden協議訂立補充協議以修訂將予發行之天網新股份之數目及發行價,詳情如下:

	集資額/代價/本金額	根據10合1股份合併之條款	根據250合1股份合併之經修訂條款
公開發售/包銷協議	約45,070,000港元	公開發售基準:每2股合併股份可認購5股發售股份 發售股份數目:由保華全數包銷之1,126,774,985股合併股份 包銷價:每股發售股份0.04港元	公開發售基準:每2股新合併股份可認購5股發售股份 發售股份數目:由保華全數包銷之45,070,995股新合併股份(「發售股份」) 包銷價:每股發售股份1.0港元
收購協議	400,000,000港元	將透過天網按每股合併股份0.04港元之價格發行10,000,000,000股合併股份之方式支付	將透過天網按每股新合併股份1.0港元之價格發行400,000,000股新合併股份(「代價股份」)之方式支付
備用貸款可換股票據	100,000,000港元	初步轉換價:0.04港元 轉換股份數目:2,500,000,000股合併股份	初步轉換價:1.0港元 轉換股份數目:100,000,000股新合併股份(「轉換股份」)
Hidden協議	113,600,000港元	將透過天網按每股合併股份0.04港元之價格發行2,840,000,000股合併股份之方式支付	將透過天網按每股新合併股份1.0港元之價格發行113,600,000股新合併股份(「Hidden代價股份」)之方式支付

上列公開發售、包銷協議、收購協議、備用貸款可換股票據及Hidden協議之經修訂條款乃因應股份合併基準之建議變動而作出。公開發售、包銷協議、收購協議、備用貸款可換股票據或Hidden協議之金額或主要條款將不會有任何變動。

以發售股份、代價股份、轉換股份及Hidden代價股份所代表之天網股權百分比將維持不變,而股東將面對之股權攤薄水平亦與該公佈所披露者相同(未計及下文「配售協議」一節所述配售將產生之股權攤薄影響)。

配售協議

為方便在完成重組建議後恢復天網之公眾持股量,天網於二零零四年八月三十日訂立配售協議(「配售協議」),詳情如下:

訂約方:

天網(作為發行人)

大福證券有限公司(「大福」)(作為配售代理),大福並非上市規則所指之天網或保華或德祥之關連人士。

協議之主體:

大福將按每股新合併股份1.0港元之價格向不少於六名獨立第三方(彼等及彼等之最終實益擁有人為與天網或保華或德祥或彼等各自之關連人士(定義見上市規則)並無關連之獨立人士)盡力配售141,530,000股新合併股份(「配售股份」)。

配售股份相當於天網現有已發行股本(就股份合併作出調整)約785%,另相當於經根據重組建議及配售而將發行之新合併股份所擴大之天網已發行股本(就股份合併作出調整)約19.7%。每股配售股份1.0港元之發行價較:

(i) 按股份於二零零三年十月十五日(即股份於二零零三年十月十六日暫停買賣前之最後交易日(「最後交易日」))……

－[illegible]	33	-	-	-	[illegible]	[illegible]	0	[illegible]	-	-	-	-
－發售股份	-	-	-	-	45,070,995.0	7.8	0	0.0	45,070,995.0	6.3	-	-
－代價股份	-	-	-	-	400,000,000.0	69.4	400,000,000.0	69.4	400,000,000.0	55.7	400,000,000.0	55.7
－Hidden代價股份(附註1)	-	-	-	-	93,600,000.0	16.2	93,600,000.0	16.2	93,600,000.0	13.0	93,600,000.0	13.0
Wellington(附註1)	-	-	-	-	20,000,000.0	3.5	20,000,000.0	3.5	20,000,000.0	2.8	20,000,000.0	2.8
小計	33	-	-	-	558,670,995.0	96.9	513,600,000.0	89.1	558,670,995.0	77.8	513,600,000.0	71.5
盈科大衍地產發展有限公司(「盈大地產」)、實德(東方)投資集團有限公司)	1,020,036,735	22.6	4,080,146.0	22.6	4,080,146.0	0.7	14,280,511.0	2.5	4,080,146.0	0.6	14,280,511.0	2.0
其他公眾股東	3,487,063,137	77.4	13,948,252.8	77.4	13,948,252.8	2.4	48,818,883.8	8.4	13,948,252.8	1.9	48,818,883.8	6.8
承配人	-	-	-	-	-	-	-	-	141,530,000.0	19.7	141,530,000.0	19.7
總計	4,507,099,957	100.0	18,028,399.8	100.0	576,699,394.8	100.0	576,699,394.8	100.0	718,229,394.8	100.0	718,229,394.8	100.0
公眾持股量	3,487,063,137	77.4	13,948,252.8	77.4	38,028,398.8 (附註2)	6.6	83,099,394.8 (附註2)	14.4	179,558,399.8 (附註2)	25.0	224,629,394.8 (附註2)	31.3

附註:

1. 根據保華Hidden協議,保華同意於保華Hidden協議完成時將Hidden代價股份中的20,000,000股新合併股份轉讓予Wellington。

2. 為Wellington、盈大地產、其他公眾股東及承配人所持股權之和。

暫停買賣

由於天網未能符合上市規則規定上市發行人須有足夠業務量運作,或擁有足夠價值之有形資產及/或足夠潛在價值之無形資產以保證股份得以繼續上市,故股份應天網之要求已由二零零三年十月十六日上午九時三十分起暫停在聯交所買賣。根據上市規則,天網於二零零三年十月十六日進入除牌程序之「第一階段」。根據上市規則,除牌程序之「第一階段」已於二零零四年四月十五日(即股份暫停買賣滿六個月之日)屆滿而「第二階段」亦於同日開始。股份將繼續在聯交所暫停買賣,以待(i)天網能夠向聯交所證明本集團具備足夠之營運水平或具備足夠價值之有形資產及/或足夠潛在價值之無形資產以確保股份得以繼續上市;及(ii)天網之公眾持股量回復至不少於25%之水平。

一般事項

天網之董事會成員包括六名董事,其中(i)三名執行董事蔡永堅先生、胡永健先生及杜志先生;(ii)一名非執行董事鄒志浩先生;以及(iii)兩名獨立非執行董事張漢傑先生及吳偉雄先生。

保華之董事會成員包括十名董事,其中(i)八名執行董事,分別為陳國強博士、劉高原先生、陳佛恩先生、黃永灝先生、周美華女士、張漢傑先生、羅文華先生及李漢潮先生;及(ii)兩名獨立非執行董事,分別為張定球先生及郭少強先生。

德祥之董事會成員包括十名董事,其中(i)七名執行董事,分別為陳國強博士、劉高原先生、周美華女士、陳國鴻先生、陳佛恩先生、黃勤道先生及張漢傑先生;及(ii)三名獨立非執行董事,分別為黎慶超先生、卓育賢先生及李保華先生。

承董事會命	承董事會命	承董事會命
天網(國際集團)有限公司	保華德祥建築集團有限公司	德祥企業集團有限公司
執行董事	公司秘書	公司秘書
杜志	楊勝紅	盧溫華

香港,二零零四年九月三日

天網各董事對本公佈所載資料(有關保華集團及德祥集團之資料除外)之準確性共同及個別承擔全部責任,並在作出一切合理查詢後確認,就彼等所深知,本公佈所發表之意見(有關保華集團及德祥集團之意見除外)乃經審慎周詳考慮後達致,且本公佈並無遺漏任何其他事項(有關保華集團及德祥集團之事項除外),致使本公佈之任何內容(有關保華集團及德祥集團之內容除外)有所誤導。

保華各董事對本公佈所載資料(有關本集團及德祥集團(不包括保華集團)之資料除外)之準確性共同及個別承擔全部責任,並在作出一切合理查詢後確認,就彼等所深知,本公佈所發表之意見(有關本集團及德祥集團(不包括保華集團)之意見除外)乃經審慎周詳考慮後達致,且本公佈並無遺漏任何其他事項(有關本集團及德祥集團(不包括保華集團)之事項除外),致使本公佈之任何內容(有關本集團及德祥集團(不包括保華集團)之內容除外)有所誤導。

德祥各董事對本公佈所載資料(有關本集團及保華集團之資料除外)之準確性共同及個別承擔全部責任,並在作出一切合理查詢後確認,就彼等所深知,本公佈所發表之意見(有關本集團及保華集團之意見除外)乃經審慎周詳考慮後達致,且本公佈並無遺漏任何其他事項(有關本集團及保華集團之事項除外),致使本公佈之任何內容(有關本集團及保華集團之內容除外)有所誤導。

The Standard Thursday 19th August, 2004

PAUL Y. ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock code: 498)

ANNOUNCEMENT

A disposal of shares in the Company is currently being contemplated by ITC, resulting in the Company becoming an associated company of ITC.

Shareholders of the Company and investors are advised to exercise extreme caution when dealing in the shares of the Company.

Pursuant to rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules"), the Company announces that it has been informed by ITC Corporation Limited ("ITC") that its wholly-owned subsidiary is currently contemplating a disposal of shares in the Company so that the Company will become an associated company of ITC. As at the date of this announcement, the Company is a subsidiary of ITC as the ITC group holds 740,668,056 shares in the Company, representing approximately 55.1% of the existing issued share capital of the Company. The maximum number of shares of the Company to be placed, within twelve months of approval of shareholders of ITC being given, will not exceed 134,500,000 shares, being approximately 10% of the existing issued share capital of the Company, at a minimum placing price of HK$0.512 per share in the Company. Currently, as the Company is a subsidiary of ITC, which is also a listed company on The Stock Exchange of Hong Kong Limited, transactions which the Company is permitted to conclude without the requirement under the Listing Rules to obtain its shareholders' approval or obtain such approval by the written consent of a majority of its shareholders may require, depending on their size, the approval of shareholders of ITC which can only be obtained in general meeting. These additional approvals have and are expected to continue to reduce the flexibility of the Company in entering into and concluding transactions. The directors of the Company believe the placement of shares in the Company by ITC will improve the flexibility of the Company in entering into and concluding transactions, particularly for transactions where the speed of execution of assets to be acquired or disposed of is advantageous. Furthermore, it is not expected that there will be any change in the composition of the board of the Company following the placement. Details on this disposal are set out in the announcement of ITC dated 18th August, 2004.

Shareholders of the Company and investors are advised to exercise extreme caution when dealing in the shares of the Company.

As at the date of this announcement, the board of the Company comprises ten directors, of which (i) eight are executive directors, namely Dr. Chan Kwok Keung, Charles, Mr. Tom Ko Yuen Lau, Mr. Chan Fut Yan, Mr. Wong Wing Hoo, Billy, Ms. Chau Mei Wah, Rosanna, Mr. Cheung Hon Kit, Mr. Law Man Wah, Conrad and Mr. Lee Hon Chiu; (ii) two are independent non-executive directors, namely Mr. Cheung Ting Kau, Vincent and Mr. Kwok Shiu Keung, Ernest.

By Order of the Board
Paul Y. - ITC Construction Holdings Limited
Mui Ching Hung, Joanna
Company secretary

Hong Kong, 18th August, 2004

香港經濟日報 二零零四年八月十九日 (星期四)

PAUL Y. ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
（保華德祥建築集團有限公司）

（於百慕達註冊成立之有限公司）

（股份代號：498）

公 佈

德祥企業現計劃出售本公司股份，以致本公司成為德祥企業之聯營公司。

本公司股東及投資者於買賣本公司股份時務請份外審慎行事。

根據香港聯合交易所有限公司證券上市規則（「上市規則」）第13.09條，本公司宣佈，本公司獲德祥企業集團有限公司（「德祥企業」）通知，其全資附屬公司現計劃出售本公司股份，以致本公司成為德祥企業之聯營公司。於本公佈發表日期，由於德祥企業集團持有740,668,056股本公司股份，佔本公司之現有已發行股本約55.1%，因此，本公司為德祥企業之附屬公司。於德祥企業股東批准後十二個月內將按最低配售價每股本公司股份0.512港元配售之最高本公司股份數目將不超過134,500,000股，相當於本公司之現有已發行股本約10%。現時，由於本公司為德祥企業之附屬公司，亦為香港聯合交易所有限公司之上市公司，因此，本公司獲准完成而毋須遵守上市規則規定取得其股東批准或取得大部分少數股東書面同意批准之交易，可能需要（視乎交易規模而定）德祥企業股東批准，而本公司僅可於股東大會上取得德祥企業股東批准。該等額外批准已經及預期會繼續減低本公司訂立及完成交易之靈活性。本公司董事相信，德祥企業配售本公司股份，將改善本公司訂立及完成交易之靈活性，尤其倘在有利之情況下收購或出售資產，需要迅速進行交易。此外，預期於配售後，本公司之董事會成員將不會出現任何變動。有關此項出售之詳情載於德祥企業於二零零四年八月十八日發表之公佈。

本公司股東及投資者於買賣本公司股份時務請份外審慎行事。

於本公佈發表日期，本公司之董事會成員包括十名董事，其中(i)八名為執行董事，分別為陳國強博士、劉高原先生、陳佛恩先生、黃永顥先生、周美華女士、張漢傑先生、羅文華先生及李漢潮先生；及(ii)兩名為獨立非執行董事，分別為張定球先生及郭少強先生。

承董事會命
保華德祥建築集團有限公司
公司秘書
梅靜紅

香港，二零零四年八月十八日

The Standard Monday, 16th August, 2004

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SKYNET (INTERNATIONAL GROUP) HOLDINGS LIMITED
天網(國際集團)有限公司*
(incorporated in Bermuda with limited liability)
(Stock Code: 577)

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
保華德祥建築集團有限公司*
(incorporated in Bermuda with limited liability)
(Stock Code: 498)

ITC CORPORATION LIMITED
德祥企業集團有限公司*
(incorporated in Bermuda with limited liability)
(Stock Code: 372)

FURTHER DELAY IN DESPATCH OF CIRCULARS AND CHANGE OF PRINCIPAL PLACE OF BUSINESS OF SKYNET

Skynet has applied to the Stock Exchange and the Executive for a further extension of deadline for despatch of the circular in relation to, among other things, the Restructuring Proposal and the application for Whitewash Waiver from 16th August, 2004 to 10th September, 2004.

Paul Y and ITC have applied to the Stock Exchange for a further extension of deadline for despatch of the circular in relation to, among other things, the disposal of Paul Y Construction, the provision of the Facility, the Underwriting Agreement, the Hidden Agreement (which together lead to an acquisition of an interest in Skynet) and the Paul Y Hidden Agreement from 16th August, 2004 to 10th September, 2004.

With effect from 16th August, 2004, Skynet will relocate its offices and its principal place of business in Hong Kong to 16th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong.

Reference is made to the joint announcements made by Skynet, Paul Y and ITC dated 4th June, 2004 ("Announcement") and 25th June, 2004 in relation to, among other things, the Restructuring Proposal and the application for Whitewash Waiver (together, the "Proposal"). Capitalised terms used herein have the meanings ascribed thereto in the Announcement.

FURTHER DELAY IN DESPATCH OF CIRCULARS

Under Rule 14.13(2) of the Listing Rules in force before 31st March, 2004 and Rule 8.2 of the Takeovers Code, the circular of Skynet in relation to the Proposal should be sent to the Shareholders within 21 days of the date of the Announcement, and in this case on or before 25th June, 2004. Skynet has applied for a waiver from the strict compliance with Rule 14.13(2) of the Listing Rules in force before 31st March, 2004 and Rule 8.2 of the Takeovers Code by extending the despatch date of the circular of Skynet to no later than 16th August, 2004.

Under Rule 14.13(2) of the Listing Rules in force before 31st March, 2004, the circular of Paul Y and ITC in relation to, among other things, the disposal of Paul Y Construction, the provision of the Facility, the Underwriting Agreement, the Hidden Agreement (which together lead to an acquisition of an interest in Skynet) and the Paul Y Hidden Agreement, should be sent to their respective shareholders within 21 days of the date of the Announcement, and in this case on or before 25th June, 2004. Paul Y and ITC has each applied for a waiver from the strict compliance with Rule 14.13(2) of the Listing Rules in force before 31st March, 2004 by extending the despatch date of the circulars of Paul Y and ITC to no later than 16th August, 2004.

However, additional time is required to prepare the information for inclusion in the respective circular of Skynet, Paul Y and ITC, including, where relevant, the accountants' reports of Paul Y Construction and Hidden, the letter of advice from the independent financial adviser to the independent board committee of Skynet and other financial information. Accordingly, application (further to the applications for waivers made on 25th June, 2004 as mentioned above) has been made by each of Skynet, Paul Y and ITC to the Stock Exchange and the Executive (where relevant) for consent to further extend the time for despatch of the relevant circular from 16th August, 2004 to 10th September, 2004.

CHANGE OF PRINCIPAL PLACE OF BUSINESS OF SKYNET IN HONG KONG

With effect from 16th August, 2004, Skynet will relocate its offices and its principal place of business in Hong Kong to 16th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong.

GENERAL

The board of directors of Skynet comprises six directors, of which (i) three are executives directors, namely Mr. Choi Wing Kin, Mr. Wu Wing Kin and Mr. To Chi; (ii) Mr. Lo Chi Ho, William is a non-executive director; and (iii) Mr. Cheung Hon Kit and Mr. Ng Wai Hung are independent non-executive directors.

The board of directors of Paul Y comprises ten directors, of which (i) eight are executive directors, namely Dr. Chan Kwok Keung, Charles, Mr. Tom Ko Yuen Lau, Mr. Chan Fut Yan, Mr. Wong Wing Hoo, Billy, Ms. Chau Mei Wah, Rosanna, Mr. Cheung Hon Kit, Mr. Law Man Wah, Conrad and Mr. Lee Hon Chiu; and (ii) two are independent non-executive directors, namely Mr. Cheung Ting Kau, Vincent and Mr. Kwok Shiu Keung, Ernest.

The board of directors of ITC comprises ten directors, of which (i) seven are executive directors, namely, Dr. Chan Kwok Keung, Charles, Mr. Tom Ko Yuen Lau, Ms. Chau Mei Wah, Rosanna, Mr. Chan Kwok Hung, Mr. Chan Fut Yan, Mr. Wong Kun To and Mr. Cheung Hon Kit; and (ii) three are independent non-executive directors, namely Mr. Lai, Dominic, Mr. Winston Calptor Chuck and Mr. Lee Kit Wah.

By order of the board of
Skynet (International Group) Holdings Limited
To Chi
Executive Director

By order of the board of
Paul Y. - ITC Construction Holdings Limited
Mui Ching Hung, Joanna
Company Secretary

By order of the board of
ITC Corporation Limited
Law Hon Wa, William
Company Secretary

Hong Kong, 13th August, 2004

The directors of Skynet jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than those relating to the Paul Y Group and ITC Group) and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to the Paul Y Group and ITC Group) have been arrived at after due and careful consideration and there are no other facts (other than those relating to the Paul Y Group and ITC Group) not contained in this announcement the omission of which would make any statements (other than those relating to the Paul Y Group and ITC Group) in this announcement misleading.

The directors of Paul Y jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than those relating to the Group and ITC Group excluding the Paul Y Group) and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to the Group and ITC Group excluding the Paul Y Group) have been arrived at after due and careful consideration and there are no other facts (other than those relating to the Group and ITC Group excluding the Paul Y Group) not contained in this announcement the omission of which would make any statements (other than those relating to the Group and ITC Group excluding the Paul Y Group) in this announcement misleading.

The directors of ITC jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than those relating to the Group and the Paul Y Group) and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to the Group and the Paul Y Group) have been arrived at after due and careful consideration and there are no other facts (other than those relating to the Group and the Paul Y Group) not contained in this announcement the omission of which would make any statements (other than those relating to the Group and the Paul Y Group) in this announcement misleading.

* *for identification only*

香港經濟日報 二零零四年八月十六日 (星期一)

SKYNET (INTERNATIONAL GROUP) HOLDINGS LIMITED	PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED	ITC CORPORATION LIMITED
天網(國際集團)有限公司*	保華德祥建築集團有限公司*	德祥企業集團有限公司*
(於百慕達註冊成立之有限公司)	(於百慕達註冊成立之有限公司)	(於百慕達註冊成立之有限公司)
(股票代號：577)	(股票代號：498)	(股票代號：372)

進一步延遲寄發通函
及
更改天網之主要營業地點

天網已向聯交所及執行理事申請將寄發關於(其中包括)重組建議及申請清洗豁免之通函之限期由二零零四年八月十六日進一步延至二零零四年九月十日。

保華及德祥已向聯交所申請將寄發關於(其中包括)出售Paul Y Construction、提供備用貸款、包銷協議、Hidden協議(合共導致收購天網之權益)及保華Hidden協議之通函之限期由二零零四年八月十六日進一步延至二零零四年九月十日。

由二零零四年八月十六日起，天網之辦事處兼香港主要營業地點將遷至香港九龍觀塘鴻圖道51號保華企業中心16樓。

謹提述天網，保華及德祥於二零零四年六月四日發表之聯合公佈(「該公佈」)及於二零零四年六月二十五日發表之聯合公佈，內容有關(其中包括)重組建議及申請清洗豁免(統稱為「該建議」)，本公佈所用詞彙與該公佈所界定者具相同涵義。

進一步延遲寄發通函

根據二零零四年三月三十一日前生效之上市規則第14.13(2)條及收購守則第8.2條，天網應於該公佈日期後21日內(即二零零四年六月二十五日或之前)向股東寄發有關該建議之通函。天網已申請豁免嚴格遵守二零零四年三月三十一日前生效之上市規則第14.13(2)條及收購守則第8.2條，並將天網通函之寄發日期延遲至二零零四年八月十六日或之前。

根據二零零四年三月三十一日前生效之上市規則第14.13(2)條，保華及德祥應於該公佈日期後21日內(即二零零四年六月二十五日或之前)向各自之股東寄發關於(其中包括)出售Paul Y Construction、提供備用貸款、包銷協議、Hidden協議(合共導致收購天網之權益)及保華Hidden協議之通函。保華及德祥已申請豁免嚴格遵守二零零四年三月三十一日前生效之上市規則第14.13(2)條，並將保華及德祥之通函之寄發日期延遲至二零零四年八月十六日或之前。

然而，現需要更多時間編製須收錄於天網、保華及德祥各自之通函內之資料，當中包括(如適用)Paul Y Construction與Hidden之會計師報告、獨立財務顧問致天網獨立董事委員會之意見書及其他財務資料。因此，繼上文所述於二零零四年六月二十五日申請豁免後，天網、保華及德祥已分別向聯交所及執行理事(如適用)申請同意將有關通函之寄發限期由二零零四年八月十六日進一步延至二零零四年九月十日。

更改天網之香港主要營業地點

由二零零四年八月十六日起，天網之辦事處兼香港主要營業地點將遷至香港九龍觀塘鴻圖道51號保華企業中心16樓。

一般事項

天網之董事會成員包括六名董事，即(i)三名執行董事蔡永堅先生、胡永健先生及杜志先生；(ii)一名非執行董事駱志浩先生；以及(iii)兩名獨立非執行董事張漢傑先生及吳偉雄先生。

保華之董事會成員包括十名董事，其中(i)八名執行董事，分別為陳國強博士、劉高原先生、陳佛恩先生、黃永灝先生、周美華女士、張漢傑先生、盧文華先生及李漢潮先生；及(ii)兩名獨立非執行董事，分別為張定球先生及郭少強先生。

德祥之董事會成員包括十名董事，其中(i)七名執行董事，分別為陳國強博士、劉高原先生、周美華女士、陳國鴻先生、陳佛恩先生、黃勤道先生及張漢傑先生；及(ii)三名獨立非執行董事，分別為邵慶起先生、卓育賢先生及李傑華先生。

承董事會命	承董事會命	承董事會命
天網(國際集團)有限公司	保華德祥建築集團有限公司	德祥企業集團有限公司
執行董事	公司秘書	公司秘書
杜志	梅靜紅	盧漢卿

香港，二零零四年八月十三日

天網各董事對本公佈所載資料(有關保華集團及德祥集團之資料除外)之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所深知，本公佈所發表之意見(有關保華集團及德祥集團之意見除外)乃經審慎周詳考慮後達致，且本公佈並無遺漏任何其他事項(有關保華集團及德祥集團之事項除外)，致使本公佈之任何內容(有關保華集團及德祥集團之內容除外)有所誤導。

保華各董事對本公佈所載資料(有關本集團及德祥集團(不包括保華集團)之資料除外)之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所深知，本公佈所發表之意見(有關本集團及德祥集團(不包括保華集團)之意見除外)乃經審慎周詳考慮後達致，且本公佈並無遺漏任何其他事項(有關本集團及德祥集團(不包括保華集團)之事項除外)，致使本公佈之任何內容(有關本集團及德祥集團(不包括保華集團)之內容除外)有所誤導。

德祥各董事對本公佈所載資料(有關本集團及保華集團之資料除外)之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所深知，本公佈所發表之意見(有關本集團及保華集團之意見除外)乃經審慎周詳考慮後達致，且本公佈並無遺漏任何其他事項(有關本集團及保華集團之事項除外)，致使本公佈之任何內容(有關本集團及保華集團之內容除外)有所誤導。

* 僅供識別

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

The Stock Exchange of Hong Kong Limited. takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

If you are in any doubt as to any aspect of this circular or as to the action you should take, you should consult a licensed securities dealer, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in **Paul Y. - ITC Construction Holdings Limited**, you should at once hand this circular and the accompanying form of proxy to the purchaser or the transferee or to the bank manager, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

PAUL Y.
ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock code: 498)

REFRESHING OF THE 10% LIMIT ON GRANT OF OPTIONS UNDER THE SHARE OPTION SCHEME, GENERAL MANDATES TO ISSUE SHARES AND TO REPURCHASE SHARES, RE-ELECTION OF RETIRING DIRECTORS AND AMENDMENTS TO THE BYE-LAWS

A notice convening the annual general meeting of Paul Y. - ITC Construction Holdings Limited to be held at Conference Room, 11th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong on Tuesday, 7th September, 2004 at 11:30 a.m. is set out on pages 10 to 18 of this circular. If you are not able to attend the meeting, you are requested to complete the accompanying form of proxy in accordance with the instructions printed thereon and return it to the principal place of business of the Company in Hong Kong at 31st Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding of the meeting or any adjournment thereof (as the case may be). Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or any adjournment thereof should you so wish.

30th July, 2004

CONTENTS

DEFINITIONS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

"Annual General Meeting"	the annual general meeting of the Company to be held at Conference Room, 11th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong on Tuesday, 7th September, 2004 at 11:30 a.m., notice of which is set out on pages 10 to 18 of this circular
"Board"	the board of Directors
"Bye-laws"	the bye-laws of the Company
"Company"	Paul Y. - ITC Construction Holdings Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange
"Director(s)"	director(s) of the Company
"Eligible Person(s)"	any employee (whether full time or part time), executives or officers, directors (including executive, non-executive and independent non-executive directors) of any member of the Group or any Invested Entity and any celebrity, consultant, adviser or agent of any member of the Group or any Invested Entity, who, in the sole discretion of the Board, have contributed or will contribute to the growth and development of the Group or any Invested Entity
"General Mandates"	the Securities Repurchase Mandate and the general mandate to issue Shares to be sought at the Annual General Meeting
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	Hong Kong Special Administrative Region of the People's Republic of China
"Invested Entity"	any entity in which the Group holds an equity interest
"ITC"	ITC Corporation Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange
"ITC Annual General Meeting"	the annual general meeting of ITC to be held at Conference Room, 11th Floor, Paul Y Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong on Tuesday, 7th September, 2004 at 3:00 p.m.
"Latest Practicable Date"	27th July, 2004, being the latest practicable date for ascertaining certain information in this circular prior to its publication
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Securities Repurchase Mandate"	the proposed new general mandate to be sought at the Annual General Meeting, to authorise the Directors to repurchase the Shares in the manner as set out in the notice of the Annual General Meeting
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share Capital"	the aggregate nominal amount of the share capital of the Company

"Share(s)"	ordinary share(s) of HK$0.10 each in the share capital of the Company
"Share Option Scheme"	the share option scheme of the Company adopted on 27th August, 2002
"Shareholder(s)"	holder(s) of the Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	The Hong Kong Code on Takeovers and Mergers

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock code: 498)

Executive Directors:
Chan Kwok Keung, Charles *(Chairman)*
Lau Ko Yuen, Tom *(Deputy Chairman)*
Chan Fut Yan *(Managing Director)*
Wong Wing Hoo, Billy *(Deputy Managing Director)*
Chau Mei Wah, Rosanna
Cheung Hon Kit
Law Man Wah, Conrad
Lee Hon Chiu

Independent Non-executive Directors:
Cheung Ting Kau, Vincent
Kwok Shiu Keung, Ernest

Registered office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Principal place of business in Hong Kong:
31st Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

30th July, 2004

To the Shareholders

Dear Sir or Madam,

REFRESHING OF THE 10% LIMIT ON GRANT OF OPTIONS UNDER THE SHARE OPTION SCHEME, GENERAL MANDATES TO ISSUE SHARES AND TO REPURCHASE SHARES, RE-ELECTION OF RETIRING DIRECTORS AND AMENDMENTS TO THE BYE-LAWS

INTRODUCTION

The purpose of this circular is: (a) to provide Shareholders with details regarding refreshing of the 10% limit on grant of options under the Share Option Scheme; (b) to serve as an explanatory statement required by the Listing Rules to be given in relation to a general mandate to repurchase Shares; (c) to provide details regarding re-election of retiring Directors; and (d) to provide Shareholders with details of amendments to be made to the Bye-laws.

REFRESHING OF THE 10% LIMIT ON GRANT OF OPTIONS UNDER THE SHARE OPTION SCHEME

An ordinary resolution passed at the special general meeting of Shareholders held on 27th August, 2002, allowed the Company to adopt the Share Option Scheme.

Pursuant to the Share Option Scheme, the maximum number of Shares in respect of which options may be granted under the Share Option Scheme and any other share option scheme(s) of the Company shall not exceed 10% of the total number of issued Shares as at the date of adoption of the Share Option Scheme ("Scheme Mandate Limit"). The Company may refresh the Scheme Mandate Limit by ordinary resolution of the Shareholders at general meeting provided that:

(a) the Scheme Mandate Limit so refreshed shall not exceed 10% of the total number of issued Shares as at the date of Shareholders' approval of the refreshing of the Scheme Mandate Limit; and

(b) options previously granted under any existing schemes (including options outstanding, cancelled, or lapsed in accordance with the relevant scheme rules or exercised options) shall not be counted for the purpose of calculating the limit as refreshed.

Notwithstanding the foregoing, the maximum number of Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the Share Option Scheme and any other share option scheme(s) of the Company must not in aggregate exceed 30% of the total number of Shares in issue from time to time.

As at 27th August, 2002 (being the date of adoption of the Share Option Scheme), the total number of issued Shares was 1,036,744,924 which led to the Scheme Mandate Limit of 103,674,492 Shares. By an ordinary resolution passed at the annual general meeting of Shareholders held on 8th September, 2003, the Company refreshed the Scheme Mandate Limit to 107,266,479 Shares (representing approximately 10% of Shares in issue as at 8th September, 2003).

As at the Latest Practicable Date, there were in issue an aggregate of 1,345,249,019 Shares and no options under the Share Option Scheme have been granted since its date of adoption. No options under the Share Option Scheme or any other share option scheme(s) of the Company were outstanding as at the Latest Practicable Date.

Assuming no further issue or repurchase of Shares prior to the Annual General Meeting, upon the refreshing of the Scheme Mandate Limit by Shareholders at the Annual General Meeting, the Company may grant options entitling holders thereof to subscribe for 134,524,901 Shares (representing approximately 10% of Shares in issue as at the date of the Annual General Meeting approving the refreshing of the Scheme Mandate Limit). No options may be granted if this will result in the number of Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the Share Option Scheme and any other share option scheme(s) of the Company exceed 30% of the Shares in issue from time to time.

The purpose of the Share Option Scheme is to provide incentive or reward to Eligible Persons for their contribution to, and continuing efforts to promote the interests of, the Company. The Directors consider that the refreshing of the Scheme Mandate Limit is in the interests of the Company and the Shareholders as it provides the Company with more flexibility in providing incentives to those Eligible Persons by way of granting of options.

The refreshing of the Scheme Mandate Limit is conditional on:

(a) the passing of an ordinary resolution to approve the refreshing of the Scheme Mandate Limit by the shareholders of ITC at the ITC Annual General Meeting;

(b) the passing of an ordinary resolution to approve the refreshing of the Scheme Mandate Limit by the Shareholders at the Annual General Meeting; and

(c) the Listing Committee of the Stock Exchange granting listing of and permission to deal in the Shares (representing a maximum of 10% of the Shares in issue as at the date of the Annual General Meeting approving the refreshing of the Scheme Mandate Limit) which may fall to be issued pursuant to the exercise of options under the Share Option Scheme and any other share option scheme(s) of the Company.

Application will be made to the Listing Committee of the Stock Exchange for the approval of the listing of and permission to deal in the Shares (representing a maximum of 10% of the Shares in issue as at the date of the Annual General Meeting approving the refreshing of the Scheme Mandate Limit) which may fall to be issued pursuant to the exercise of options under the Share Option Scheme and any other share option scheme(s) of the Company.

GENERAL MANDATES TO ISSUE SHARES AND TO REPURCHASE SHARES

At the annual general meeting of the Company held on 8th September, 2003, general mandates were granted to the Directors authorising them (a) to exercise the powers of the Company to allot and issue Shares not exceeding 20% of the issued Share Capital, as at 8th September, 2003; and (b) to repurchase Shares not exceeding 10% of the issued Share Capital as at 8th September, 2003. Such general mandates will expire, at the conclusion of the Annual General Meeting. Ordinary resolutions will be proposed at the Annual General Meeting to grant to the Directors a general mandate authorising them (a) to exercise the powers of the Company to allot and issue Shares not exceeding 20% of the issued Share Capital as at the date of the passing of such resolution; and (b) to repurchase Shares not exceeding 10% of the issued Share Capital as at the date of the passing of such resolution.

The Directors believe that it is in the interests of the Company and the Shareholders as a whole if the General Mandates are granted at the Annual General Meeting. The General Mandates provide Directors with flexibility to issue Shares especially in the context of a transaction involving an acquisition by the Company where Shares are to be issued as consideration and which has to be completed speedily. However, the Directors currently have no intention of any acquisition by the Company nor any plan for raising capital by issuing new Shares.

An explanatory statement providing all the information reasonably necessary enabling Shareholders to make an informed decision whether to vote for or against the resolution concerning the Securities Repurchase Mandate is set out in Appendix I to this circular.

AMENDMENTS TO THE BYE-LAWS

Due to, inter alia, recent changes to the requirements of the Listing Rules, the Company also proposes to put forward to the Shareholders for approval at the Annual General Meeting of a special resolution to amend the Bye-laws:

(a) to amend the definition of "associates";

(b) to require that the minimum seven day period for lodgment by the Shareholders of the notice to nominate a Director shall commence no earlier than the day after the despatch of the notice of the general meeting appointed for such election and end no later than seven days before the date of such meeting;

(c) to prohibit Directors from voting at and being counted towards the quorum of the board meeting on any matter in which a Director and/or any of his associates(s) have/has a material interest;

(d) to exclude the votes cast by a Shareholder in contravention of a requirement or restriction under the Listing Rules;

(e) to reflect the enactment of the SFO which led to the change of definition of "clearing house"; and

(f) to enable the removal of a Director at any time before the expiration of his period of office by ordinary resolution at general meeting.

In addition, the Company proposes to make other amendments in order to bring the Bye-laws up-to-date to reflect the latest requirements in the Companies Act 1981 of Bermuda, the Listing Rules and all other applicable securities regulations and corporate governance practices.

Set out in the notice of Annual General Meeting in resolution number 6 of this circular are specific amendments to the Bye-laws that are proposed.

RE-ELECTION OF RETIRING DIRECTORS

Pursuant to bye-laws 87(1) and 87(2) of the Bye-laws, Mr. Lau Ko Yuen, Tom and Ms. Chau Mei Wah, Rosanna shall retire from office by rotation at the Annual General Meeting. All retiring directors, being eligible, will offer themselves for re-election at the Annual General Meeting. Brief biographical and other details of the retiring Directors offering themselves for re-election which are required to be disclosed under the Listing Rules are set out in Appendix II to this circular.

ANNUAL GENERAL MEETING

A notice convening the Annual General Meeting is set out on pages 10 to 18 of this circular at which resolutions will be proposed to approve the refreshing of the Scheme Mandate Limit, the grant of the General Mandates and the amendments to the Bye-laws.

A form of proxy for use by the Shareholders at the Annual General Meeting is enclosed. If you do not *intend to attend the meeting, you are requested to complete the form of proxy in accordance with the instructions* printed thereon and return it to the principal place of business of the Company in Hong Kong at 31st Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding of the meeting or any adjournment thereof (as the case may be). Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or any adjournment thereof should you so wish.

PROCEDURE FOR DEMANDING A POLL

Pursuant to bye-law 66 of the Bye-laws, a resolution put to the vote at a general meeting shall be decided on a show of hands of members present in person or by a duly authorised corporate representative or by proxy entitled to vote unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded:

(i) by the chairman of the meeting; or

(ii) by at least three members present in person or by a duly authorised corporate representative or by proxy for the time being entitled to vote at the meeting; or

(iii) by any member or members present in person or by a duly authorised corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(iv) by any member or members present in person or by a duly authorised corporate representative or by proxy and holding Shares conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the Shares conferring that right.

In accordance with the requirements of the Listing Rules, the results of the poll will be published by way of an announcement in the local newspapers on the business day following the meeting.

RECOMMENDATION

The Directors consider that the refreshing of the Scheme Mandate Limit, the grant of the General Mandates and the amendments to the Bye-laws are in the best interest of the Company and the Shareholders and recommend Shareholders to vote in favour of all resolutions to be proposed at the Annual General Meeting.

Yours faithfully,
For and on behalf of
Paul Y. - ITC Construction Holdings Limited
Dr. Chan Kwok Keung, Charles
Chairman

This is an explanatory statement given to the Shareholders relating to a resolution authorising the Company to repurchase its own Shares proposed to be passed by the Shareholders by means of any ordinary resolution at the Annual General Meeting.

This explanatory statement contains a summary of the information required pursuant to rule 10.06 of the Listing Rules which is set out as follows:

Share capital

- as at the Latest Practicable Date, there were in issue a total of 1,345,249,019 Shares, all of which are fully paid;
- assuming that no further Shares are issued or repurchased after the Latest Practicable Date and before the date of the Annual General Meeting, there will be 1,345,249,019 Shares in issue, and exercise in full of the Securities Repurchase Mandate would result in up to a maximum of 134,524,901 Shares being repurchased by the Company during the relevant period referred to in ordinary resolution numbered 5(C) of the notice of the Annual General Meeting;

Reasons for repurchases

- the Directors believe that it is in the best interests of the Company and the Shareholders for the Directors to have a general authority from the Shareholders to enable the Directors to purchase the Shares on the market. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value of the Company and/or its earnings per Share and will benefit the Company and the Shareholders;

Funding of repurchases

- in repurchasing Shares, the Company must be funded entirely from the Company's available cash flow or working capital facilities which will be funds legally available for such purpose in accordance with its memorandum of association and the Bye-Laws and the laws of Bermuda. Under Bermuda law, repurchases may only be effected out of the capital paid up on the purchased Shares or out of funds of the Company otherwise available for dividend or distribution or out of the proceeds of a fresh issue of shares made for the purpose. Any premium payable on a purchase over the par value of the Shares to be purchased must be provided for out of funds of the Company otherwise available for dividend or distribution or out of the Company's share premium account before the Shares are repurchased. It is envisaged that the funds required for any repurchase would be derived from such sources;
- as compared with the financial position of the Company as at 31st March, 2004 (being the date of its latest audited accounts), the Directors consider that the repurchases of securities have no material adverse impact on the working capital and on the gearing position of the Company in the event that the Securities Repurchase Mandate were to be carried out in full during the proposed repurchase period. Moreover, the Directors do not propose to exercise the Securities Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company;

Directors, their associates and connected persons

- none of the Directors or, to the best of their knowledge having made all reasonable enquiries, any of their associates, as defined in the Listing Rules, has any present intention, in the event that the Securities Repurchase Mandate is approved by the Shareholders, to sell Shares to the Company or its subsidiaries;
- No connected person, as defined in the Listing Rules, has notified the Company that he has a present intention to sell Shares to the Company, or has undertaken not to do so, in the event that the Securities Repurchase Mandate is approved by the Shareholders.

Undertaking of the Directors

- the Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Securities Repurchase Mandate in accordance with the Listing Rules, the Bye-Laws and the applicable laws of Bermuda;

Share repurchase made by the Company

- the Company had not purchased any Shares, whether on the Stock Exchange or otherwise, in the six months preceding the Latest Practicable Date; and
- the Listing Rules prohibit a company from knowingly purchasing securities of the company on the Stock Exchange from a connected person, being its director, chief executives, or substantial shareholder or their associates, as defined in the Listing Rules. A connected person shall not knowingly sell his securities to the company.

GENERAL

If as a result of a repurchase of Shares, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of the Takeovers Code. As a result, a Shareholder or a group of Shareholders acting in concert, depending on the level of increase of shareholders' interest, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code. If the Company were to repurchase Shares up to the permitted maximum of 10% of the issued Share Capital, such parties may together with any other parties acting in concert with them become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, Hollyfield Group Limited ("Hollyfield") which is ultimately and beneficially owned by Dr. Chan Kwok Keung, Charles, held 740,668,056 Shares representing approximately 55.06% interest in the issued Share Capital. On the basis that no further Shares are issued or repurchased and in the event that the Securities Repurchase Mandate is exercised in full and that there is no change in Hollyfield's shareholding in the Company, the shareholding of Hollyfield would be increased to approximately 61.12% of the issued Share Capital. Should such increase arise, Hollyfield would not be required to make a mandatory offer for all Shares not already owned by it or its concert parties under Rule 26 of the Takeovers Code because it already holds more than 50% of the issued Share Capital of the Company. The Company has no present intention to repurchase Shares pursuant to the Securities Repurchase Mandate such that a mandatory offer is required. The Directors have no present intention to repurchase Shares to an extent which will result in the amount of Shares held by the public being reduced to less than 25%.

PRICES OF THE SHARES

The highest and lowest prices at which the Shares were traded on the Stock Exchange during each of the previous twelve months preceding the Latest Practicable Date were as follows:

	Shares	
	Highest *HK$*	**Lowest** *HK$*
2003		
July	0.290	0.270
August	0.440	0.290
September	0.435	0.390
October	0.560	0.405
November	0.770	0.490
December	1.010	0.550
2004		
January	0.960	0.670
February	0.820	0.710
March	0.780	0.610
April	0.690	0.550
May	0.680	0.540
June	0.720	0.620
July (up to Latest Practicable Date)	0.710	0.510

The biographical and other details of Directors standing for re-election at the Annual General Meeting are set out below:

Lau Ko Yuen, Tom, aged 53, is the Deputy Chairman of the Company. Mr. Lau has over 31 year's international corporate management experience in the construction industry. He joined the Group in 1991 and is responsible for its general corporate development and administration. Mr. Lau is the deputy chairman of ITC and Downer EDI Limited, a company whose shares are listed on the Australian Stock Exchange and the New Zealand Stock Exchange. He was also a director of a Hong Kong listed company in the last three years. As at the Latest Practicable Date, Mr. Lau did not have any interest in the Shares or underlying Shares pursuant to Part XV of the SFO and nor did he have any relationship with any Directors or senior management or substantial shareholder or controlling shareholder of the Company. Details regarding Mr. Lau's remuneration is provided under the section headed "Directors' and Employees' Emolument" contained in the Company's Annual Report 2004.

Chau Mei Wah, Rosanna, aged 49, is an executive director of the Company. Ms. Chau has over 24 years' experience in international corporate management and finance. She holds a bachelor's degree and a master's degree in commerce and is a member of the Hong Kong Society of Accountants, the CPA Australia and the Certified General Accountants' Association of Canada. She joined the Group in 1991 and is responsible for its general corporate development, administrative and overall finance activities. Ms. Chau is the managing director of ITC and an executive director of China Strategic Holdings Limited, a company whose shares are listed on the Stock Exchange. She is also a director of Burcon NutraScience Corporation, a company whose shares are listed on the TSX Venture Exchange and the Frankfurt Stock Exchange. She was also a director of Hong Kong listed companies in the last three years. As at the Latest Practicable Date, Ms. Chau did not have any interest in the Shares or underlying Shares pursuant to Part XV of the SFO and nor did she have any relationship with any Directors or senior management or substantial shareholder or controlling shareholder of the Company. Details regarding Ms. Chau's remuneration is provided under the section headed "Directors' and Employees' Emolument" contained in the Company's Annual Report 2004.

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock code: 498)

NOTICE IS HEREBY GIVEN that the annual general meeting of Paul Y. - ITC Construction Holdings Limited (the "Company") will be held at Conference Room, 11th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong on Tuesday, 7th September, 2004 at 11:30 a.m. for the following purposes:

1. To receive and consider the audited financial statements and the reports of the directors and auditors for the year ended 31st March, 2004.

2. To declare the final dividend for the year ended 31st March, 2004.

3. To re-elect retiring directors and to fix the directors' remuneration.

4. To re-appoint auditors and to authorise the board of directors to fix their remuneration.

5. As special business, to consider and, if thought fit, to pass the following resolutions as ordinary resolutions of the Company:

(A) "**THAT** subject to and conditional upon the approval from shareholders of ITC Corporation Limited and the Listing Committee of The Stock Exchange of Hong Kong Limited granting listing of and permission to deal in the shares of HK$0.10 each in the capital of the Company (representing a maximum of 10 per cent. of the shares of the Company in issue as at the date of passing this resolution) which may be issued pursuant to the exercise of options granted under the Company's share option scheme adopted on 27th August, 2002 ("Scheme"), the refreshing of the scheme limit on grant of options under the Scheme and any other share option scheme(s) of the Company up to 10 per cent. of the shares of the Company in issue as at the date of passing this resolution ("Refreshed Mandate Limit") be and is hereby approved and any director of the Company be and is hereby authorised to do such act and execute such document to effect the Refreshed Mandate Limit."

(B) "**THAT:**

(i) subject to sub-paragraph (iii) of this resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options (including warrants, bonds and debentures convertible into shares of the Company) which would or might require the exercise of such powers, subject to and in accordance with all applicable laws and the bye-laws of the Company, be and is hereby generally and unconditionally approved;

(ii) the approval in sub-paragraph (i) of this resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options (including warrants, bonds and debentures convertible into shares of the Company) which would or might require the exercise of such powers after the end of the Relevant Period;

(iii) the aggregate nominal amount of the share capital of the Company allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the directors of the Company pursuant to the approval in sub-paragraph (i) of this resolution, otherwise than pursuant to a Rights Issue (as hereinafter defined) or an issue of shares of the Company under the share option scheme of the Company or an issue of shares of the Company by way of any scrip dividend pursuant to bye-laws of the Company from time to time, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue on the date of this resolution, and the said approval shall be limited accordingly; and

(iv) for the purpose of this resolution:

"Relevant Period" means the period from the date of the passing of this resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company or any applicable laws of Bermuda to be held; or

(c) the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

(C) "**THAT:**

(i) subject to sub-paragraph (ii) of this resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase issued shares in the capital of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(ii) the aggregate nominal amount of the share capital of the Company which the directors of the Company are authorised to repurchase pursuant to the approval in sub-paragraph (i) of this resolution shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue on the date of this resolution, and the said approval shall be limited accordingly; and

(iii) for the purpose of this resolution:

"Relevant Period" means the period from the date of the passing of this resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company or any applicable laws of Bermuda to be held; or

(c) the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

(D) "**THAT** conditional upon resolutions numbered 5(B) and 5(C) as set out in the notice convening this meeting being passed, the aggregate nominal amount of the issued shares in the capital of the Company which are repurchased by the Company under the authority granted to the directors of the Company pursuant to and in accordance with the said resolution numbered 5(C) above shall be added to the aggregate nominal amount of the share capital that may be allotted, issued or dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with by the directors of the Company pursuant to and in accordance with the resolution numbered 5(B) as set out in the notice convening this meeting."

6. To consider, and if thought fit, to pass the following resolution as a special resolution of the Company:

"**THAT** the bye-laws of the Company be and are hereby amended in the following manner:

(a) By inserting a new definition of "associate" in bye-law 1:

"associate" *the meaning ascribed to it in the rules of the* Designated Stock Exchange;

(b) By deleting the definition of "clearing house" in its entirety and substituting therefor the following new definition in bye-law 1;

"Clearing House" a clearing house or authorized share depository recognized by the laws of the jurisdiction in which the shares of the Company are listed or quoted on a stock exchange in such jurisdiction.

(c) By inserting the words ", save for the use of share premium as expressly permitted by the Act," after the words "issued share capital or" in the existing Bye-law 6.

(d) By inserting the words "these Bye-laws, and to any special rights conferred on the holders of any shares or attaching to any class of shares," after the words "Subject to Sections 42 and 43 of the Act," in the existing Bye-law 9.

(e) By deleting the words "Subject to the Statutes and these Bye-laws" and substituting therefor with the words "Subject to the Act, these Bye-laws, any direction that may be given by the Company in general meeting and, where applicable, the rules of any Designated Stock Exchange" in the first sentence of the existing Bye-law 12(1).

(f) By inserting the words ", in respect of any shares that are not fully paid," after the words "the name and address of each Member, the number and class of shares held by him and" in Bye-law 43(1)(a).

(g) By deleting the existing Bye-law 45 in its entirety and substituting therefor the following new Bye-law 45:

"45. Any resolution declaring a dividend on share of any class, whether a resolution of the Company in general meeting or a resolution of the Board, may specify that the same shall be payable or distributable to the persons registered as the holder of such shares at the close of business on a particular date, notwithstanding that it may be a date prior to that on which the resolution is passed, and thereupon the dividend shall be payable or distributable to them in accordance with their respective

holdings so registered, but without prejudice to the rights inter se in respect of such dividend of transferors and transferees of any such shares. The provisions of this Bye-law shall mutatis mutandis apply to bonuses, capitalisation issues, distributions of realised capital profits or offers or grants made by the Company to the Members."

(h) By deleting the existing Bye-law 46 in its entirety and substituting therefor the following new Bye-law 46:

"46. Subject to these Bye laws, any Member may transfer all or any of his shares by an instrument of transfer in the usual or common form or in a form prescribed by the Designated Stock Exchange or in any other form approved by the Board and may be under hand or, if the transferor or transferee is a Clearing House or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Board may approve from time to time."

(i) By inserting the words "Without prejudice to Bye-law 46," before the words "The Board" in the second sentence of the existing Bye-law 47.

(j) By inserting the sentence "Notwithstanding anything contained in these Bye-laws, where more than one proxy is appointed by a Member which is a Clearing House (or its nominee(s)), each such proxy shall have one vote on a show of hands." after the words "as paid up on the share." in the first sentence of the existing Bye-law 66.

(k) By re-numbering the existing Bye-Law 76 as Bye-Law 76(1) and by inserting the following new Bye-Law 76(2):

"76(2) Where any Member is, under the rules of the Designated Stock Exchange, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such Member in contravention of such requirement for restriction shall not be counted."

(l) By deleting the existing Bye-law 84(2) in its entirety and substituting therefor the following new Bye-law 84(2):

"(2) Where a Member is a Clearing House (or its nominee(s) and, in each case, being a corporation), it may authorise such persons as it thinks fit to act as its representatives at any meeting of the Company or at any meeting of any class of Members provided that the authorisation shall specify the number and class of shares in respect of which each such representative is so authorised. Each person so authorised under the provisions of this Bye-law shall be deemed to have been duly authorised without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the Clearing House (or its nominee(s)) as if such person was the registered holder of the shares of the Company held by the Clearing House (or its nominee(s)) in respect of the number and class of shares specified in the relevant authorisation including the right to vote individually on a show of hands."

(m) By deleting the word "special" in the second line in bye-law 86(4) and substituting therefor the word "ordinary".

(n) By deleting the existing bye-law 88 in its entirety and substituting therefor the following new bye-law 88:

"88 No person other than a Director retiring at the meeting shall, unless recommended by the Directors for election, be eligible for election as a Director at any general meeting unless a Notice signed by a Member (other than the person to be proposed) duly qualified to attend and vote at the meeting for which such notice is given of

his intention to propose such person for election as Director and also a Notice signed by the person to be proposed of his willingness to be elected shall have been lodged at the Office or at the head office provided that the minimum length of the period, during which such notice(s) are given, shall be at least seven (7) days and that the period for lodgment of such notice(s) shall commence no earlier than the day after the dispatch of the notice of the general meeting appointed for such election and end no later than seven (7) days prior to the date of such general meeting."

(o) By deleting the words "whereupon the Board resolves to accept such resignation" in the existing Bye-law 89A(1).

(p) By deleting the existing bye-law 103(1) in its entirety and substituting therefor the following new bye-law 103(1):

"103(1) A Director shall not vote (nor be counted in the quorum) on any resolution of the Board in respect of any contract or arrangement or any other proposal in which he or any of his associate(s) is/are, to his knowledge materially interested, and if he shall do so his vote shall not be counted and he shall not be counted in the quorum of such resolution of the Board but this prohibition shall not apply to any of the following matters namely:

(i) any contract or arrangement for the giving by the Company or any of its subsidiaries of any security or indemnity to the Director or his associate(s) in respect of money lent by him or any of them or obligations incurred or undertaken by him or any of them at the request of or for the benefit of the Company or any of its subsidiaries;

(ii) any contract or arrangement for the giving by the Company or any of its subsidiaries of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has/have himself/themselves assumed responsibility in whole or in part whether alone or jointly under a guarantee or indemnity or by the giving of security;

(iii) any contract or arrangement by a Director or his associate(s) to subscribe for shares or debentures or other securities of the Company or any of its subsidiaries to be issued pursuant to any offer or invitation to the Members or debenture holders or to the public which does not provide the Director or his associate(s) any privilege not accorded to any other Members or debenture holders or to the public;

(iv) any contract, arrangement or proposal concerning an offer the shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

(v) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company or any of its subsidiaries by virtue only of his/their interest in shares or debentures or other securities of the Company or any of its subsidiaries;

(vi) any contract, arrangement or proposal concerning any company in which the Director or his associate is/are interested only, whether directly or indirectly, as an officer or executive or a shareholder or in which he/they is/are beneficially interested in shares of that company provided that the Director together with any of his associate(s) is not beneficially interested in five (5) per cent. or more of the issued shares or of the voting rights of any class of shares of such company (or of any third company through which his/their interest is derived);

(vii) any proposal or arrangement for the benefit of employees of the Company or its subsidiaries or its associated companies including the adoption, modification or operation of a pension fund or retirement, death or disability benefit scheme which relates both to directors and employees of the Company or of any its subsidiaries or its associated companies and does not give the Director or his associate(s) any privilege or advantage not accorded to the employees to whom such scheme or fund relates; or

(viii) any proposal concerning the adoption, modification or operation of any share scheme involving the issue or grant of options over shares or other securities by the Company to, or for the benefit of the employees of the Company or its subsidiaries or its associated companies under which the Director or his associate(s) may benefit."

(q) By deleting the existing bye-law 103(2) in its entirety and substituting therefor the following new bye-law 103(2):

"103(2) A company shall be deemed to be a company in which a Director and/or his associate(s) together have an interest of five (5) per cent. or more if and so long as (but only if and so long as) he and his associate(s), (either directly or indirectly) are the holders of or beneficially interested in five (5) per cent. or more of the issued shares of any class of the equity share capital of such company or of the voting rights available to members of such company (or of any third company through which his/their interest is derived). For the purpose of this paragraph there shall be disregarded any shares held by a Director or his associate(s) as bare or custodian trustee and in which he or his associate(s) has no beneficial interest, any shares comprised in a trust in which the Director's or his associate(s)' interest is in reversion or remainder if and so long as some other person is entitled to receive the income thereof, any shares comprised in an authorized unit trust scheme in which the Director or his associate(s) is interested only as a unit holder and any shares which carry no voting rights at general meetings and restricted dividend and return of capital rights."

(r) By deleting the existing bye-law 103(3) in its entirety and substituting therefor the following new bye-law 103(3):

"103(3) Where a company in which a Director together with any of his associate(s) has/have an interest of five (5) per cent or more of its issued share capital is materially interested in a transaction, then that Director and/or his associate(s) shall also be deemed materially interested in such transaction."

(s) By deleting the existing bye-law 103(4) in its entirety and substituting therefor the following new bye-law 103(4):

"103(4) If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director (other than the chairman of the meeting) or his associate(s) or as to the entitlement of any Director (other than such chairman) or his associate(s) to vote or be counted in quorum and such question is not

resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, such question shall be referred to the chairman of the meeting and his ruling in relation to such Director (or his associate(s)) shall be final and conclusive except in a case where the nature or extent of the interest of the Director or his associate(s) concerned as known to such Director has not been fairly disclosed to the Board. If any question as aforesaid shall arise in respect of the chairman of the meeting or his associate(s) such question shall be decided by a resolution of the Board (for which purpose such chairman shall be counted in the quorum but shall not vote thereon) and such resolution shall be final and conclusive except in a case where the nature or extent of the interest of such chairman or his associate(s) as known to such chairman has not been fairly disclosed to the Board."

(t) By deleting the existing Bye-law 104(2) in its entirety.

(u) (i) By inserting the words "and further provided that no Director is aware of or has received any objection to the resolution from any Director" after the words "given by these Bye-laws" in the first sentence of the existing Bye-law 122.

(ii) By deleting the words "provided that the document containing the original signature of the Director or alternate Director is deposited with the Secretary within ten (10) days from the date of the facsimile." at the end of the existing Bye-law 122.

(v) By renumbering the existing Bye-law 136 as Bye-law 136(1) and by inserting the following new Bye-law 136(2):

"(2) Notwithstanding any provision contained in these Bye-laws, the Directors may, if permitted by applicable law, authorise the destruction of documents set out in sub-paragraphs (a) to (e) of paragraph (1) of this Bye-law and any other documents in relation to share registration which have been microfilmed or electronically stored by the Company or by the share registrar on its behalf provided always that this Bye-law shall apply only to the destruction of a document in good faith and without express notice to the Company and its share registrar that the preservation of such document was relevant to a claim."

(w) (i) By inserting the words "and Bye-law 153A" after the words "Subject to Section 88 of the Act" in the first sentence of the existing Bye-law 153.

(ii) By deleting the existing Bye-law 153A in its entirety and substituting therefor the following new Bye-law 153A:

"153A. To the extent permitted by and subject to due compliance with all applicable Statutes, rules and regulations, including, without limitation, the rules of the Designated Stock Exchange, and to obtaining all necessary consents, if any, required thereunder, the requirements of Bye-law 153 shall be deemed satisfied in relation to any person by sending to the person in any manner not prohibited by the Statutes, a summary financial statement derived from the Company's annual accounts and the directors' report which shall be in the form and containing the information required by applicable laws and regulations, provided that any person who is otherwise entitled to the annual financial statements of the Company and the directors' report thereon may, if he so requires by notice in writing served on the Company, demand that the Company sends to him, in addition to a summary financial statement, a complete printed copy of the Company's annual financial statement and the directors' report thereon."

(iii) By inserting the following new Bye-law 153B:

"153B The requirement to send to a person referred to in Bye-law 153 the documents referred to in that provision or a summary financial report in accordance with Bye-law 153A shall be deemed satisfied where, in accordance with all applicable Statutes, rules and regulations, including, without limitation, the rules of the Designated Stock Exchange, the Company publishes copies of the documents referred to in Bye-law 153 and, if applicable, a summary financial report complying with Bye-law 153A, on the Company's computer network or in any other permitted manner (including by sending any form of electronic communication), and that person has agreed or is deemed to have agreed to treat the publication or receipt of such documents in such manner as discharging the Company's obligation to send to him a copy of such documents."

(x) By deleting the existing Bye-law 157 in its entirety and substituting therefor the following new Bye-law 157:

"157. If the office of Auditor becomes vacant by the resignation or death of the Auditor, or by his becoming incapable of acting by reason of illness or other disability at a time when his services are required, the Directors shall fill the vacancy and fix the remuneration of the auditor so appointed."

(y) (i) By deleting the words "following that" after the words "served or delivered on the day" in the second line of the existing Bye-law 161(a).

(ii) By deleting the words "following that" after the words "given by the Company to a Member on the day" in the existing Bye-law 161(b).

7. To transact any other ordinary business of the Company.

By Order of the Board
Mui Ching Hung, Joanna
Company Secretary

Hong Kong, 30th July, 2004

Principal Place of Business:
31st Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong, Kowloon
Hong Kong

Registered Office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Notes:

1. A member of the Company entitled to attend and vote at the above meeting is entitled to appoint one or more proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2. A form of proxy for the meeting is enclosed. In order to be valid, the form of proxy together with a power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of that power or authority, must be deposited at the Company's principal place of business at 31st Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

3. The register of members of the Company will be closed for the purposes of determining the entitlements to the proposed final dividend from Monday, 4th October, 2004 to Wednesday, 6th October, 2004, both dates inclusive, during which period no transfers of shares shall be effected. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's share registrars in Hong Kong, Secretaries Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration by 4:00 p.m. on Thursday, 30th September, 2004.

4. As at the date of this notice, the board of directors of the Company comprises ten directors, of which (i) eight are executive directors, namely Dr. Chan Kwok Keung, Charles, Mr. Tom Ko Yuen Lau, Mr. Chan Fut Yan, Mr. Wong Wing Hoo, Billy, Ms. Chau Mei Wah, Rosanna, Mr. Cheung Hon Kit, Mr. Law Man Wah, Conrad and Mr. Lee Hon Chiu; and (ii) two are independent non-executive directors, namely Mr. Cheung Ting Kau, Vincent and Mr. Kwok Shiu Keung, Ernest.

3. 本公司將由二零零四年十月四日星期一至二零零四年十月六日星期三(包括首尾兩日)暫停辦理股份過戶登記手續，以確定擬派之末期股息款額。在上述期間不會登記股份之轉讓。如欲獲派擬派之末期股息，則須於二零零四年九月三十日星期四下午四時前將所有股份過戶文件，連同有關股票送交本公司之香港股份過戶登記處秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

4. 於本通告日期，本公司董事會成員包括十名董事，其中(i)八名執行董事，分別為陳國強博士、劉高原先生、陳佛恩先生、黃永灝先生、周美華女士、張漢傑先生、羅文華先生及李漢潮先生；及(ii)兩名獨立非執行董事，分別為張定球先生及郭少強先生。

(iii) 加入以下新公司細則第153B條：

「153B. 按照一切適用之法例、規則及規例(包括但不限於指定證券交易所之規則)，本公司須將公司細則第153條所指之文件，或公司細則第153A條所指之財務報告摘要，送達公司細則第153條所指之人士。如本公司將公司細則第153條所指之文件，以及(如適用)符合公司細則第153A條規定之財務報告摘要，刊登於本公司之電腦網絡或以任何其他許可之方式發出(包括以任何電子通訊形式發送)，而該名人士已同意或被視為已同意以上述方式刊登或收取該等文件，即屬本公司已貫徹履行向該名人士送達該等文件之責任。」

(x) 將現有公司細則第157條整條刪去並由以下新公司細則第157條代替：

「157. 倘核數師職位因核數師辭任或身故而出現空缺，或其因疾病或其他殘疾而於任職期間內未能履行職務，董事須儘快委任另一名核數師以填補空缺並釐定其酬金。」

(y) (i) 刪去現有公司細則第161(a)條第二行「送呈或交付之日」等詞後「之後」一詞。

(ii) 刪去現有公司細則第161(b)條「本公司向股東發出之日」等詞後「之後」一詞。

7. 處理本公司任何其他普通事項。

承董事局命
公司秘書
梅靜紅

香港，二零零四年七月三十日

主要營業地點：
香港
九龍觀塘
鴻圖道51號
保華企業中心31樓

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

附註：

1. 凡有權出席上述大會及於會上投票之股東有權委任一位代表代其出席大會及投票。受委代表毋須為本公司之股東。

2. 茲隨附上述大會之代表委任表格。代表委任表格連同簽署人之授權書或其他授權文件(如有)或經由公證人簽署證明之授權書或其他授權文件副本，必須於大會或其任何續會指定召開時間48小時前送交香港九龍觀塘鴻圖道51號保華企業中心31樓本公司主要營業地點，方為有效。

作出之決定應為最終決定及效力，惟就該董事所知，於有關其或其聯繫人士之權益性質或範圍未能向董事局公平披露之情況下則作別論。倘因大會主席而出現上述任何問題，則該問題應透過由董事局決議案決定（就此而言該主席將計入該決議案之法定人數但不得就此投票），而該決議案應為最終決定及效力，惟就該主席所知，於有關主席或其聯繫人士之權益性質或範圍未能向董事局公平披露之情況下則作別論。」

(t) 將現有公司細則第104(2)條整條刪去。

(u) (i) 在現有公司細則第122條首句「根據此等公司細則作出」等詞後加入「及倘若董事並不知悉亦無收到任何董事對有關決議案提出反對」等詞。

(ii) 刪去現有公司細則第122條結尾「惟載有董事或替任董事簽署正本之文件須於傳真日期起十(10)日內送交秘書。」

(v) 將現有公司細則第136條重新編號為公司細則第136(1)條，並加入以下新公司細則第136(2)條：

「(2) 不論此等公司細則之條文有任何規定，董事在適用之法律容許下，可授權銷毀本公司細則第(1)段分段(a)至(e)所列之文件以及有關股份登記之其他文件，而該等文件須已由本公司或由股份過戶登記處代本公司縮印或作電子儲存，惟本公司細則僅適用於以真誠態度決定銷毀文件，而且本公司及其股份過戶登記處並沒有獲明文通知，需就任何申索保存該等文件。」

(w) (i) 在現有公司細則第153條首句「在該法例第88條之規限下」字句之後，加入「及在公司細則第153A條之規限下」字句。

(ii) 將現有公司細則第153A條整條刪去，並由以下新公司細則第153A條代替：

「153A. 在妥善遵從一切適用之法例、規則及規例（包括但不限於指定證券交易所之規則）下，以及（如有）在取得規定所需之一切同意後，公司細則第153條有關以法例未予禁止之方式，將取自本公司年度賬目之財務報告摘要及董事局報告，按適用法律及規例規定須具之格式及須備之內容發送予任何人士之規定，將被視為已貫徹履行，惟任何人因任何其他方式而有權取得本公司之年度財務報告及有關之董事局報告，則可向本公司送達書面通知，要求本公司除發送財務報告摘要外，亦將本公司年度財務報告及董事局報告之完整印刷本發送予該名人士。」

(vi) 董事或其聯繫人士身為職員或行政人員或股東而直接或間接擁有權益，或董事或其聯繫人士實益擁有該公司股份之權益之任何公司之任何合約、安排或建議，惟該董事及其任何聯繫人士並不實益擁有該公司(或任何第三方公司而彼之權益或其聯繫人士之權益乃透過該公司衍生)合共百分之五(5)或以上任何類別已發行股份之權益或投票權；

(vii) 任何有關採納、修訂或運作本公司或其附屬公司或聯營公司僱員受惠之養老金或退休金、死亡或殘疾福利計劃之建議或安排，而該等建議或安排與本公司或其附屬公司或聯營公司之董事及僱員有關，且並無賦予董事或其聯繫人士任何與該等計劃或基金有關之僱員不一致之特權或好處；或

(viii) 有關採納、修訂或運作涉及本公司向本公司或其任何附屬公司或聯營公司僱員發行或為其利益而發行或授予股份或其他證券購股權、而董事或其聯繫人士也可在計劃中受惠之任何購股權計劃之任何建議。」

(q) 將現有公司細則第103(2)條整條刪去並由以下新公司細則第103(2)條代替：

「103(2) 倘董事及其聯繫人士仍然(但僅限於)直接或間接持有或實益擁有該公司任何類別權益股本或可供該公司股東行使之投票權(或透過其及其聯繫人士之權益產生之任何第三方公司)之百分之五(5)或以上權益，則該公司將被視為由董事及／或其聯繫人士合共擁有百分之五(5)或以上權益之公司。就本段而言，下列股份不應計算在內：董事或其聯繫人士作為受託人或保管受託人所持有而其或彼等並無擁有實益權益之任何股份；董事或其聯繫人士擁有復歸權益或剩餘權益及只限於若干其他人士有權自其中收取收入之信託所涉及之任何股份；董事或其聯繫人士僅以單位持有人而擁有權益之授權單位信託計劃所涉及之任何股份；以及持有於股東大會上並無投票權及具有非常有限之股息及資本返還權利之任何股份。」

(r) 將現有公司細則第103(3)條整條刪去並由以下新公司細則第103(3)條代替：

「103(3) 倘由董事及其任何聯繫人士擁有已發行股本百分之五(5)或以上權益之公司於一項交易中擁有重大權益，則該董事及／或其聯繫人士亦應被視為於該交易中擁有重大權益。」

(s) 將現有公司細則第103(4)條整條刪去並由以下新公司細則第103(4)條代替：

「103(4) 倘於任何董事局會議上出現有關董事(不包括大會主席)或其聯繫人士權益之重要性或有關任何董事(不包括大會主席)或其聯繫人士能否投票或計入法定人數之任何問題，而該問題未能透過其自願同意放棄投票或不計入法定人數而獲得解決，則該問題應交由大會主席決定，而大會主席就該名董事(或其聯繫人士)

通知送交辦事處或總辦事處，惟發出有關通知之期限最少為七(7)日，而遞交有關通知之期限，最早須由寄發進行該等選舉之股東大會通告翌日起至最遲須於該股東大會舉行日期七(7)日前期間。」

(o) 刪去現有公司細則第89A(1)條中「據此董事局議決接納辭職」等字句。

(p) 將現有公司細則第103(1)條整條刪去，並由以下新公司細則第103(1)條代替：

「103(1) 董事不得就董事局決議案涉及對有關據其所知其或其任何聯繫人士擁有重大權益之任何合約或安排或任何其他建議之決議案投票，亦不得計入法定人數內，倘彼就此投票，彼之投票將不被計算在內，亦不會被計入有關該董事局決議案之法定人數內，惟本限制不適用於下列任何事項：

(i) 就董事或其聯繫人士應本公司或其任何附屬公司之要求或以本公司或其任何附屬公司之利益所借出款項或作出承擔，本公司或其任何附屬公司向董事或其任何聯繫人士提供任何抵押或彌償保證之任何合約或安排；

(ii) 就董事或其聯繫人士本身(本公司或其任何附屬公司之負債或債務承擔全部或部份責任(不論為根據一項擔保或彌償保證而獨身或共同以提供抵押之方式作出承擔)，本公司或其任何附屬公司向第三方提供任何抵押或彌償保證之任何合約或安排；

(iii) 董事或其聯繫人士根據向股東或債權證持有人或公眾人士提出之任何要約或邀請(且不會賦予董事或其聯繫人士任何未賦予任何其他股東或債權證持有人或公眾人士之任何特權)，而認購將予發行之本公司或其任何附屬公司之股份或債權證或其他證券之任何合約或安排；

(iv) 有關由本公司或本公司可能發起或擁有利益之任何其他公司提呈本公司或該等任何其他公司之股份或債權證或其他證券以供認購或購買，而董事或其聯繫人士於參與包銷或分銷發售建議中擁有或將擁有權益所訂立之任何合約、安排或建議；

(v) 董事或其聯繫人士僅因其或彼等於本公司或其任何附屬公司之股份或債權證或其他證券擁有權益而與本公司或其任何附屬公司之股份或債權證或其他證券持有人以相同方式擁有權益之任何合約或安排；

有關之權利相互之間造成損害。本公司細則之條文在經必要之變動後應用於本公司向股東作出之紅股發行、資本化發行、已變現資本溢利分派或發售或批授。」

(h) 將現有公司細則第46條整條刪去，並由以下新公司細則第46條代替：

「46. 在此等細則之規限下，任何股東均可以一般或通用格式或指定證券交易所訂明之格式或董事局批准之任何其他格式之轉讓文書轉讓其全部或任何股份，有關轉讓文書可以親筆簽署或如轉讓人或承讓人為結算所或其代理人可以親筆簽署或機印簽署，或以董事局不時批准之該等其他方式簽署。」

(i) 在現有公司細則第47條第二句「董事局」一字前加入「在不損害公司細則第46條之前題下」等字句。

(j) 在現有公司細則第66條首句「就股份所繳足。」之詞後加入「儘管此等公司細則所載，倘股東屬於結算所(或其代理人)而委任超過一名委任代表，每名委任代表在舉手表決時為一票。」句子。

(k) 將現有公司細則第76條重新編號為公司細則第76(1)條，並加入以下新公司細則第76(2)條：

「76(2) 倘任何股東根據指定證券交易所之規則須就任何特定決議案放棄投票，或被限制僅可以就任何特定決議案投贊成票或反對票，則該股東或其代表作出違反有關規定或限制之投票將不予點算。」

(l) 將現有公司細則第84(2)條整條刪去，並由以下新公司細則第84(2)條代替：

「(2) 倘股東為一間結算所(或其代理人(均為法人團體))，其可授權其認為適當之人士為代表，出席本公司任何股東大會或任何類別之股東大會(惟有關授權書須註明每名受委代表所代表之股份數目及類別)。每名根據此項公司細則之規定獲授權之人士將被視為已獲正式委任，而毋須其他事實證據證明；其有權代表該結算所(或其代理人)行使在有關授權書上註明之股份數目及類別所賦予之權利與權力，一如其為該結算所(或其代理人)所持股份之登記持有人，包括以個人名義在舉手表決時投票之權利。」

(m) 刪去現有公司細則第86(4)條第二行內「特別」一詞並以「普通」一詞代替。

(n) 將現有公司細則第88條整條刪去，並由以下新公司細則第88條代替：

「88 除於股東大會上退任之董事外，其他人士概無資格於任何股東大會上競選董事(獲董事局推薦參選者除外)，除非由一名正式合資格出席大會及於會上投票之股東(獲提名人士除外)簽署一份通知表明有意提名該人士參選，而將被提名人士亦簽署一份通知表明願意參選並將該等

(b) 依照本公司之公司細則或任何適用之百慕達法例規定須舉行下屆股東週年大會之期限屆滿時；或

(c) 本公司股東於股東大會通過普通決議案撤銷或修訂本決議案所授出之授權。」

(D) 「**動議**在召開本大會通告第5(B)及5(C)項決議案獲得通過之條件下，本公司依據本公司董事依據及按照上文第5(C)項決議案之授權而購回本公司已發行股本之面值總額，可計入本公司董事依據及按照召開本大會通告第5(B)項決議案可配發、發行及處理或同意有條件或無條件配發、發行及處理之股本面值總額內。」

6. 考慮及酌情通過下列決議案為本公司特別決議案：

「**動議**按以下方式修訂本公司之公司細則：

(a) 於公司細則第1條加入「聯繫人士」之新定義：

「聯繫人士」 具指定證券交易所規則所賦予之涵義；

(b) 將公司細則第1條內「結算所」之定義整條刪去並由下列新定義代替：

「結算所」 指本公司股份於證券交易所所在司法權區內上市或報價，該司法權區之法例所認可之結算所或授權股份存託機構。

(c) 在現有公司細則第6條內「已發行股本或」之字句後加入「除非在法例明確允許之情況下動用股份溢價」之字句。

(d) 在現有公司細則第9條內「待法例第42及43條之規限下」等詞後加入「此等公司細則及賦予任何股份持有人或附帶於任何類別股份之特別權利之規限下」等字句。

(e) 刪去現有公司細則第12(1)條首句內「在該等法例及此等公司細則之規限下」等詞；並由「在該等法例、此等公司細則、本公司於股東大會上所作之指示，以及(倘適用)任何指定證券交易所之規則之規限下」等字句代替。

(f) 在公司細則第43(1)(a)條「各股東之姓名及地址，彼持有之股份數目及類別及」字句之後，加入「就任何未繳足股份而言」字句。

(g) 將現有公司細則第45條整條刪去，並由以下新公司細則第45條代替並由以下新公司細則第45條代替：

「45. 宣派任何類別股份股息之任何決議案(不論為本公司股東大會決議案或董事局決議案)，均可表明股息將支付或派發予於指定日期之營業時間結束時(儘管指定日期可能早於決議案通過當日)登記為股份持有人之人士，以及於指定日期後，股息將根據彼等各自登記名下持有之股權而獲支付或派發，惟不會對與任何股份之出讓人與受讓人之股息

(iii) 本公司董事依據本決議案(i)分段獲批准配發或同意有條件或無條件配發(不論是否依據購股權或其他)及發行之本公司股本面值總額(向股東供股(如下文所定義)而配發者或依據本公司之購股權計劃而發行本公司股份或依據本公司不時生效之公司細則作出任何以股代息安排而發行本公司股份者除外),不得超過本公司於本決議案日期之已發行股本面值總額百分之二十,而上述批准亦須受此數額限制;及

(iv) 就本決議案而言:

「有關期間」乃指由本決議案通過之日期至下列三項之最早日期止之期間:

(a) 本公司下屆股東週年大會結束;

(b) 依照本公司之公司細則或任何適用之百慕達法例規定須舉行下屆股東週年大會之期限屆滿時;或

(c) 本公司股東於股東大會通過普通決議案撤銷或修訂根據本決議案所授出之授權。

「供股」乃指本公司董事於指定期間向於指定記錄日期名列股東名冊之股份持有人按其當時持股比例發售新股(惟本公司董事有權在必須或權宜之情況下就零碎股權或香港以外任何地區之法律限制或責任及任何認可管制機構或證券交易所之規定而取消若干股東在此方面之權利或另作安排)。」

(C) **「動議**:

(i) 在本決議案(ii)分段之限制下,一般及無條件批准本公司董事在有關期間(如下文所定義)內行使本公司所有權力,以根據一切適用法例及聯交所證券上市規則或任何其他證券交易之規定(以不時生效之版本為準),在香港聯合交易所有限公司(「聯交所」)或本公司證券可能上市而就此而言獲證券及期貨事務監察委員會及聯交所認可之任何其他證券交易所上購回本公司已發行股本中之股份;

(ii) 本公司董事依據本決議案(i)分段批准有關期間內購回之本公司股本面值總額,不得超過本公司於本決議案日期之已發行股本面值總額百分之十,而上述批准亦須受此數額限制;及

(iii) 就本決議案而言:

「有關期間」乃指由本決議案通過之日期至下列三項之最早日期止之期間:

(a) 本公司下屆股東週年大會結束;

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
(保華德祥建築集團有限公司)
(於百慕達註冊成立之有限公司)
(股份代號：498)

茲通告保華德祥建築集團有限公司(「本公司」)訂於二零零四年九月七日星期二上午十一時三十分假座香港九龍觀塘鴻圖道51號保華企業中心11樓會議室舉行股東週年大會，藉以處理下列事項：

1. 省覽截至二零零四年三月三十一日止年度之經審核賬目、董事局報告書及核數師報告書。

2. 宣派截至二零零四年三月三十一日止年度之末期股息。

3. 重選退任董事並釐定董事酬金。

4. 續聘核數師並授權董事局釐定其酬金。

5. 作為特別事項，考慮及酌情通過下列決議案為本公司普通決議案：

(A) 「**動議**待德祥企業集團有限公司之股東批准及香港聯合交易所有限公司上市委員會批准因行使根據本公司於二零零二年八月二十七日採納之購股權計劃(「該計劃」)可能授出之購股權而須予發行之本公司股本中每股面值0.10港元之股份(即最多為通過本決議案日期本公司已發行股份之10%)上市及買賣後，批准更新按該計劃及本公司所有其他購股權計劃授出之購股權，最多為通過本決議案之日期本公司已發行股份之10%(「更新授權限額」)，並授權本公司董事執行任何行動及簽訂任何文件以使更新授權限制得以生效。」

(B) 「**動議**：

(i) 在本決議案(iii)分段之限制下，一般及無條件批准本公司董事在有關期間(如下文所定義)內根據一切適用法例及本公司之公司細則並在其規限下行使本公司所有權力，以配發、發行並處置本公司股本中之新股份，並作出或授予將會或可能須行使此等權力之售股建議、協議及購股權(包括可轉換為本公司股份之認股權證、債券及債權證)；

(ii) 本決議案(i)分段之批准授權本公司董事在有關期間內作出或授予將會或可能須於有關期間終止後行使此等權力之售股建議、協議及購股權(包括可轉換為本公司股份之認股權證、債券及債權證)；

願意於股東週年大會上膺選連任之董事之簡歷及其他詳情載列如下：

劉高原，53歲，本公司副主席。劉先生於建築業內積逾三十一年國際企業管理經驗。彼於一九九一年加入本集團，專責集團之全面企業發展及行政管理。劉先生為德祥企業及Downer EDI Limited（其股份在澳洲證券交易所及紐西蘭證券交易所上市）副主席。彼於最近三年亦曾擔任某香港上市公司之董事。於最後實際可行日期，劉先生並無持有根據證券及期貨條例第十五部所指之股份或相關股份權益，與董事或本公司高級管理層或主要股東或控股股東亦無任何關係。有關劉先生酬金之詳情，請參閱本公司二零零四年年報內「董事及僱員酬金」一節。

周美華，49歲，本公司執行董事。周小姐於國際企業管理及財務方面積逾二十四年經驗。彼持有商業學士及碩士學位，並為香港會計師公會會員、澳洲會計師公會會員及加拿大公認會計師協會會員。彼於一九九一年加入本集團，專責集團之全面企業發展、行政管理及整體財務運作。周小姐為德祥企業董事總經理，及中策集團有限公司（其股份在聯交所上市）之執行董事。彼亦為Burcon NutraScience Corporation（其股份在TSX Venture Exchange及法蘭克福證券交易所上市）之董事。彼於最近三年亦曾擔任香港上市公司之董事。於最後實際可行日期，周女士並無持有根據證券及期貨條例第十五部所指之股份或相關股份權益，與董事或本公司高級管理層或主要股東或控股股東亦無任何關係。有關周女士酬金之詳情，請參閱本公司二零零四年年報內「董事及僱員酬金」一節。

董事之承諾

- 董事已向聯交所作出承諾，只要有關規則及法例適用，彼等將按照上市規則、公司細則及百慕達適用之法例行使購回證券授權；

本公司之股份購回

- 本公司於最後實際可行日期前六個月內概無於聯交所或其他交易所購回任何股份；及

- 上市規則規定，公司不得明知而在聯交所向關連人士（定義見上市規則），即董事、主要行政人員或主要股東或彼等之聯繫人士購回公司證券，而關連人士亦不得明知而向公司出售其證券。

一般規定

倘購回股份使股東於本公司之投票權之權益比例增加，則就收購守則而言，該項增加將被視為一項收購事項。因此，股東或一致行動之股東可取得或鞏固其對本公司之控制權，或須根據收購守則第26條進行強制性收購（視乎股東權益增加水平）。倘本公司購回最多達已發行股本10%之股份，則該等人士連同任何與彼等一致行動之人士須根據收購守則第26條之規定提出強制性收購建議。

於最後實際可行日期，Hollyfield Group Limited（「Hollyfield」，為陳國強博士最終及實益擁有）持有740,668,056股已發行股份，佔已發行股本約55.06%。根據不進一步發行或購回任何股份之基準，倘全面行使購回證券授權及Hollyfield所持有之本公司股權並無變動，則Hollyfield之持股量將增至佔已發行股本約61.12%。倘若出現上述增加之情況，鑑於Hollyfield已經持有本公司已發行股本逾50%，其將毋須根據收購守則第26條之規定對其或其一致行動人士尚未擁有之全部股份提出強制性收購建議。本公司目前無意根據購回證券授權購回股份以致須提出強制性收購建議。董事目前無意回購股份而導致股份之公眾持股量跌至低於25%。

股份價格

股份於最後實際可行日期前十二個月每月在聯交所買賣之最高及最低成交價如下：

	股份	
	最高	**最低**
	港元	港元
二零零三年		
七月	0.290	0.270
八月	0.440	0.290
九月	0.435	0.390
十月	0.560	0.405
十一月	0.770	0.490
十二月	1.010	0.550
二零零四年		
一月	0.960	0.670
二月	0.820	0.710
三月	0.780	0.610
四月	0.690	0.550
五月	0.680	0.540
六月	0.720	0.620
七月（直至最後實際可行日期）	0.710	0.510

此乃向股東提供有關批准本公司購回其股份之決議案之説明函件，該決議案將在股東週年大會上由股東以普通決議案方式通過。

本説明函件載有根據上市規則第10.06條所規定之資料概要如下：

股本

- 截至最後實際可行日期，共有已發行股份1,345,249,019股，此等股份已經繳足股款；
- 假設最後實際可行日期起至股東週年大會舉行前並無進一步發行或購回任何股份，本公司將有已發行股份1,345,249,019股，而全面行使購回證券授權將導致本公司於股東週年大會通告第5(C)項普通決議案所指之有關期間內將購回股份最多達134,524,901股；

購回之原因

- 董事相信，股東授予董事一般權力讓董事在市場上購回股份，乃符合本公司及其股東之利益。購回股份可提高本公司之資產淨值及／或其每股盈利，並將有利於本公司及其股東，惟須視乎當時市況及融資安排而定；

購回之資金來源

- 在購回股份時，本公司必須全部由其可動用之現金流量中撥支或僅可從其公司組織章程大綱與公司細則以及百慕達法例可合法作此用途之營運資金中撥支。根據百慕達法例，本公司購回股份僅可從繳足股本、原可供派息或分派之本公司資金或為進行購回而發行新股份所得款項來撥付購回事項。購回該等股份時，任何超逾股份面值之溢價須在股份購回前由原可供派息或分派之本公司資金或本公司之股份溢價賬中支付。預期任何購回所需資金將由上述渠道撥支；
- 與本公司於二零零四年三月三十一日(最近之經審核賬目之結算日)之財務狀況比較，董事認為，倘若購回證券授權於建議之購回期間獲全面行使，則購回股份將不會對本公司之營運資金及資產水平產生重大不利影響。況且，倘董事認為行使購回證券授權會對彼等所認為本公司不時適用之營運資金需求或資產負債水平造成重大不利影響，則不擬行使購回證券授權；

董事、彼等之聯繫人士及關連人士

- 董事或(於作出一切合理查詢後據彼等所知)任何彼等之聯繫人(定義見上市規則)現時概無意在本公司股東批准購回證券授權後出售股份予本公司或其附屬公司；
- 本公司無接獲任何關連人士(定義見上市規則)通知其目前有意在股東批准購回證券授權後，向本公司出售股份，或已承諾不會向本公司出售股份；

重選退任董事

根據公司細則第87(1)及87(2)條，劉高原先生與周美華女士須於股東週年大會上輪席告退。所有任何告退之董事均合資格並願意在股東週年大會上膺選連任。本通函附錄二已按照上市規則之規定披露願意膺選連任之退任董事之簡歷及其他所需資料。

股東週年大會

股東週年大會通告載於本通函第10至18頁，將於大會上提呈更新計劃授權限額、授予一般授權及修訂公司細則之決議案。

本通函隨附於股東週年大會上使用之代表委任表格。倘若　閣下無意出席大會，務請按照代表委任表格列印之指示將其填妥，且無論如何須盡快於大會或其續會（視情況而定）指定舉行時間48小時前將表格交回本公司在香港之主要營業地點，地址為香港九龍觀塘鴻圖道51號保華企業中心31樓。填妥及交回代表委任表格後，　閣下仍可親身出席大會或其任何續會，並於會上投票。

要求以點票方式進行表決之程序

根據公司細則第66條，除非以下人士（在公佈以舉手方式投票之結果時或之前，或撤回要求以點票方式進行表決時）要求以點票方式進行表決，否則於股東週年大會上提呈表決之決議案由有權投票之股東本人或正式授權之公司代表或受委代表以舉手投票方式進行表決：

(i) 大會主席；或

(ii) 至少三名親自或正式授權之公司代表或受委代表出席並有權投票之股東；或

(iii) 任何一名或多名親自或正式授權之公司代表或受委代表出席之股東及其代表不少於全部有權在大會上投票之股東十分之一之總投票權；或

(iv) 任何一名或多名親自或正式授權之公司代表或受委代表出席且擁有本公司股份並有權在大會上投票之股東，而其股份之已繳股本總和相等於不少於全部有權在大會上投票之股份十分之一之已繳股本。

根據上市規則之規定，本公司將於大會舉行後之營業日在本地報章刊登點票表決結果之公佈。

推薦意見

董事認為，更新計劃授權限額、授予一般授權及修訂公司細則乃符合本公司及其股東之最佳利益，並建議股東投票贊成將於股東週年大會上提呈之所有決議案。

此致

列位股東　台照

代表
保華德祥建築集團有限公司
主席
陳國強博士
謹啟

二零零四年七月三十日

本公司將向聯交所上市委員會申請批准按購股權計劃及本公司任何其他購股權計劃而將予發行之股份(即不超過於批准更新計劃授權限額之股東週年大會當日已發行股份總數之10%)上市及買賣。

發行股份及購回股份之一般授權

於二零零三年九月八日舉行之本公司股東週年大會上，董事獲授一般授權，據此，董事獲准(a)行使本公司之權力配發及發行不超過於二零零三年九月八日之已發行股本20%之股份；及(b)購回不超過於二零零三年九月八日之已發行股本10%之股份。該等一般授權將於股東週年大會結束時屆滿。於股東週於年大會上將提呈普通決議案授予董事一般授權，據此，董事將獲准(a)行使本公司之權力配發及發行不超過有關決議案通過當日之已發行股本20%之股份；及(b)購回不超過有關決議案通過當日之已發行股本10%之股份。

董事相信，倘於股東週年大會授出一般授權，對本公司及股東整體均有利。一般授權可以讓董事在處理股份發行事宜時更具彈性，特別是某些涉及本公司以發行股份作為代價並且需要盡快完成之交易。惟董事現時無意由本公司進行任何收購，亦無計劃藉發行新股份集資。

附錄一載有說明函件，向股東提供所有合理必要之資料，使股東就投票贊成或反對購回證券授權之決議案作出知情之決定。

修訂公司細則

由於上市規則之規定(其中包括)於近日有所修訂，本公司亦建議於股東週年大會上向股東提呈特別決議案以修訂公司細則：

(a) 修訂「聯繫人士」之定義；

(b) 規定股東發出提名董事通知之最少七日期限，最早為寄發指定就有關選舉所舉行大會之通告後翌日，最遲為該大會舉行日期前七日；

(c) 禁止董事於董事局會議上就董事及／或其任何聯繫人擁有重大權益之任何事項投票，而有關董事亦不得計入該董事局會議之法定人數內；

(d) 剔除股東在違反上市規則之規定或限制之情況下作出之投票；

(e) 更改「結算所」之定義以反映證券及期貨條例之實施；及

(f) 容許透過在股東大會上通過普通決議案之方式於任何時間罷免任期尚未屆滿之董事。

此外，本公司建議作出其他修訂以更改公司細則，從而反映百慕達一九八一年公司法、上市規則及所有其他適用證券法例及公司管治慣例之最新規定。

本通函之股東週年大會通告內第6項決議案載有公司細則修訂建議之具體資料。

根據購股權計劃，按購股權計劃及本公司任何其他購股權計劃可授出購股權可認購最多之股份數目，不可超逾本公司於採納購股權計劃當日已發行股份總數之10%（「計劃授權限額」）。本公司可於股東大會上經股東通過普通決議案，更新計劃授權限額，惟須：

(a) 更新之計劃授權限額不可超逾於股東批准更新計劃授權限額當日已發行股份總數之10%；及

(b) 凡之前根據任何現有計劃授出之購股權（包括根據有關計劃規則尚未行使、註銷或失效或已行使之購股權）將不計算在更新計劃授權限額之限額內。

儘管如此，因按購股權計劃及本公司任何其他購股權計劃授出而尚未行使之所有購股權獲行使及將獲行使，而將予發行之最多股份數目，不可超逾不時已發行股份總數之30%。

於二零零二年八月二十七日（即採納購股權計劃之日），已發行股份為1,036,744,924股，以此計算，計劃授權限額為103,674,492股股份。根據於二零零三年九月八日舉行之股東週年大會上通過之普通決議案，本公司更新計劃授權限額至107,266,479股股份（即於二零零三年九月八日已發行股份總數約10%）。

於最後實際可行日期，本公司已發行合共1,345,249,019股股份。自採納購股權計劃以來，本公司並無根據購股權計劃授出任何購股權。於最後實際可行日期，並無按購股權計劃及本公司任何其他購股權計劃授出購股權。

假設股東週年大會前並無進一步發行或購回任何股份，股東於股東週年大會上批准更新計劃授權限額後，本公司可授出之購股權可認購股份為134,524,901股股份（即約相等於批准更新計劃授權限額之股東週年大會舉行當日之已發行股份總數之10%），如授出購股權將導致按購股權計劃及本公司任何其他購股權計劃授出而尚未行使之購股權獲行使及將行使，而將予發行之股份數目將超逾不時已發行股份總數之30%，本公司不會授出購股權。

購股權計劃之目的為對本公司作出貢獻及提升本公司利益而努力不懈之合資格人士，提供激勵或報酬。董事認為更新計劃授權限額對本公司及股東有利，並可使本公司於處理授出購股權予合資格人士時有更大彈性。

更新計劃授權限額需待下列各項獲履行後，方可作實：

(a) 德祥企業股東於德祥企業股東週年大會上通過更新計劃授權限額之普通決議案；

(b) 股東於股東週年大會上通過更新計劃授權限額之普通決議案；及

(c) 聯交所上市委員會批准按購股權計劃及本公司任何其他購股權計劃而將予發行之股份（即不超過於批准更新計劃授權限額之股東週年大會當日已發行股份總數之10%）上市及買賣。

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
(保華德祥建築集團有限公司)
(於百慕達註冊成立之有限公司)
(股份代號：498)

執行董事：
陳國強(主席)
劉高原(副主席)
陳佛恩(董事總經理)
黃永灝(副董事總經理)
周美華
張漢傑
羅文華
李漢潮

獨立非執行董事：
張定球
郭少強

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

香港之主要營業地點：
香港
九龍
觀塘
鴻圖道51號
保華企業中心31樓

敬啟者：

更新根據購股權計劃授出購股權之10%限額、
發行股份及購回股份之一般授權、
重選退任董事
及
修訂公司細則

緒言

本通函旨在(a)向股東提供有關更新根據購股權計劃授出購股權之10%限額之資料；(b)載列按照上市規則之規定有關購回股份之一般授權之說明函件；(c)提供重選退任董事之詳細資料；及(d)提供有關修訂公司細則之詳情。

更新根據購股權計劃授出購股權之10%限額

根據於二零零二年八月二十七日舉行之股東特別大會上通過之普通決議案，本公司獲准採納購股權計劃。

「股份」	指	本公司股本中每股面值0.10港元之普通股
「購股權計劃」	指	本公司之於二零零二年八月二十七日採納之購股權計劃
「股東」	指	股份之持有人
「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	香港公司收購及合併守則

釋　義

除非文義別有所指，否則本通函內，下列詞語具有下列涵義：

「股東週年大會」	指	本公司將於二零零四年九月七日星期二上午十一時三十分，假座香港九龍觀塘鴻圖道51號保華企業中心11樓會議室舉行之股東週年大會，大會通告載於本通函第10至18頁
「董事局」	指	董事局
「公司細則」	指	本公司之公司細則
「本公司」	指	保華德祥建築集團有限公司，一間於百慕達註冊成立之有限公司，其股份在聯交所上市
「董事」	指	本公司董事
「合資格人士」	指	董事局全權釐定，任何曾對或將對本集團或任何投資機構之成長及發展作出貢獻之本集團任何成員或任何投資機構之僱員(不論全職或兼職)、行政人員或高級職員、董事(包括執行、非執行及獨立非執行董事)及本集團任何成員或任何投資機構之著名人士、諮詢人、顧問或代理人
「一般授權」	指	將於股東週年大會尋求股東批准之購回證券授權及發行股份之一般授權
「集團」	指	本公司及其附屬公司
「港元」	指	香港法定貨幣
「香港」	指	中華人民共和國香港特別行政區
「投資機構」	指	本集團持有股權權益之任何機構
「德祥企業」	指	德祥企業集團有限公司，一間在百慕達註冊成立之有限公司，其股份在聯交所上市
「德祥企業股東週年大會」	指	德祥企業將於二零零四年九月七日星期二下午三時正，假座香港九龍觀塘鴻圖道51號保華企業中心十一樓會議室舉行之股東週年大會，
「最後實際可行日期」	指	二零零四年七月二十七日，即本通函付印前可確定若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「購回證券授權」	指	將於股東週年大會上尋求股東授權董事按股東週年大會通告所述之方式購回股份之一般授權
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「股本」	指	本公司股本之總面額

目　錄

本通函乃要件　請即處理

閣下如對本通函任何方面或應採取之行動有**任何疑問**，應諮詢　閣下之持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已出售或轉讓名下所有**保華德祥建築集團有限公司**之股份，應立即將本通函連同隨附之代表委任表格送交買主或承讓人或經手買賣或轉讓之銀行經理、持牌證券交易商或其他代理商，以便轉交買主或承讓人。

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
(保華德祥建築集團有限公司)

(於百慕達註冊成立之有限公司)

(股份代號：498)

更新根據購股權計劃授出購股權之10%限額、
發行股份及購回股份之一般授權、
重選退任董事
及
修訂公司細則

保華德祥建築集團有限公司謹訂於二零零四年九月七日星期二上午十一時三十分，假座香港九龍觀塘鴻圖道51號保華企業中心11樓會議室舉行股東週年大會，大會通告載於本通函第10至18頁。無論　閣下能否出席大會，務請按照隨附之代表委任表格列印之指示將其填妥，且無論如何須盡快於大會或其續會(視情況而定)指定舉行時間48小時前將表格交回本公司在香港之主要營業地點，地址為香港九龍觀塘鴻圖道51號保華企業中心31樓。填妥及交回代表委任表格，　閣下仍可親身出席大會或其任何續會，並於會上投票。

二零零四年七月三十日

(page 1)

PAUL Y. ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock code: 498)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting of Paul Y. - ITC Construction Holdings Limited (the "Company") will be held at Conference Room, 11th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong on Tuesday, 7th September, 2004 at 11:30 a.m. for the following purposes:

1. To receive and consider the audited financial statements and the reports of the directors and auditors for the year ended 31st March, 2004.
2. To declare the final dividend for the year ended 31st March, 2004.
3. To re-elect retiring directors and to fix the directors' remuneration.
4. To re-appoint auditors and to authorise the board of directors to fix their remuneration.
5. As special business, to consider and, if thought fit, to pass the following resolutions as ordinary resolutions of the Company:

(A) "THAT subject to and conditional upon the approval from shareholders of ITC Corporation Limited and the Listing Committee of The Stock Exchange of Hong Kong Limited granting listing of and permission to deal in the shares of HK$0.10 each in the capital of the Company (representing a maximum of 10 per cent. of the shares of the Company in issue as at the date of passing this resolution) which may be issued pursuant to the exercise of options granted under the Company's share option scheme adopted on 27th August, 2002 ("Scheme"), the refreshing of the scheme limit on grant of options under the Scheme and any other share option scheme(s) of the Company up to 10 per cent. of the shares of the Company in issue as at the date of passing this resolution ("Refreshed Mandate Limit") be and is hereby approved and any director of the Company be and is hereby authorised to do such act and execute such document to effect the Refreshed Mandate Limit."

(B) "THAT:

(i) subject to sub-paragraph (iii) of this resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options (including warrants, bonds and debentures convertible into shares of the Company) which would or might require the exercise of such powers, subject to and in accordance with all applicable laws and the bye-laws of the Company, be and is hereby generally and unconditionally approved;

(ii) the approval in sub-paragraph (i) of this resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options (including warrants, bonds and debentures convertible into shares of the Company) which would or might require the exercise of such powers after the end of the Relevant Period;

(iii) the aggregate nominal amount of the share capital of the Company allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the directors of the Company pursuant to the approval in sub-paragraph (i) of this resolution, otherwise than pursuant to a Rights Issue (as hereinafter defined) or an issue of shares of the Company under the share option scheme of the Company or an issue of shares of the Company by way of any scrip dividend pursuant to bye-laws of the Company from time to time, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue on the date of this resolution, and the said approval shall be limited accordingly; and

(iv) for the purpose of this resolution:

"Relevant Period" means the period from the date of the passing of this resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company or any applicable laws of Bermuda to be held; or

(c) the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares on the register on a fixed record date in [illegible]

(c) By inserting the words ", save for the use of share premium as expressly permitted by the Act," after the words "issued share capital or" in the existing Bye-law 6.

(d) By inserting the words "these Bye-laws, and to any special rights conferred on the holders of any shares or attaching to any class of shares," after the words "Subject to Sections 42 and 43 of the Act," in the existing Bye-law 9.

(e) By deleting the words "Subject to the Statutes and these Bye-laws" and substituting therefor with the words "Subject to the Act, these Bye-laws, any direction that may be given by the Company in general meeting and, where applicable, the rules of any Designated Stock Exchange" in the first sentence of the existing Bye-law 12(1).

(f) By inserting the words ", in respect of any shares that are not fully paid," after the words "the name and address of each Member, the number and class of shares held by him and" in Bye-law 43(1)(a).

(g) By deleting the existing Bye-law 45 in its entirety and substituting therefor the following new Bye-law 45:

"45. Any resolution declaring a dividend on share of any class, whether a resolution of the Company in general meeting or a resolution of the Board, may specify that the same shall be payable or distributable to the persons registered as the holder of such shares at the close of business on a particular date, notwithstanding that it may be a date prior to that on which the resolution is passed, and thereupon the dividend shall be payable or distributable to them in accordance with their respective holdings so registered, but without prejudice to the rights inter se in respect of such dividend of transferors and transferees of any such shares. The provisions of this Bye-law shall mutatis mutandis apply to bonuses, capitalisation issues, distributions of realised capital profits or offers or grants made by the Company to the Members."

(h) By deleting the existing Bye-law 46 in its entirety and substituting therefor the following new Bye-law 46:

"46. Subject to these Bye laws, any Member may transfer all or any of his shares by an instrument of transfer in the usual or common form or in a form prescribed by the Designated Stock Exchange or in any other form approved by the Board and may be under hand or, if the transferor or transferee is a Clearing House or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Board may approve from time to time."

(i) By inserting the words "Without prejudice to Bye-law 46;" before the words "The Board" in the second sentence of the existing Bye-law 47.

(j) By inserting the sentence "Notwithstanding anything contained in these Bye-laws, where more than one proxy is appointed by a Member which is a Clearing House (or its nominee(s)), each such proxy shall have one vote on a show of hands." after the words "as paid up on the share." in the first sentence of the existing Bye-law 66.

(k) By re-numbering the existing Bye-Law 76 as Bye-Law 76(1) and by inserting the following new Bye-Law 76(2):

"76(2) Where any Member is, under the rules of the Designated Stock Exchange, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such Member in contravention of such requirement for restriction shall not be counted."

(l) By deleting the existing Bye-law 84(2) in its entirety and substituting therefor the following new Bye-law 84(2):

"(2) Where a Member is a Clearing House (or its nominee(s) and, in each case, being a corporation), it may authorise such persons as it thinks fit to act as its representatives at any meeting of the Company or at any meeting of any class of Members provided that the authorisation shall specify the number and class of shares in respect of which each such representative is so authorised. Each person so authorised under the provisions of this Bye-law shall be deemed to have been duly authorised without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the Clearing House (or its

otherwise) and issued by the directors of the Company pursuant to the approval in sub-paragraph (i) of this resolution, otherwise than pursuant to a Rights Issue (as hereinafter defined) or an issue of shares of the Company under the share option scheme of the Company or an issue of shares of the Company by way of any scrip dividend pursuant to bye-laws of the Company from time to time, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue on the date of this resolution, and the said approval shall be limited accordingly; and

(iv) for the purpose of this resolution:

"Relevant Period" means the period from the date of the passing of this resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company or any applicable laws of Bermuda to be held; or

(c) the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

(C) "THAT:

(i) subject to sub-paragraph (ii) of this resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase issued shares in the capital of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(ii) the aggregate nominal amount of the share capital of the Company which the directors of the Company are authorised to repurchase pursuant to the approval in sub-paragraph (i) of this resolution shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue on the date of this resolution, and the said approval shall be limited accordingly; and

(iii) for the purpose of this resolution:

"Relevant Period" means the period from the date of the passing of this resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company or any applicable laws of Bermuda to be held; or

(c) the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

(D) "THAT conditional upon resolutions numbered 5(B) and 5(C) as set out in the notice convening this meeting being passed, the aggregate nominal amount of the issued shares in the capital of the Company which are repurchased by the Company under the authority granted to the directors of the Company pursuant to and in accordance with the said resolution numbered 5(C) above shall be added to the aggregate nominal amount of the share capital that may be allotted, issued or dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with by the directors of the Company pursuant to and in accordance with the resolution numbered 5(B) as set out in the notice convening this meeting."

6. To consider, and if thought fit, to pass the following resolution as a special resolution of the Company:

"THAT the bye-laws of the Company be and are hereby amended in the following manner:

(a) By inserting a new definition of "associate" in bye-law 1:

"associate" the meaning ascribed to it in the rules of the Designated Stock Exchange;

(b) By deleting the definition of "clearing house" in its entirety and substituting therefor the following new definition in bye-law 1;

"Clearing House" a clearing house or authorized share depository recognized by the laws of the jurisdiction in which the shares of the Company are listed or quoted on a stock exchange in such jurisdiction.

more than one proxy is appointed by a Member ... after the words nominee(s)), each such proxy shall have one vote on a show of hands." after the words "as paid up on the share." in the first sentence of the existing Bye-law 66.

(k) By re-numbering the existing Bye-Law 76 as Bye-Law 76(1) and by inserting the following new Bye-Law 76(2):

"76(2) Where any Member is, under the rules of the Designated Stock Exchange, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such Member in contravention of such requirement for restriction shall not be counted."

(l) By deleting the existing Bye-law 84(2) in its entirety and substituting therefor the following new Bye-law 84(2):

"(2) Where a Member is a Clearing House (or its nominee(s) and, in each case, being a corporation), it may authorise such persons as it thinks fit to act as its representatives at any meeting of the Company or at any meeting of any class of Members provided that the authorisation shall specify the number and class of shares in respect of which each such representative is so authorised. Each person so authorised under the provisions of this Bye-law shall be deemed to have been duly authorised without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the Clearing House (or its nominee(s)) as if such person was the registered holder of the shares of the Company held by the Clearing House (or its nominee(s)) in respect of the number and class of shares specified in the relevant authorisation including the right to vote individually on a show of hands."

(m) By deleting the word "special" in the second line in bye-law 86(4) and substituting therefor the word "ordinary".

(n) By deleting the existing bye-law 88 in its entirety and substituting therefor the following new bye-law 88:

"88 No person other than a Director retiring at the meeting shall, unless recommended by the Directors for election, be eligible for election as a Director at any general meeting unless a Notice signed by a Member (other than the person to be proposed) duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election as Director and also a Notice signed by the person to be proposed of his willingness to be elected shall have been lodged at the Office or at the head office provided that the minimum length of the period, during which such notice(s) are given, shall be at least seven (7) days and that the period for lodgment of such notice(s) shall commence no earlier than the day after the dispatch of the notice of the general meeting appointed for such election and end no later than seven (7) days prior to the date of such general meeting."

(o) By deleting the words "whereupon the Board resolves to accept such resignation" in the existing Bye-law 89A(1).

(p) By deleting the existing bye-law 103(1) in its entirety and substituting therefor the following new bye-law 103(1):

"103(1) A Director shall not vote (nor be counted in the quorum) on any resolution of the Board in respect of any contract or arrangement or any other proposal in which he or any of his associate(s) is/are, to his knowledge materially interested, and if he shall do so his vote shall not be counted and he shall not be counted in the quorum of such resolution of the Board but this prohibition shall not apply to any of the following matters namely:

(i) any contract or arrangement for the giving by the Company or any of its subsidiaries of any security or indemnity to the Director or his associate(s) in respect of money lent by him or any of them or obligations incurred or undertaken by him or any of them at the request of or for the benefit of the Company or any of its subsidiaries;

(ii) any contract or arrangement for the giving by the Company or any of its subsidiaries of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has/have himself/themselves assumed responsibility in whole or in part whether alone or jointly under a guarantee or indemnity or by the giving of security;

(iii) any contract or arrangement by a Director or his associate(s) to subscribe for shares or debentures or other securities of the Company or any of its subsidiaries to be issued pursuant to any offer or invitation to the Members or debenture holders or to the public which does not provide the Director or his associate(s) any privilege not accorded to any other Members or debenture holders or to the public;

(iv) any contract, arrangement or proposal concerning an offer the shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

(v) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company or any of its subsidiaries by virtue only of his/their interest in shares or debentures or other securities of the Company or any of its subsidiaries;

(vi) any contract, arrangement or proposal concerning any company in which the Director or his associate is/are interested only, whether directly or indirectly, as an officer or executive or a shareholder or in which he/they is/are beneficially interested in shares of that company provided that the Director together with any of his associate(s) is not beneficially interested in five (5) per cent. or more of the issued shares or of the voting rights of any class of shares of such company (or of any third company through which his/their interest is derived);

(vii) any proposal or arrangement for the benefit of employees of the Company or its subsidiaries or its associated companies including the adoption, modification or operation of a pension fund or retirement, death or disability benefit scheme which relates both to directors and employees of the Company or of any its subsidiaries or its associated companies and does not give the Director or his associate(s) any privilege or advantage not accorded to the employees to whom such scheme or fund relates; or

(viii) any proposal concerning the adoption, modification or operation of any share scheme involving the issue or grant of options over shares or other securities by the Company to, or for the benefit of the employees of the Company or its subsidiaries or its associated companies under which the Director or his associate(s) may benefit."

(q) By deleting the existing bye-law 103(2) in its entirety and substituting therefor the following new bye-law 103(2):

"103(2) A company shall be deemed to be a company in which a Director and/or his associate(s) together have an interest of five (5) per cent. or more if and so long as (but only if and so long as) he and his associate(s), (either directly or indirectly) are the holders of or beneficially interested in five (5) per cent. or more of the issued shares of any class of the equity share capital of such company or of the voting rights available to members of such company (or of any third company through which his/their interest is derived). For the purpose of this paragraph there shall be disregarded any shares held by a Director or his associate(s) as bare or custodian trustee and in which he or his associate(s) has no beneficial interest, any shares comprised in a trust in which the Director's or his associate(s)' interest is in reversion or remainder if and so long as some other person is entitled to receive the income thereof, any shares comprised in an authorized unit trust scheme in which the Director or his associate(s) is interested only as a unit holder and any shares which carry no voting rights at general meetings and restricted dividend and return of capital rights."

(r) By deleting the existing bye-law 103(3) in its entirety and substituting therefor the following new bye-law 103(3):

"103(3) Where a company in which a Director together with any of his associate(s) has/have an interest of five (5) per cent or more of its issued share capital is materially interested in a transaction, then that Director and/or his associate(s) shall also be deemed materially interested in such transaction."

(s) By deleting the existing bye-law 103(4) in its entirety and substituting therefor the following new bye-law 103(4):

"103(4) If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director (other than the chairman of the meeting) or his associate(s) or as to the entitlement of any Director (other than such chairman) or his associate(s) to vote or be counted in quorum and such question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, such question shall be referred to the chairman of the meeting and his ruling in relation to such Director (or his associate(s)) shall be final and conclusive except in a case where the nature or extent of the interest of the Director or his associate(s) concerned as known to such Director has not been fairly disclosed to the Board. If any question as aforesaid shall arise in respect of the chairman of the meeting or his associate(s) such question shall be decided by a resolution of the Board (for which purpose such chairman shall be counted in the quorum but shall not vote thereon) and such resolution shall be final and conclusive except in a case where the nature or extent of the interest of such chairman or his associate(s) as known to such chairman has not been fairly disclosed to the Board."

(t) By deleting the existing Bye-law 104(2) in its entirety.

(u) (i) By inserting the words "and further provided that no Director is aware of or has received any objection to the resolution from any Director" after the words "given by these Bye-laws" in the first sentence of the existing Bye-law 122.

(ii) By deleting the words "provided that the document containing the original signature of the Director or alternate Director is deposited with the Secretary within ten (10) days from the date of the facsimile." at the end of the existing Bye-law 122.

(v) By renumbering the existing Bye-law 136 as Bye-law 136(1) and by inserting the following new Bye-law 136(2):

"(2) Notwithstanding any provision contained in these Bye-laws, the Directors may, if permitted by applicable law, authorise the destruction of documents set out in sub-paragraphs (a) to (e) of paragraph (1) of this Bye-law and any other documents in relation to share registration which have been microfilmed or electronically stored by the Company or by the share registrar on its behalf provided always that this Bye-law shall apply only to the destruction of a document in good faith and without express notice to the Company and its share registrar that the preservation of such document was relevant to a claim."

(w) (i) By inserting the words "and Bye-law 153A" after the words "Subject to Section 88 of the Act" in the first sentence of the existing Bye-law 153.

(ii) By deleting the existing Bye-law 153A in its entirety and substituting therefor the following new Bye-law 153A:

"153A. To the extent permitted by and subject to due compliance with all applicable Statutes, rules and regulations, including, without limitation, the rules of the Designated Stock Exchange, and to obtaining all necessary consents, if any, required thereunder, the requirements of Bye-law 153 shall be deemed satisfied in relation to any person by sending to the person in any manner not prohibited by the Statutes, a summary financial statement derived from the Company's annual accounts and the directors'

registration which have been microfilmed or electronically stored by the Company or by the share registrar on its behalf provided always that this Bye-law shall apply only to the destruction of a document in good faith and without express notice to the Company and its share registrar that the preservation of such document was relevant to a claim."

(w) (i) By inserting the words "and Bye-law 153A" after the words "Subject to Section 88 of the Act" in the first sentence of the existing Bye-law 153.

(ii) By deleting the existing Bye-law 153A in its entirety and substituting therefor the following new Bye-law 153A:

"153A. To the extent permitted by and subject to due compliance with all applicable Statutes, rules and regulations, including, without limitation, the rules of the Designated Stock Exchange, and to obtaining all necessary consents, if any, required thereunder, the requirements of Bye-law 153 shall be deemed satisfied in relation to any person by sending to the person in any manner not prohibited by the Statutes, a summary financial statement derived from the Company's annual accounts and the directors' report which shall be in the form and containing the information required by applicable laws and regulations, provided that any person who is otherwise entitled to the annual financial statements of the Company and the directors' report thereon may, if he so requires by notice in writing served on the Company, demand that the Company sends to him, in addition to a summary financial statement, a complete printed copy of the Company's annual financial statement and the directors' report thereon."

(iii) By inserting the following new Bye-law 153B:

"153B The requirement to send to a person referred to in Bye-law 153 the documents referred to in that provision or a summary financial report in accordance with Bye-law 153A shall be deemed satisfied where, in accordance with all applicable Statutes, rules and regulations, including, without limitation, the rules of the Designated Stock Exchange, the Company publishes copies of the documents referred to in Bye-law 153 and, if applicable, a summary financial report complying with Bye-law 153A, on the Company's computer network or in any other permitted manner (including by sending any form of electronic communication), and that person has agreed or is deemed to have agreed to treat the publication or receipt of such documents in such manner as discharging the Company's obligation to send to him a copy of such documents."

(x) By deleting the existing Bye-law 157 in its entirety and substituting therefor the following new Bye-law 157:

"157. If the office of Auditor becomes vacant by the resignation or death of the Auditor, or by his becoming incapable of acting by reason of illness or other disability at a time when his services are required, the Directors shall fill the vacancy and fix the remuneration of the auditor so appointed."

(y) (i) By deleting the words "following that" after the words "served or delivered on the day" in the second line of the existing Bye-law 161(a).

(ii) By deleting the words "following that" after the words "given by the Company to a Member on the day" in the existing Bye-law 161(b).

7\. To transact any other ordinary business of the Company.

By Order of the Board
Mui Ching Hung, Joanna
Company Secretary

Hong Kong, 30th July, 2004

Principal Place of Business:
31st Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong, Kowloon
Hong Kong

Registered Office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Notes:

1. A member of the Company entitled to attend and vote at the above meeting is entitled to appoint one or more proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2. In order to be valid, the form of proxy together with a power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of that power or authority, must be deposited at the Company's principal place of business at 31st Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

3. The register of members of the Company will be closed for the purposes of determining the entitlements to the proposed final dividend from Monday, 4th October, 2004 to Wednesday, 6th October, 2004, both dates inclusive, during which period no transfers of shares shall be effected. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's share registrars in Hong Kong, Secretaries Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration by 4:00 p.m. on Thursday, 30th September, 2004.

4. As at the date of this notice, the board of directors of the Company comprises ten directors, of which (i) eight are executive directors, namely Dr. Chan Kwok Keung, Charles, Mr. Tom Ko Yuen Lau, Mr. Chan Fut Yan, Mr. Wong Wing Hoo, Billy, Ms. Chau Mei Wah, Rosanna, Mr. Cheung Hon Kit, Mr. Law Man Wah, Conrad and Mr. Lee Hon Chiu; and (ii) two are independent non-executive directors, namely Mr. Cheung Ting Kau, Vincent and Mr. Kwok Shiu Keung, Ernest.

PAUL Y. ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
(保華德祥建築集團有限公司)

(於百慕達註冊成立之有限公司)
(股份代號：498)

股東週年大會通告

茲通告保華德祥建築集團有限公司(「本公司」)訂於二零零四年九月七日星期二上午十一時三十分假座香港九龍觀塘偉業街51號保華企業中心11樓會議室舉行股東週年大會，藉以處理下列事項：

1. 省覽截至二零零四年三月三十一日止年度之經審核賬目、董事局報告書及核數師報告書。
2. 宣派截至二零零四年三月三十一日止年度之末期股息。
3. 重選退任董事並釐定董事酬金。
4. 續聘核數師並授權董事局釐定其酬金。
5. 作為特別事項，考慮及酌情通過下列決議案為本公司普通決議案：

(A) 「動議待德祥企業集團有限公司之股東批准及香港聯合交易所有限公司上市委員會批准因行使根據本公司於二零零二年八月二十七日實納之購股權計劃(「該計劃」)可能授出之購股權而須予發行之本公司股本中每股面值0.10港元之股份(即最多為通過本決議案日期本公司已發行股份之10%)上市及買賣後，批准更新授權計劃及本公司所有其他購股權計劃授出之購股權，最多為通過本決議案之日期本公司已發行股份之10%(「更新授權限額」)，並授權本公司董事執行任何行動及簽訂任何文件以使更新授權限額得以生效。」

(B) 「動議：

(i) 在本決議案(iii)分段之限制下，一般及無條件批准本公司董事在有關期間(如下文所定義)內根據一切適用法例及本公司之公司細則並在其規限下行使本公司所有權力，以配發、發行並處置本公司股本中之新股份，並作出或授予將會或可能須行使此等權力之售股建議、協議及購股權(包括可轉換為本公司股份之認股權證、債券及債權證)；

(ii) 本決議案(i)分段之批准授權本公司董事在有關期間內作出或授予將會或可能須於有關期間終止後行使此等權力之售股建議、協議及購股權(包括可轉換為本公司股份之認股權證、債券及債權證)；

(iii) 本公司董事根據本決議案(i)分段獲批准配發或同意有條件或無條件配發(不論是否根據購股權或其他)及發行之本公司股本面值總額(向股東供股(如下文所定義)而配發者或根據本公司之購股權計劃而發行本公司股份或根據本公司不時生效之公司細則作出任何以股代息安排而發行本公司股份者除外)，不得超過本公司於本決議案日期之已發行股本面值總額百分之二十，而上述批准亦須受此數額限制；及

(iv) 就本決議案而言：

「有關期間」乃指由本決議案通過之日期至下列三項之最早日期止之期間：

(a) 本公司下屆股東週年大會結束；

(b) 依照本公司之公司細則或任何適用之百慕達法例規定須舉行下屆股東週年大會之期限屆滿時；或

(c) 本公司股東於股東大會通過普通決議案撤銷或修訂根據本決議案所授出之授權。

「供股」乃指本公司董事於指定期間內向指定記錄日期名列股東名冊之股份持有人按其當時持股比例發售新股(惟本公司董事有權在必須或權宜之情況下就零碎股權或香港以外任何地區之法律限制或責任及任何認可監管機構或證券交易所之規定而取消若干股東在此方面之權利或另作安排)。」

(C) 「動議：

(i) 在本決議案(ii)分段之限制下，一般及無條件批准本公司董事在有關期間(如下文所定義)內行使本公司所有權力，以根據一切適用法例及聯交所證券上市規則或任何其他證券交易之規定(以不時生效之版本為準)，在香港聯合交易所有限公司(「聯交所」)或本公司證券可能上市而就此而言經證券及期貨事務監察委員會及聯交所認可之任何其他證券交易所上購回本公司已發行股本中之股份；

(ii) 本公司董事依據本決議案(i)分段獲批准有關期間內購回之本公司股本面值總額，不得超過本公司於本決議案日期之已發行股本面值總額百分之十，而上述批准亦須受此數額限制；及

(iii) 就本決議案而言：

「有關期間」乃指由本決議案通過之日期至下列三項之最早日期止之期間：

(a) 本公司下屆股東週年大會結束；

(b) 依照本公司之公司細則或任何適用之百慕達法例規定須舉行下屆股東週年大會之期限屆滿時；或

(c) 本公司股東於股東大會通過普通決議案撤銷或修訂本決議案所授出之授權。」

(D) 「動議在召開本大會通告第5(B)及5(C)項決議案獲得通過之條件下，本公司依據本公司董事依據及按照上文第5(C)項決議案之授權而購回本公司已發行股本之面值總額，可計入本公司董事依據及按照召開本大會通告第5(B)項決議案可配發、發行及處理或同意有條件或無條件配發、發行及處理之股本面值總額內。」

6. 考慮及酌情通過下列決議案為本公司特別決議案：

「動議按以下方式修訂本公司之公司細則：

(a) 於公司細則第1條加入「聯繫人士」之新定義：

「聯繫人士」 具指定證券交易所規則所賦予之涵義；

(b) 將公司細則第1條內「結算所」之定義整條刪去並由下列新定義代替：

「結算所」 指本公司股份於證券交易所所在司法權區內上市或報價，該司法權區之法例所認可之結算所或認可股份存託機構。

(c) 在現有公司細則第6條內「已發行股本或」之字句後加入「除非在法例明確允許之情況下動用股份溢價」之字句。

(d) 在現有公司細則第9條內「符法例第42及43條之規限下」等詞後加入「此等公司細則及賦予任何股份持有人或附帶於任何類別股份之特別權利之規限下」等字句。

(e) 刪去現有公司細則第12(1)條首句內「在該等法例及此等公司細則之規限下」等詞；並由「在該等法例、此等公司細則、本公司於股東大會上所作之指示，以及(倘適用)任何指定證券交易所之規則之規限下」等字句代替。

(f) 在公司細則第43(1)(a)條「各股東之姓名及地址、彼持有之股份數目及類別及」字句之後，加入「就任何未繳足股份而言」字句。

(g) 將現有公司細則第45條整條刪去，並由以下新公司細則第45條代替並由以下新公司細則第45條代替：

「45. 宣派任何類別股份股息之任何決議案(不論為本公司股東大會決議案或董事局決議案)，均可表明股息將支付或派發予於指定日期之營業時間結束時(儘管指定日期可能早於決議案通過當日)登記為股份持有人之人士，以及於指定日期後，股息將按照彼等各自登記名下持有之股權而獲支付或派發，惟不會影響與任何股份之出讓人與受讓人之股息有關之權利相互之間造成損害。本公司細則之條文在經必要之變動後……

亦不會被計入有關該董事局決議案之法定人數內，惟本限制不適用於下列任何事項：

(i) 就董事或其聯繫人士應本公司或其任何附屬公司之要求或以本公司或其任何附屬公司之利益所借出款項或作出承擔，本公司或其任何附屬公司向董事或其任何聯繫人士提供任何抵押或彌償保證之任何合約或安排；

(ii) 就董事或其聯繫人士本身(本公司或其任何附屬公司之負債或債務承擔全部或部份責任(不論為根據一項擔保或彌償保證而獨身或共同以提供抵押之方式作出承擔)，本公司或其任何附屬公司向第三方提供任何抵押或彌償保證之任何合約或安排；

(iii) 董事或其聯繫人士根據向股東或債權證持有人或公眾人士提出之任何要約或邀請(且不會賦予董事或其聯繫人士任何未賦予任何其他股東或債權證持有人或公眾人士之任何特權)，而認購將予發行之本公司或其任何附屬公司之股份或債權證或其他證券之任何合約或安排；

(iv) 有關由本公司或本公司可能發起或擁有利益之任何其他公司提呈本公司或該等任何其他公司之股份或債權證或其他證券以供認購或購買，而董事或其聯繫人士因參與包銷或分銷發售建議中擁有或將擁有權益所訂立之任何合約、安排或建議；

(v) 董事或其聯繫人士僅因其或彼等於本公司或其任何附屬公司之股份或債權證或其他證券擁有權益而與本公司或其任何附屬公司之股份或債權證或其他證券持有人以相同方式擁有權益之任何合約或安排；

(vi) 董事或其聯繫人士身為職員或行政人員或股東而直接或間接擁有權益，或董事或其聯繫人士實益擁有該公司股份之權益之任何公司之任何合約、安排或建議，惟該董事及其任何聯繫人士並不實益擁有該公司(或任何第三方公司衍生之權益或其聯繫人士之權益乃透過該公司衍生)合共百分之五(5)或以上任何類別已發行股份之權益或投票權；

(vii) 任何有關採納、修訂或運作本公司或其附屬公司或聯營公司僱員受惠之養老金或退休金、死亡或傷殘福利計劃之建議或安排，而該等建議或安排與本公司或其附屬公司或聯營公司之董事及僱員有關，且並無賦予董事或其聯繫人士任何與該等計劃或基金有關之僱員不一致之特權或好處；或

(viii) 有關採納、修訂或運作涉及本公司向本公司或其任何附屬公司或聯營公司僱員發行或為其利益而發行或授予股份或其他證券購股權，而董事或其聯繫人士也可在計劃中受惠之任何購股權計劃之任何建議。」

(q) 將現有公司細則第103(2)條整條刪去並由以下新公司細則第103(2)條代替：

「103(2) 倘董事及其聯繫人士仍然(但僅限於)直接或間接持有或實益擁有該公司任何類別權益股本或可供該公司股東行使之投票權(或透過其及其聯繫人士之權益產生之任何第三方公司)之百分之五(5)或以上權益，則該公司將被視為由董事及／或其聯繫人士合共擁有百分之五(5)或以上權益之公司。就本段而言，下列股份不應計算在內：董事或其聯繫人士作為受託人或保管受託人所持有而其或彼等並無擁有實益權益之任何股份；董事或其聯繫人士擁有復歸權益或剩餘權益及只限於若干其他人士有權自其中收取收入之信託所涉及之任何股份；董事或其聯繫人士僅以單位持有人而擁有權益之授權單位信託計劃所涉及之任何股份；以及持有於股東大會上並無投票權及具有非常有限之股息及資本返還權利之任何股份。」

(r) 將現有公司細則第103(3)條整條刪去並由以下新公司細則第103(3)條代替：

「103(3) 倘由董事及其任何聯繫人士擁有已發行股本百分之五(5)或以上權益之公司於一項交易中擁有重大權益，則該董事及／或其聯繫人士亦應被視為於該交易中擁有重大權益。」

(s) 將現有公司細則第103(4)條整條刪去並由以下新公司細則第103(4)條代替：

「103(4) 倘於任何董事局會議上出現有關董事(不包括大會主席)或其聯繫人士權益之重要性或有關任何董事(不包括大會主席)或其聯繫人士能否投票或計入法定人數之任何問題，而該問題未能透過其自願同意放棄投票或不計入法定人數而獲得解決，則該問題應交由大會主席決定，而大會主席就該名董事(或其聯繫人士)作出之決定應為最終決定及效力，惟就該董事所知，於有關其或其聯繫人士之權益性質或範圍未能向董事局公平披露之情況下則作別論。倘因大會主席而出現上述任何問題，則該問題應透過由董事局決議案決定(就此而言該主席將計入該決議案之法定人數但不得就此投票)，而該決議案應為最終決定及效力，惟就該主席所知，於有關主席或其聯繫人士之權益性質或範圍未能向董事局公平披露之情況下則作別論。」

(t) 將現有公司細則第104(2)條整條刪去。

(u) (i) 在現有公司細則第122條首句「根據此等公司細則作出」等詞後加入「及倘若董事並不知悉亦無收到任何董事對有關決議案提出反對」等詞。

(ii) 刪去現有公司細則第122條結尾「惟該有董事或替任董事簽署正本之文件須於傳真日期起十(10)日內送交秘書。」

(v) 將現有公司細則第136條重新編號為公司細則第136(1)條，並加入以下新公司細則第136(2)條：

「(2) 不論此等公司細則之條文有任何規定，董事在適用之法律容許下，可授權銷毀本公司細則第(1)段分段(a)至(e)所列之文件以及有關股份登記之其他文件，而該等文件須已由本公司或由股份過戶登記處代本公司縮印或作電子儲存，惟本公司細則僅適用於以真誠態度決定銷毀文件，而且本公司及其股份過戶登記處並沒有獲明文通知，需就任何申索保存該等文件。」

(w) (i) 在現有公司細則第153條首句「在該法例第88條之規限下」字句之後，加入「及在公司細則第153A條之規限下」字句。

(ii) 將現有公司細則第153A條整條刪去，並由以下新公司細則第153A條代替：

「153A. 在妥善遵從一切適用之法例、規則及規例(包括但不限於指定證券交易所之細則)下，以及(如有)在取得規定所需之一切同意後，公司細則第153條有關以法例未予禁止之方式，將取自本公司年度賬目之財務報告摘要及董事局報告，按適用法律及規例規定須具之格式及須備之內容發送予任何人士之規定，將被視為已實質履行，惟任何人因任何其他方式而有權取得本公司之年度財務報告及有關之董事局報告，則可向本公司送達書面通知，要求本公司除發送財務報告摘要外，亦將本公司年度財務報告及董事局報告之完整印刷本發送予該名人士。」

(c) 在現有公司細則第6條內「已發行股本之情況下調用股份溢價」之字句。

(d) 在現有公司細則第9條內「待法例第42及43條之規限下」[illegible]則及賦予任何股份持有人或附帶於任何類別股份之特別權利之規限下」等字句。

(e) 刪去現有公司細則第12(1)條首句內「在該等法例及此等公司細則之規限下」等詞；並由「在該等法例、此等公司細則、本公司於股東大會上所作之指示，以及(倘適用)任何指定證券交易所之規則之規限下」等字句代替。

(f) 在公司細則第43(1)(a)條「各股東之姓名及地址，彼持有之股份數目及類別及」字句之後，加入「就任何未繳足股份而言」字句。

(g) 將現有公司細則第45條整條刪去，並由以下新公司細則第45條代替並由以下新公司細則第45條代替：

「45. 宣派任何類別股份股息之任何決議案(不論為本公司股東大會決議案或董事局決議案)，均可表明股息將支付或派發予於指定日期之營業時間結束時(儘管指定日期可能早於決議案通過當日)登記為股份持有人之人士，以及於指定日期後，股息將根據彼等各自登記名下持有之股權而獲支付或派發，惟不會對與任何股份之出讓人與受讓人之股息有關之權利相互之間造成損害。本公司細則之條文在經必要之變動後應用於本公司向股東作出之紅股發行、資本化發行、已變現資本溢利分派或發售或批授。」

(h) 將現有公司細則第46條整條刪去，並由以下新公司細則第46條代替：

「46. 在此等細則之規限下，任何股東均可以一般或通用格式或指定證券交易所訂明之格式或董事局批准之任何其他格式之轉讓文書轉讓其全部或任何股份，有關轉讓文書可以親筆簽署或如轉讓人或承讓人為結算所或其代理人可以親筆簽署或機印簽署，或以董事局不時批准之該等其他方式簽署。」

(i) 在現有公司細則第47條第二句「董事局」一字前加入「在不損害公司細則第46條之前題下」等字句。

(j) 在現有公司細則第66條首句「就股份所繳足。」之詞後加入「儘管此等公司細則所載，倘股東為結算所(或其代理人)而委任超過一名委任代表，每名委任代表在舉手表決時各為一票。」句子。

(k) 將現有公司細則第76條重新編號為公司細則第76(1)條，並加入以下新公司細則第76(2)條：

「76(2) 倘任何股東根據指定證券交易所之規則須就任何特定決議案放棄投票，或被限制僅可以就任何特定決議案投贊成票或反對票，則該股東或其代表作出違反有關規定或限制之投票將不予點算。」

(l) 將現有公司細則第84(2)條整條刪去，並由以下新公司細則第84(2)條代替：

「(2) 倘股東為一間結算所(或其代理人(均為法人團體))，其可授權其認為適當之人士為代表，出席本公司任何股東大會或任何類別之股東大會(惟有關授權書須註明每名受委代表所代表之股份數目及類別)，每名根據此項公司細則之規定獲授權之人士將被視為已獲正式委任，而毋須其他事實證據證明；其有權代表該結算所(或其代理人)行使在有關授權書上註明之股份數目及類別所賦予之權利與權力，一如其為該結算所(或其代理人)所持股份之登記持有人，包括以個人名義在舉手表決時投票之權利。」

(m) 刪去現有公司細則第86(4)條第二行內「特別」一詞並以「普通」一詞代替。

(n) 將現有公司細則第88條整條刪去，並由以下新公司細則第88條代替：

「88 除於股東大會上退任之董事外，其他人士概無資格於任何股東大會上競選董事(獲董事局推薦參選者除外)，除非由一名正式合資格出席大會及於會上投票之股東(被提名人士除外)簽署一份通知表明有意提名該人士參選，而將被提名人士亦簽署一份通知表明願意參選並將該等通知送交辦事處或過戶登記處，惟發出有關通知之期限最少為七(7)日，而遞交有關通知之期限，最早須由寄發進行該等選舉之股東大會通告翌日起至最遲須於該股東大會舉行日期七(7)日前期間。」

(o) 刪去現有公司細則第89A(1)條中「據此董事局議決接納辭職」等字句。

(p) 將現有公司細則第103(1)條整條刪去，並由以下新公司細則第103(1)條代替：

「103(1) 董事不得就董事局決議案涉及對有關據其所知其或其任何聯繫人士擁有重大權益之任何合約或安排或任何其他建議之決議案投票，亦不得計入法定人數內，倘彼就此投票，彼之投票將不被計算在內，

[illegible]份登記之其他文件，而該等文件須已由本公司或由股份過戶登記處代本公司縮印或作電子儲存，惟本公司細則僅適用於以真誠態度決定銷毀文件，而且本公司及其股份過戶登記處並沒有獲明文通知，需就任何申索保存該等文件。」

(w) (i) 在現有公司細則第153條首句「在該法例第88條之規限下」字句之後，加入「及在公司細則第153A條之規限下」字句。

(ii) 將現有公司細則第153A條整條刪去，並由以下新公司細則第153A條代替：

「153A. 在妥善遵從一切適用之法例、規則及規例(包括但不限於指定證券交易所之規則)下，以及(如有)在取得規定所需之一切同意後，公司細則第153條有關以法例未予禁止之方式，將取自本公司年度賬目之財務報告摘要及董事局報告，按適用法律及規例規定須具之格式及須備之內容發送予任何人士之規定，將被視為已實際履行，惟任何人因任何其他方式而有權取得本公司之年度財務報告及有關之董事局報告，則可向本公司送遞書面通知，要求本公司除發送財務報告摘要外，亦將本公司年度財務報告及董事局報告之完整印刷本發送予該名人士。」

(iii) 加入以下新公司細則第153B條：

「153B. 按照一切適用之法例、規則及規例(包括但不限於指定證券交易所之規則)，本公司須將公司細則第153條所指之文件，或公司細則第153A條所指之財務報告摘要，送遞公司細則第153條所指之人士。如本公司將公司細則第153條所指之文件，以及(如適用)符合公司細則第153A條規定之財務報告摘要，刊登於本公司之電腦網絡或以任何其他許可之方式發出(包括以任何電子通訊形式發送)，而該名人士已同意或被視為已同意以上述方式刊登或收取該等文件，即屬本公司已實際履行向該名人士送遞該等文件之責任。」

(x) 將現有公司細則第157條整條刪去並由以下新公司細則第157條代替：

「157. 倘核數師職位因核數師辭任或身故而出現空缺，或其因疾病或其他殘疾而於任職期間內未能履行職務，董事須儘快委任另一名核數師以填補空缺並釐定其酬金。」

(y) (i) 刪去現有公司細則第161(a)條第二行「送呈或交付之日」等詞後「之後」一詞。

(ii) 刪去現有公司細則第161(b)條「本公司向股東發出之日」等詞後「之後」一詞。

7. 處理本公司任何其他普通事項。

承董事局命
公司秘書
楊靜紅

香港，二零零四年七月三十日

主要營業地點：
香港
九龍觀塘
鴻圖道51號
保華企業中心31樓

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

附註：

1. 凡有權出席上述大會及於會上投票之股東有權委任一位代表代其出席大會及投票。受委代表毋須為本公司之股東。

2. 代表委任表格連同簽署人之授權書或其他授權文件(如有)或經由公證人簽署證明之授權書或其他授權文件副本，必須於大會或其任何續會指定召開時間48小時前送交香港九龍觀塘鴻圖道51號保華企業中心31樓本公司主要營業地點，方為有效。

3. 本公司將由二零零四年十月四日星期一至二零零四年十月六日星期三(包括首尾兩日)暫停辦理股份過戶登記手續，以確定獲派之末期股息資格。在上述期間不會登記股份之轉讓。如欲獲派擬派之末期股息，則須於二零零四年九月三十日星期四下午四時前將所有股份過戶文件，連同有關股票送交本公司之香港股份過戶登記處秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

4. 於本通告日期，本公司董事會成員包括十名董事，其中(i)八名執行董事，分別為陳耀強博士、胡萬源先生、陳偉恩先生、黃永蒼先生、周美華女士、張偉傑先生、盧文華先生及李振聯先生；及(ii)兩名獨立非執行董事，分別為張定球先生及郭少明先生。

(Page 1)

PAUL Y. ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock code: 498)

ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED 31ST MARCH, 2004

RESULTS
The board of directors (the "Board") of Paul Y. - ITC Construction Holdings Limited (the "Company") is pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31st March, 2004, together with the comparative figures for the previous year, as follows:

	Notes	For the year ended 31st March, 2004 HK$'000	2003 HK$'000 (As restated)
Turnover			
The company and subsidiaries		3,382,466	3,636,182
Share of associates and jointly controlled entities		4,790,806	3,965,982
		8,173,272	7,602,164
Group turnover	2	3,382,466	3,636,182
Cost of sales		(3,284,544)	(3,612,284)
Gross profit		97,922	23,898
Administrative expenses		(123,705)	(171,516)
Loss on disposal of discontinued operations	3	–	(1,701)
Impairment loss on property, plant and equipment		–	(110,327)
Loss from operations	4	(25,783)	(259,646)
Finance costs		(9,829)	(25,794)
Investment expenses – net	5	(13,785)	(32,036)
Deficit arising on revaluation of investment properties		(14,000)	(99,392)
Loss on disposal of investment properties		(2,152)	–
Allowance for amounts due from associates		(21,526)	(13,964)
Gain (loss) on disposal and dilution of interests in associates		152,863	(4,665)
Share of results of associates	6	133,704	112,859
Share of results of jointly controlled entities		9,074	5,920
Profit (loss) before taxation		208,566	(316,718)
Taxation	7	(45,678)	(37,809)
Profit (loss) after taxation		162,888	(354,527)
Minority interests		739	498

Contribution to loss from operations

	2004 HK$'000	2003 HK$'000
Construction and other contracting businesses:		
Building construction	(10,122)	(40,625)
Civil engineering	(5,632)	(56,092)
Specialist works	(4)	(55,264)
Construction materials	(24,923)	(21,324)
	(40,681)	(173,305)
Property leasing	14,898	25,749
Sale of property	–	209
Hotel and catering *(note 3)*	–	(1,972)
	(25,783)	(149,319)
Impairment loss on property plant and equipment	–	(110,327)
	(25,783)	(259,646)

Geographical segments:

Analysis of the Group's turnover by geographical markets is as follows:

	2004 HK$'000	2003 HK$'000
Hong Kong	3,292,897	3,609,919
People's Republic of China	89,569	26,263
	3,382,466	3,636,182

3. **DISCONTINUED OPERATIONS**
In 2002, the Group disposed of the entire issued share capital of, and shareholder's loan to, Rosedale Hotel Group Limited (together with its subsidiaries, the "Rosedale Hotel Group"), which was engaged in the business of hotel and catering, for a cash consideration of approximately HK$250,000,000. A loss of approximately HK$1,701,000 arose on the disposal of Rosedale Hotel Group, being the proceeds of disposal less the carrying amount of the subsidiaries' net assets. No tax charge or credit arose from the transaction.

4. **LOSS FROM OPERATIONS**
Loss from operations has been arrived at after charging depreciation and amortisation of property, plant and equipment as follows:

	2004 HK$'000	2003 HK$'000
Owned assets	75,674	79,001
Less: Amount capitalised in respect of contracts in progress	(4,008)	(906)
	71,666	78,095

Hong Kong Profits Tax is calculated at the rate of 17.5% (2003: 16%) on the estimated assessable profits derived from Hong Kong for the year.

Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

Deferred taxation has been provided for on temporary differences arising during the year.

8. **DIVIDENDS**

	2004 HK$'000	2003 HK$'000
Interim dividend paid for 2004 – 1.0 cent (2003: 1.0 cent) per share	10,937	10,491
Special dividend paid for 2004 – 29.0 cent (2003: NIL) per share	317,174	–
Final dividend proposed for 2004 – 1.5 cent (2003: 1.0 cent) per share	20,179	10,630
	348,290	21,121
Final dividend paid for 2003 – 1.0 cent (2002: 1.0 cent) per share	10,727	10,367

The amount of the final dividend proposed for the year, which will be in scrip form with a cash option, has been calculated by reference to the 1,345,249,019 shares in issue.

9. **EARNINGS (LOSS) PER SHARE**
The calculation of the basic and diluted earnings (loss) per share for the year is based on the following data:

	2004 HK$'000	2003 HK$'000 (As restated)
Earnings (loss):		
Earnings (loss) for the purposes of basic earnings (loss) per share	163,627	(354,029)
Effect of dilutive potential ordinary shares:		
Adjustment to the share of results of an associate based on dilution of its earnings per share	(4,651)	(2,944)
Earnings (loss) for the purposes of diluted earnings (loss) per share	158,976	(356,973)
Number of shares:		
Weighted average number of ordinary shares for the purposes of basic and diluted earnings (loss) per share	1,117,367,985	1,042,310,331

	Note	2004	2003
Minority interests		739	498
Profit (loss) for the year		163,627	(354,029)
Dividends	8		
Interim dividend paid		10,937	10,491
Special dividend paid		317,174	–
Final dividend proposed		20,179	10,630
		348,290	21,121
		HK cents	*HK cents*
Earnings (loss) per share	9		
Basic		14.6	(34.0)
Diluted		14.2	(34.2)

Notes:

1. **ADOPTION OF STATEMENTS OF STANDARD ACCOUNTING PRACTICE**

In the current year, the Group has adopted, for the first time SSAP 12 (Revised) "Income taxes". The principal effect of the implementation of SSAP 12 (Revised) is in relation to deferred tax. In previous years, partial provision was made for deferred tax using the income statement liability method, i.e. a liability was recognised in respect of timing differences arising, except where those timing differences were not expected to reverse in the foreseeable future. SSAP 12 (Revised) requires the adoption of a balance sheet liability method, whereby deferred tax is recognised in respect of all temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, with limited exceptions. In the absence of any specific transitional requirements in SSAP 12 (Revised), the new accounting policy has been applied retrospectively. Comparative amounts for 2003 have been restated accordingly.

As a result of this change in policy, the accumulated losses at 1st April, 2002 has been increased by HK$47,757,000, representing the cumulative effect of the change in policy on the results for the periods prior to 1st April, 2002. The change has resulted in a decrease in the profit of HK$1,008,000 for the year ended 31st March, 2004 (the loss for the year ended 31st March, 2003 has been increased by HK$5,313,000).

2. **SEGMENTAL INFORMATION**

Business segments:

Analysis of the Group's turnover and contribution to loss from operations by business segments are as follows:

Turnover:

	2004 External HK$'000	2004 Inter-segment HK$'000	2004 Total HK$'000	2003 External HK$'000	2003 Inter-segment HK$'000	2003 Total HK$'000
Construction and other contracting businesses:						
Building construction	3,418,339	28,722	3,447,061	2,232,875	47,016	2,279,891
Civil engineering	463,441	–	463,441	555,794	127	555,921
Specialist works	448,849	76,384	525,233	720,304	103,722	824,026
Construction materials	3,440	71,037	74,477	14,488	45,472	59,960
	3,334,076	176,126	3,510,202	3,523,462	196,337	3,719,799
Hotel and catering (note 1)	–	–	–	48,643	–	48,643
Property leasing	48,399	15,636	64,035	55,733	19,846	75,579
Sale of property	–	–	–	8,340	–	8,340
Elimination	–	(191,762)	(191,762)	–	(216,183)	(216,183)
	3,382,466	–	3,382,466	3,636,183	–	3,636,183

Depreciation	16,000	73,095

In previous years, motor vehicles, and furniture and fixtures were depreciated at 10% per annum. With effect from 1st April, 2003, they are depreciated at 20% per annum which reflects the Group's previous experience of the useful lives of its assets. The change in depreciation rate has increased the depreciation charge for the year by HK$14,215,000.

5. **INVESTMENT EXPENSES – NET**

	2004 HK$'000	2003 HK$'000
Interest income	37,300	9,550
Net gain on disposal of long and short term investments	3,892	1,605
Impairment loss and net unrealised holding loss on investments	(54,977)	(43,191)
	(13,785)	(32,036)

6. **SHARE OF RESULTS OF ASSOCIATES**

Downer EDI Limited ("Downer") is one of the principal associates of the Group listed in Australia and New Zealand with its financial year end dated 30th June. Since only published financial information of Downer was available and used by the Group in applying the equity method, the Group's share of turnover and results of Downer for the current and prior year is calculated based on the turnover and results of Downer for the years from 1st January, 2003 to 31st December, 2003 and from 1st January, 2002 to 31st December, 2002 respectively.

During the year, the Group and Hanny Holdings Limited ("Hanny") made a voluntary conditional general cash offer for the shares and warrants of China Strategic Holdings Limited ("China Strategic"), other than those owned by the Group and Hanny and parties acting in concert with them and to cancel all the outstanding share options of China Strategic. In September, 2003, the Group's shareholding in China Strategic increased from 14.55% to 31.2% and, accordingly, the Group's investment in China Strategic has been reclassified from investment securities to interests in associates. At 31st March, 2004, the Group's interest in China Strategic was diluted to 29.4% upon the exercise of warrants and share options in China Strategic.

China Strategic is a company listed on the Stock Exchange of Hong Kong Limited (the "Stock Exchange") and its financial year end date is 31st December. Since only published financial information of China Strategic was available and used by the Group in applying the equity method, the Group's share of interest in China Strategic at 31st March, 2004 is calculated based on its net assets at 31st December, 2003 and results from 1st October, 2003 to 31st December, 2003.

7. **TAXATION**

	2004 HK$'000	2003 HK$'000 (As restated)
The charge comprises:		
Hong Kong Profits Tax		
Current year	–	42
Underprovision in previous years	166	22,471
	166	22,513
Overseas taxation	3,322	5,453
Share of tax on results of associates	49,022	36,484
	52,510	64,450
Deferred taxation	(6,832)	(26,641)
	45,678	37,809

shares for the purposes of basic and diluted earnings (loss) per share	1,117,367,985	1,042,310,331

The computation of diluted earnings (loss) per share has not assumed the conversion of the Company's share options and warrants since their exercise prices are higher than the average market price per share for both years.

REVIEW

Financial Performance and Positions

For the fiscal year ended 31st March 2004, the Group's consolidated turnover decreased by 7% to approximately HK$3,382 million when compared with that of last year. When comparing the annual drop of turnover of 32% for the year before, it shows that the continuing downturn in the Hong Kong construction sector in previous years had come to an end and there were signs of a recovery.

In spite of the drop in revenue, the Group's gross profit increased by 310% to approximately HK$98 million which represents 3% of the turnover due to the persistent effort in implementing risk management and cost saving measures. As a result, the loss from operations was also narrowed down to HK$26 million as compared with HK$260 million which included an impairment loss on property of HK$110 million for last year.

During the year, the Group has disposed of 28.75 million ordinary shares of Downer, which contributed a profit of HK$179 million to the Group. There were also losses on dilution in relation to investment in associates including China Strategic of HK$26 million. Share of results of associates and jointly controlled entities registered a profit of about HK$143 million, showing an increase of 20% which was mainly attributable to the growth of Downer. With the strong contribution from Downer arising in the share disposal and share of its results, the Group attained a profit before tax of HK$209 million for the year.

Due to the adoption of the SSAP 12 (Revised), details of which is outlined in Note 1 above, there is an increase in taxation charge to HK$46 million, representing mainly the overseas tax in respect of dividend received from and share of results of Downer. Profit for the year was HK$164 million and basic earnings per share was 14.6 cents.

When compared with the Group's financial position as at last year end, the total assets of the Group remained at HK$4,862 million, similar to that of last year end. Net current assets increased by 71% to some HK$895 million. Current assets have consequently been improved from 1.3 times to 1.6 times of current liabilities and the net debt to equity ratio decreased significantly from 0.2 to 0.1 times at this year end. Due to the appreciation of the Australian dollars in relation to the Group's interest in Downer, translation reserve increased by some HK$93 million. Coupled with the issue of shares for HK$4 million, the share of China Strategic's reserve of HK$7 million since it has been an associate, the net profit of HK$164 million during this year net of dividends paid of HK$154 million, the shareholders' funds increased by 4% to HK$2,771 million representing HK$2.06 per share.

Net cash outflow from operations was about HK$25 million and inflow of HK$44 million in respect of investing and financing, resulting in a net increase in cash of about HK$19 million for the year.

(Page 2)

The Condensed Consolidated Balance Sheet as at 31st March, 2004 is as follows:

	2004 HK$'000	2003 HK$'000 (As restated)
NON-CURRENT ASSETS		
Investment properties, property, plant and equipment	932,633	1,030,764
Goodwill	13,831	16,136
Interests in associates and jointly controlled entities	1,441,525	961,994
Other non-current assets	69,676	841,640
	2,457,665	2,850,534
CURRENT ASSETS		
Amounts due from customers for contract works	273,210	200,934
Debtors, deposits and prepayments	1,212,340	1,073,857
Short-term bank deposits, bank balances and cash	250,255	236,096
Other current assets	668,858	511,735
	2,404,663	2,022,622
CURRENT LIABILITIES		
Amounts due to customers for contract works	456,140	494,855
Creditors and accrued expenses	856,298	775,761
Bank borrowings – due within one year	44,048	144,423
Other current liabilities	152,913	83,959
	1,509,399	1,498,998
NET CURRENT ASSETS	895,264	523,624
TOTAL ASSETS LESS CURRENT LIABILITIES	3,352,929	3,374,158
MINORITY INTERESTS	10,448	15,560
NON-CURRENT LIABILITIES		
Bank borrowings – due after one year	517,000	637,175
Provision for long service payments	1,727	1,727
Deferred taxation	52,882	61,165
	571,609	700,067
NET ASSETS	2,770,872	2,658,531
CAPITAL AND RESERVES		
Share capital	134,525	106,302
Reserves	2,636,347	2,552,229
SHAREHOLDERS' FUNDS	2,770,872	2,658,531

The Condensed Consolidated Cash Flow Statement is as follows:

	2004 HK$'000	2003 HK$'000
Net cash outflow from operating activities	(24,587)	(11,042)
Net cash inflow (outflow) from investing activities	443,178	(172,930)
Net cash outflow from financing activities	(399,375)	(122,968)
Increase (decrease) in cash and cash equivalents	19,216	(306,940)

MAJOR ASSOCIATES

DOWNER

Downer reported a revenue of A$2,680 million (HK$14,579 million) and A$1,542 million (HK$8,388 million) and a net profit after tax of A$67 million (HK$364 million) and A$25 million (HK$136 million) for the year ended 30th June, 2003 and six months ended 31st December, 2003 respectively. During the year, the Group has arranged for placing of in aggregate of approximately 28.75 million ordinary shares in Downer (adjusted by the consolidation of four ordinary shares in Downer into one ordinary share in Downer on 28th November, 2003) to independent third parties which raised, before tax and expenses, approximately A$104.1 million (HK$587.8 million). In addition, the preference shareholders of Downer have exercised their rights to convert the preference shares to 32.5 million ordinary shares in Downer. The Group's shareholding in Downer is maintained at 21.3% as at 31st March, 2004.

Downer provides comprehensive engineering and infrastructure management services to the public and private power, rail, road, telecommunications, mining and minerals processing sectors in Australia, New Zealand, Asia and the Pacific. Its business consists of four main principal activities that have common core competencies. These core competencies include value-adding skills in design, project and facilities management, operations and maintenance to provide clients with single source solutions.

With a healthy work load and highly capable management team, Downer is well positioned to capture attractive opportunity throughout the Asia Pacific Region.

CHINA STRATEGIC

During the year, the Group and Hanny made a voluntary conditional general cash offer for the shares and warrants of China Strategic, other than those owned by the Group and Hanny and parties acting in concert with them and to cancel all the outstanding share options of China Strategic. Upon the closure of the offer in September 2003, the Group held approximately 31.2% interest in shares in China Strategic and as a result, China Strategic becomes an associate of the Group. Due to some issues of ordinary shares by China Strategic upon exercise of warrants and share options, the Group's shareholding in China Strategic was diluted to 29.4% as at 31st March, 2004.

China Strategic is an investment holding company. Through its subsidiaries and associates, China Strategic is engaged in the manufacturing of batteries, property investment, manufacturing and marketing of tires, and the business of providing package tour, travel, hotel operation and other related services. For the year ended 31st December, 2003, China Strategic reported a turnover of some HK$2,884 million and a loss of some HK$190 million.

LIQUIDITY AND CAPITAL RESOURCES

The Group adopts a prudent funding and treasury policy with regard to its overall business operations. A variety of credit facilities is maintained to meet its working capital requirements. During the year, in view of the strong cash inflow generated from partial disposal of interests in Downer, the Group repaid and reduced its bank borrowing by HK$215 million. The remaining loans of the Group bear interest at market rates and are with terms of repayment ranging from one year to three years. As at 31st March, 2004, the Group's total borrowings amounted to HK$561 million with HK$44 million repayable within one year and HK$517 million repayable after one year. Cash balances at 31st March, 2004 amounted to HK$250 million. As at the year end, all of the Group's borrowings [illegible]

million of claim held by the Group against Skynet will be capitalised. Additional financial resource of up to HK$145 million will also be offered to Skynet in the form of a convertible loan facility and an underwritten share issue in an open offer by Skynet. Upon completion of the Skynet Restructuring Proposal, the Group will become interested in approximately 93.4% of the issued share capital of Skynet and steps will be taken to reduce such holding to no more than 75% in order to maintain the listing position of Skynet. Through Skynet, Paul Y Construction Group and the existing marble business of Skynet will become the Group's 75%-owned subsidiary. Being independently managed and financed, Paul Y Construction Group and Skynet will be poised in a more efficient position to pursue future growth opportunities. The proposal is expected to be completed in October 2004.

SECURITIES IN ISSUE

During the year, 9,648,758 shares were issued as a result of exercise of outstanding warrants ("2003 Warrants") which confer rights to the holders to subscribe for approximately HK$82 million in cash for shares at a subscription price of HK$0.40 per shares. Together with another 272,584,224 shares issued by way of scrip dividend, aggregate 282,232,982 shares were issued during the year.

During the year, the remaining 2003 Warrants expired and share options over 16,100,000 shares at a subscription price of HK$0.5552 per share lapsed and were cancelled.

As at the period end, there were 1,345,249,019 shares in issue. Save as disclosed above, there was no movement in the issued share capital during the period.

FINAL DIVIDEND

The Board has resolved to recommend the payment of a final dividend of 1.5 cent per share for the year ended 31st March, 2004 (2003: 1 cent per share) to shareholders whose names appear on the Company's register of members as at the close of business on 6th October, 2004. The final dividend is expected to be paid to shareholders by post on or around 29th October, 2004.

The Board has also proposed that the final dividend should be satisfied by way of a scrip dividend of shares, with an option to elect cash in respect of part or all of such dividend. The market value of the shares to be issued under the scrip dividend proposal will be fixed by reference to the average of the closing prices of the Company's shares for the three consecutive trading days ending 6th October, 2004 less a discount of five per cent. of such average price or the par value of shares, whichever is the higher. The proposed scrip dividend is conditional upon the Stock Exchange granting listing of, and permission to deal in, the new shares to be issued and the passing at the forthcoming annual general meeting of the Company of an ordinary resolution to approve the final dividend. A circular giving full details of the scrip dividend proposal and a form of election will be sent to shareholders.

CLOSE OF REGISTER OF MEMBERS

The Company's register of members will be closed from 4th October, 2004 to 6th October, 2004, both dates inclusive, during which period no share transfers shall be effected. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's share registrars in Hong Kong, Secretaries Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration by no later than 4:00 p.m. on 30th September, 2004.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

	2004	2003
equivalents	19,216	(306,940)
Cash and cash equivalents brought forward	213,991	520,931
Cash and cash equivalents carried forward	233,207	213,991
Analysis of the balances of cash and cash equivalents:		
Short term bank deposits, bank balances and cash	250,255	236,096
Bank overdraft	(17,048)	(22,105)
	233,207	213,991

OPERATIONS

Contracting and construction materials

Construction sector output in Hong Kong has been declining for a few years due to reducing capital expenditure by both public and private sectors. This had led to severe competition and eroded the Group's gross margin. Consequently all construction and engineering divisions recorded slight losses. The construction material division was still facing weak demand and experienced losses in operation. As the Group's gross margin work-on-hand is now on uptrend, gross and operating margin is expected to improve.

During the year, the Group secured new contracts with an aggregate attributable value of approximately HK$3,593 million, which comprised HK$1,906 million of building construction contracts, HK$1,388 million of civil engineering contracts and HK$299 million of specialist works. When compared with last financial year end, contracts on hand increased by 8% to approximately HK$11,211 million and the value of work remaining stayed at a similar level of approximately HK$4,928 million at this year end. The profile of contracts on hand at 31st March 2004 is as follows:

	Value of contracts on hand As at 31/3/2004 HK$'million	Value of work remaining As at 31/3/2004 HK$'million
Building construction	9,159	3,714
Civil engineering	1,136	774
Specialist works	916	440
	11,211	4,928

Subsequent to the year end, the Group secured further new contracts with an aggregate attributable value of approximately HK$2,026 million, which comprised HK$1,588 million of building construction contracts and HK$438 million of civil engineering contracts.

Property operations

Total value of the property portfolio, excluding those self-used properties, amounted to some HK$515 million as at the year end, equivalent to 11% of the total assets of the Group. Included in the property portfolio are Paul Y. Centre, the Group's headquarter in Kwun Tong and In-Zone, a shopping arcade in Wanchai. During the year, certain investment properties in the PRC were disposed of at approximately their carrying value for some HK$47 million.

Although the overall rental rates of the investment properties had been reduced, occupancy rate was maintained at the satisfactory level in which Paul Y. Centre remained at an occupancy rate at around 94% at the year end.

Subsequent to the year end, the Group has disposed of its entire interest in In-Zone at approximately its carrying value of some HK$60 million.

As at the year end, all of the Group's borrowings bear interest at floating rates and are denominated in Hong Kong dollars. The Group's gearing ratio decreased from 0.29 at last year end to 0.20 which is calculated based on the total borrowings of HK$561 million and the Group's shareholders' funds of HK$2,771 million.

NUMBER OF EMPLOYEES, REMUNERATION POLICIES AND SHARE OPTION SCHEME

Including the directors of the Group, as at 31st March, 2004, the Group employed a total of approximately 1,230 full-time employees. Remuneration packages comprised of salary and year-end bonuses based on individual merits. In appreciation of our employees' support and contribution in our cost-cutting regime throughout the past few years, a bonus payment to employees was paid during the year. No share options were granted or exercised during the year.

PLEDGE OF ASSETS

As at 31st March, 2004, certain of the Group's properties and investment in securities with an aggregate value of approximately HK$669 million and the issued shares of certain subsidiaries of the Company have been pledged to banks and financial institutions to secure general credit facilities granted to the Group.

CONTINGENT LIABILITIES

As at the year end, the Group has contingent liabilities in respect of outstanding performance bonds on construction contracts of HK$623 million.

PAUL Y. INFRASTRUCTURE

During the year, Paul Y. Infrastructure division was created with a view to deploy the Group's resources into the infrastructure sector in China. In March 2004, the Group acquired at the consideration of HK$396 million, an effective interest of 54.06% in Yangkou Port in Nantong City of the Jiangsu Province. Yangkou Port is a bulk handling deep sea port currently under construction. Further commitment of HK$125 million is required to finance the initial phase of development. In addition to the concession granted to operate the port for 50 years, Yangkou Port also owns the marine rights to reclaim 42 square kilometers of land for the purpose of an industrial park development. There is also an option to develop an additional 15 square kilometers of reclaimed land.

It is believed that with the continued rapid growth of China's economy, it is vital that larger deep water and river port facilities are developed and that there is a substantial increase in the logistic facilities available for the handling and storage of strategic raw materials and fuel which are essential for the sustained development of the economy and its import and export commodity trades. In addition to recurring income from the operation of this well sited and sizable facility in Yangkou Port, the reclaimed land reserve of up to 57 square kilometers industrial land bank will also contribute short and medium land development income to the Group. In order to build up an effective logistic network, the Group is also pursuing opportunities to invest in sizable river ports within the Yangtze Delta region.

PAUL Y CONSTRUCTION GROUP

In March 2004, the Company initiated a capital reorganisation, asset and debt restructuring proposal (the "Skynet Restructuring Proposal") for Skynet (International Group) Holdings Limited ("Skynet"), a company whose shares are listed on the Stock Exchange. As part of the Skynet Restructuring Proposal, Paul Y Construction Group, which undertakes the Group's entire engineering and construction activities, will be sold to Skynet at a consideration of HK$400 million which is to be satisfied by Skynet issuing new shares to the Company at an issue price of HK$0.04 per share. Further, approximately HK$94

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year ended 31st March, 2004, there were no purchases, sales or redemptions by the Company, or any of its subsidiaries, of the Company's listed securities.

OUTLOOK

In the past 5 years, the Group successfully managed its way through the economic downturn in Hong Kong and came out with a more focused business strategy and much stronger balance sheet.

Paul Y Construction Group has subdued the impact from a depressed Hong Kong market and is now on an uptrend. It is now ready to pursue its growth strategy in China and the regional market under its own roof.

Paul Y. Property managed to divest its non-core properties and is now enjoying healthy recurring rental income from its only major asset, which being the Group's headquarters – Paul Y. Centre in Kwun Tong, Kowloon.

Downer will continue to be a significant contributor to the Group. The investments and business of China Strategic will provide long-term benefits in China.

Paul Y Infrastructure, having a strategic focus in the transportation and energy sector, will not only capture the benefit from the sustained high growth economy in China, but also significantly enhance the overall value of the Group.

Barring unforeseeable circumstances, the Group is poised to meet the challenges ahead.

APPRECIATION

I would like to take this opportunity to express my appreciation to the shareholders for their support, to the management and staff for their dedicated efforts and to our client, consultants and partners for all their valuable assistance offered during this past year.

PROPOSED AMENDMENTS TO THE BYE-LAWS

The Stock Exchange has revised the Listing Rules and the new Listing Rules have become effective on 31st March, 2004. The Board therefore proposed to the shareholders of the Company to approve a special resolution at the forthcoming annual general meeting to amend the provisions of the bye-laws of the Company in order to bring them in line with the amended provisions of Appendix 3 of the Listing Rules.

A circular containing, among other things, details of the proposed amendments to the bye-laws of the Company will be despatched to the shareholders of the Company.

PUBLICATION OF RESULTS ON THE WEBSITE OF THE STOCK EXCHANGE

A detailed results announcement of the Group for the year ended 31st March, 2004 containing all information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on the website of the Stock Exchange in due course.

GENERAL

As at the date of this announcement, the Board comprises ten directors of which (i) eight are executive directors, namely Dr. Chan Kwok Keung, Charles, Mr. Tom Ko Yuen Lau, Mr. Chan Fut Yan, Mr. Wong Wing Hoo, Billy, Ms. Chau Mei Wah, Rosanna, Mr. Cheung Hon Kit, Mr. Law Man Wah, Conrad and Mr. Lee Hon Chiu; and (ii) two are independent non-executive directors, namely Mr. Cheung Ting Kau, Vincent and Mr. Kwok Shiu Keung, Ernest.

On behalf of the Board
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 23rd July, 2004

The full version of this announcement can also be accessed on the Company's website: http://www.pyitc.com

PAUL Y. ITC

PAUL Y. - ITC CONSTRUCTIO

(保華德祥建築集團

(於百慕達註冊成立之有

(股份代號：498)

截至二零零四年三月三十一

業績

保華德祥建築集團有限公司(「本公司」)董事局欣然宣佈本公司及其附屬公司(「本集團」)截至二零零四年三月三十一日止年度之經審核綜合業績連同上年之比較數字如下：

	附註	截至三月三十一日止年度 二零零四年 千港元	二零零三年 千港元 (重列)
營業額			
本公司及附屬公司		3,382,466	3,636,182
攤佔聯營公司及共同控制機構		4,790,806	3,965,982
		8,173,272	7,602,164
本集團營業額	2	3,382,466	3,636,182
銷售成本		(3,284,544)	(3,612,284)
毛利		97,922	23,898
行政費用		(123,705)	(171,516)
出售已終止經營業務之虧損	3	—	(1,701)
物業、機械及設備之減值虧損		—	(110,327)
經營虧損	4	(25,783)	(259,646)
融資成本		(9,829)	(25,794)
投資開支淨額	5	(13,785)	(32,036)
投資物業重估虧蝕		(14,000)	(99,392)
出售投資物業之虧損		(2,152)	—
應收聯營公司款項之準備		(21,526)	(13,964)
出售及攤薄聯營公司權益所致收益(虧損)		152,863	(4,665)
攤佔聯營公司業績	6	133,704	112,859
攤佔共同控制機構業績		9,074	5,920
除稅前溢利(虧損)		208,566	(316,718)
稅項	7	(45,678)	(37,809)
除稅後溢利(虧損)		162,888	(354,527)
少數股東權益		739	498
年度溢利(虧損)		163,627	(354,029)
股息	8		
已付中期股息		10,937	10,491
已付特別股息		317,174	—
擬派末期股息		20,179	10,630
		348,290	21,121
		港仙	港仙
每股盈利(虧損)			
基本	9	14.6	(34.0)
攤薄		14.2	(34.2)

附註：

1. 採納會計實務準則

於本年度，本集團首次採納會計實務準則第12條(經修訂)「所得稅」。實施會計實務準則第12條(經修訂)之主要影響與遞延稅項有關。於過往年度，乃使用收益表負債法就遞延稅項作出部份撥備，即除預期於可見將來不會撥回之時差外，就所產生之時差確認負債。會計實務準則第12條(經修訂)規定須採納資產負債表負債法，據此，遞延稅項之核算除有限之例外情況外，均以財務報表內資產及負債之賬面值與計算應課稅溢利所用之相應稅務基準之間所有暫時差額予以確認。因會計實務準則第12條(經修訂)並未作出具體過渡期規定，本集團已追溯應用該項經修訂之會計政策，二零零三年之比較數字已因此而重新編列。

由於會計政策出現此項改變，於二零零二年四月一日之累計虧損增加47,757,000港元，即政策改變對二零零二年四月一日前各期間業績之累積影響。此項改變導致截至二零零四年三月三十一日止年度溢利減少1,008,000港元(截至二零零三年三月三十一日止年度虧損增加5,313,000港元)。

2. 分類資料

業務分類：

本集團之營業額及經營虧損之貢獻按業務分類分析如下：

營業額：

	二零零四年 對外 千港元	分部之間 千港元	總計 千港元	二零零三年 對外 千港元	分部之間 千港元	總計 千港元

8. 股息

已付二零零四年中期股息—每股1.0港仙
(二零零三年：1.0港仙)

已付二零零四年特別股息—每股29.0港仙
(二零零三年：無)

擬派二零零四年末期股息—每股1.5港仙
(二零零三年：1.0港仙)

已付二零零三年末期股息—每股1.0港仙
(二零零二年：1.0港仙)

本年度建議之以股代息連同現金選擇權之末期股息數算。

9. 每股盈利(虧損)

年內每股基本及攤薄盈利(虧損)乃根據以下數據計

盈利(虧損)：
計算每股基本盈利(虧損)之盈利(虧損)

潛在攤薄普通股之效應基於聯營公司業績每股盈利攤薄之攤佔調整

計算每股攤薄盈利(虧損)之盈利(虧損)

股份數目：
計算每股基本及攤薄盈利(虧損)之普通股加權平均數

在計算每股攤薄盈利(虧損)時，並無假設本公司
之行使價高於兩年度每股平均市場價格。

回顧

財務表現及狀況

於截至二零零四年三月三十一日止財政年度，本集
港元，相比去年減少7%。與年前營業額跌幅32%
續衰退之勢已到谷底，並呈復甦跡象。

儘管收入下降，本集團之毛利增加至大約98,000,0
3%，主要是因為持續致力實施風險管理及減省成
業減值虧損110,000,000港元在內之260,000,00
26,000,000港元。

本年內，本集團出售了28,750,000股Downer普通股
溢利。於中策等聯營公司之投資錄得攤薄虧損26,
控制機構業績錄得溢利約143,000,000港元，增幅2
著源於股份出售及攤佔Downer業績所產生來自Do
度稅前溢利209,000,000港元。

由於採用了會計實務準則第12條(經修訂)(詳見上
港元，主要是因收取Downer派發之股息招致海外
年度溢利為164,000,000港元，而每股基本盈利則

與本集團上年度結束時之財政狀況相比，本集團之
與上年度結束時相若。流動資產淨值增加71%至近
所改善，由相當於流動負債之1.3倍增加至1.6倍。
率從0.2倍大幅降到0.1倍。因本集團於Downer之
值，導致匯兌儲備增加近93,000,000港元。計入except
儲備7,000,000港元(自其成為聯營公司以來)、扣除
淨額164,000,000港元，股東資金增加4%至2,771,

經營業務之現金流出淨額約為25,000,000港元，
44,000,000港元，導致本年度之現金淨額增加約1

於二零零四年三月三十一日之簡明綜合資產負債

非流動資產
投資物業、物業、機械及設備
商譽
聯營公司及共同控制機構權益

L.Y.

C

ION HOLDINGS LIMITED
集團有限公司)

立之有限公司)
: 498)

一日止年度業績公佈

	二零零四年 千港元	二零零三年 千港元
	10,937	10,491
	317,174	—
	20,179	10,630
	348,290	21,121
	10,727	10,367

股息數額乃參照1,345,249,019股已發行股份計

數據計算：

	二零零四年 千港元	二零零三年 千港元 (重列)
	163,627	(354,029)
	(4,651)	(2,944)
	158,976	(356,973)
	1,117,367,985	1,042,310,331

公司購股權及認股權證被兌換之情況，因彼等

，本集團之綜合營業額降至3,382,000,000幅32%比較，顯示過去幾年本港建築業持

6,000,000港元，增幅達310%，佔營業額之減省成本措施所致。因此，與上年包括物000,000港元相比，經營虧損亦縮窄至

普通股，為集團帶來了179,000,000港元之損26,000,000港元。攤佔聯營公司及共同，增幅20%，主要來自Downer之增長。因來自Downer之強勁貢獻，本集團取得本年

詳見上文附註1)，稅項支出增至46,000,000致海外稅項及攤佔其所得稅款而產生。本盈利則為14.6港仙。

集團之總資產保持在4,862,000,000港元，1%至近895,000,000港元。流動資產因而有1.6倍。於本年度結束時，資產負債淨額比ner之權益乃以澳元計算，而澳元年內升計入發行股份之4,000,000港元、攤佔中策)、扣除已派發股息154,000,000港元之溢利2,771,000,000港元，即每股2.06港元。

元，而投資及融資之現金流入淨額則為加約19,000,000港元。

產負債表如下：

	二零零四年 千港元	二零零三年 千港元 (重列)
	932,633	1,030,764
	13,831	16,136
	1,441,525	961,994

主要聯營公司

DOWNER

截至二零零三年六月三十日止年度及截至二零零三年十二月三十一日止六個月，Downer分別錄得2,680,000,000澳元（14,579,000,000港元）及1,542,000,000澳元(8,388,000,000港元)之收入，以及除稅後溢利淨額67,000,000澳元(364,000,000港元)及25,000,000澳元(136,000,000港元)。本年度，集團安排配售合共約28,750,000股Downer之普通股(已就二零零三年十一月二十八日將四股Downer普通股合併為一股Downer普通股而作出調整)予獨立第三方，作價約104,100,000澳元(587,800,000港元)(未扣除稅項及開支)。此外，Downer之優先股股東已行使權利將優先股轉換為32,500,000股Downer普通股。本集團於Downer之股權於二零零四年三月三十一日維持21.3%。

Downer為澳洲、紐西蘭、亞洲及亞太區之公私營電力、鐵路、道路、電訊、礦務及礦產加工行業提供全面之工程及基建管理服務。該公司之服務範疇由同樣擁有所專注核心業務之四種經營活動構成提供。此等專注核心業務包括於工程、設計及資產管理及維修保養之增值技巧，為客戶提供單一來源解決方案。

憑著穩健之工程量及能幹之管理團隊，Downer已處於有利位置，以把握全亞太區之引人商機。

中策

年內，本集團與錦興向並非由本集團與錦興以及彼等之一致行動人士所擁有之中策股份及認股權證提出自願性有條件全面現金收購建議，以及註銷中策全部尚未行使之購股權。是項建議於二零零三年九月截止後，本集團持有中策的31.2%股權，故中策成為本集團之聯營公司。由於中策因行使認股權證及購股權而發行普通股，故本集團於中策之股權於二零零四年三月三十一日攤薄至29.4%。

中策為一間投資控股公司。中策通過其附屬公司及聯營公司從事電池製造、物業投資、產銷車胎，業營旅行團、旅運、酒店經營及其他相關服務之業務。於截至二零零三年十二月三十一日止年度，中策錄得營業額約2,884,000,000港元及虧損約190,000,000港元。

流動資金及資本來源

本集團就其整體業務營運採納審慎之資金及財務政策，設有多項信貸作為其所需之營運資金。年內，鑒於出售於Downer之部分權益而產生強勁資金流入，本集團得以償還及減少銀行借款215,000,000港元。本集團其餘貸款乃按市場息率計息，還款期由一年至三年不等。於二零零四年三月三十一日，本集團借款共達561,000,000港元，其中44,000,000港元須於一年內償還，另外517,000,000港元須於一年後償還。於二零零四年三月三十一日之現金結餘為250,000,000港元。

於本年度結束時，本集團全部借款均按浮動息率計息，並以港元為單位。本集團之資本負債比率由上年結束時之0.29減至0.20，該項比率乃根據本集團之總借款561,000,000港元及股東資金2,771,000,000港元計算。

僱員數目、酬金政策及購股權計劃

如計及本集團之董事，於二零零四年三月三十一日，本集團共聘用約1,230名全職僱員。酬金包括薪金及按表現個別發放之年終花紅。為感謝僱員在過去幾年對縮減成本措施之支持及貢獻，年內已向僱員發放獎金。年內概無任何購股權獲批授或行使。

資產抵押

於二零零四年三月三十一日，本集團總值約669,000,000港元之若干物業及證券投資，以及本公司若干附屬公司之已發行股份已抵押予銀行及財務機構，作為本集團所取得一般信貸融資之抵押。

或然負債

於本年度結束時，本集團有仍然有效之建築合約履約擔保書之或然負債，涉及款額623,000,000港元。

保華基建

保華基建分部於年內設立，以調配本集團資源於中國基建行業。二零零四年三月，本集團以代價396,000,000港元收購江蘇省南通市洋口港54.06%實際權益。洋口港乃一個在建中之大宗散貨深水碼頭。首期發展另需資125,000,000港元。除獲批碼頭經營權50年外，洋口港亦擁有填海42平方公里土地作工業園發展之海域使用權，以及額外發展15平方公里填海土地之選擇權。

相信隨著中國經濟迅速增長，發展較大型之深水及河道港口設施至為重要，而可供處理及儲存策略性原材料及燃料之物流設施亦大量增加，對經濟持續增長及其進出口商品貿易乃不可或缺。除來自經營洋口港此一地點理想及規模龐大之設施之經常收入外，經填海帶來之工業園土地儲備最多達57平方公里，亦將為本集團帶來短中線土地發展收入。為建立高效能之長三角物流網絡，本集團亦正物色投資於長三角

	[illegible] 千港元	[illegible] 千港元	[illegible] 千港元	二零零三年 [illegible] 千港元	二零零三年 分部之間 千港元	二零零三年 總計 千港元
建築工程及其他承包業務：						
樓宇建築工程	2,418,339	28,713	2,447,052	2,232,876	47,016	2,279,892
土木工程	463,440	—	463,440	555,794	127	555,921
專項工程	448,849	76,384	525,233	720,304	103,722	824,026
建築材料	3,448	71,029	74,477	14,488	45,472	59,960
	3,334,076	176,126	3,510,202	3,523,462	196,337	3,719,799
酒店及餐飲 *(附註3)*	—	—	—	48,647	—	48,647
物業租賃	48,390	15,635	64,025	55,733	19,846	75,579
銷售物業	—	—	—	8,340	—	8,340
對銷	—	(191,761)	(191,761)	—	(216,183)	(216,183)
	3,382,466	—	3,382,466	3,636,182	—	3,636,182

經營虧損貢獻

	二零零四年 千港元	二零零三年 千港元
建築工程及其他承包業務：		
樓宇建築工程	(10,122)	(40,625)
土木工程	(5,632)	(56,092)
專項工程	(4)	(55,264)
建築材料	(24,923)	(21,324)
	(40,681)	(173,305)
物業租賃	14,898	25,749
銷售物業	—	209
酒店及餐飲 *(附註3)*	—	(1,972)
	(25,783)	(149,319)
物業、機械及設備之減值虧損	—	(110,327)
	(25,783)	(259,646)

地區分類：
本集團之營業額按地區市場分析如下：

	二零零四年 千港元	二零零三年 千港元
香港	3,292,897	3,609,919
中華人民共和國	89,569	26,263
	3,382,466	3,636,182

3. 已終止經營業務

於二零零二年，本集團以現金代價約250,000,000港元出售珀麗酒店集團有限公司（連同其附屬公司統稱「珀麗酒店集團」）之全部已發行股本及借予該公司之股東貸款，該公司從事酒店及餐飲業務。出售珀麗酒店集團所引致之虧損約為1,701,000港元，乃根據出售所得款項減附屬公司資產淨值之賬面值計算。是項交易並無產生任何稅務開支或抵免。

4. 經營虧損

下列之經營虧損乃扣除物業、機械及設備之折舊及攤銷後得出：

	二零零四年 千港元	二零零三年 千港元
自置資產	75,674	79,001
減：在建工程撥作資本之款項	(4,008)	(906)
	71,666	78,095

過往年度，汽車、傢俬及固定裝置乃按年率10%折舊，惟自二零零三年四月一日起已改為按年率20%折舊，以反映本集團資產可使用年期之過往經驗。折舊率改變使本年度折舊開支增加14,215,000港元。

5. 投資開支淨額

	二零零四年 千港元	二零零三年 千港元
利息收入	37,300	9,550
出售長期及短期投資所產生之收益淨額	3,892	1,605
投資之減值虧損及持有投資之未變現虧損淨額	(54,977)	(43,191)
	(13,785)	(32,036)

6. 攤佔聯營公司業績

本集團之其中一間主要聯營公司Downer EDI Limited（「Downer」）乃一間在澳洲及新西蘭上市之公司，其財政年度結束日期為六月三十日。由於本集團只可採用衡平法計入Downer之已公佈財務資料，故本集團攤佔Downer在本期間及以往期間之營業額及業績乃分別根據Downer由二零零三年一月一日起至二零零三年十二月三十一日止年度及由二零零二年一月一日起至二零零二年十二月三十一日止年度之營業額及業績計算。

年內，本集團與錦興集團有限公司（「錦興」）向並非由本集團與錦興以及彼等之一致行動人士所擁有之中策集團有限公司（「中策」）股份及認股權證提出自願性有條件全面現金收購建議，以及註銷中策全部尚未行使之購股權。於二零零三年九月，本集團於中策之股本權益由14.55%增至31.2%。因此，有關投資已由證券投資重新分類作聯營公司權益。於二零零四年三月三十一日，本集團於中策之權益因行使中策之認股權證及購股權而攤薄至29.4%。

中策乃一間於香港聯合交易所有限公司（「聯交所」）上市之公司，其財政年度結束日期為十二月三十一日。由於本集團只可採用衡平法計入中策之已公佈財務資料，故本集團攤佔中策於二零零四年三月三十一日之權益乃分別根據其於二零零三年十二月三十一日之資產淨值及由二零零三年十月一日起至二零零三年十二月三十一日之業績計算。

7. 稅項

	二零零四年 千港元	二零零三年 千港元 (重列)
稅項支出包括：		
香港利得稅：		
本年度	—	42
往年撥備不足	166	22,471
	166	22,513
海外稅項	3,322	5,453
攤佔聯營公司業績之稅項	49,022	36,484
	52,510	64,450
遞延稅項	(6,832)	(26,641)
	45,678	37,809

香港利得稅乃根據本年度源自香港之估計應課稅溢利按稅率17.5%（二零零三年：16%）計算。

海外稅項根據各有關司法權區之稅率計算。

遞延稅項按本年度產生之暫時差額作出準備。

投資物業、物業、機械及設備
商譽
聯營公司及共同控制機構權益
其他非流動資產

流動資產
應收客戶合約工程款項
應收賬款、訂金及預付款項
短期銀行存款、銀行結餘及現金
其他流動資產

流動負債
應付客戶合約工程款項
應付賬款及應計費用
一年內到期之銀行借款
其他流動負債

流動資產淨值

總資產減流動負債

少數股東權益

非流動負債
一年後到期之銀行借款
長期服務金準備
遞延稅項

資產淨值

資本及儲備
股本
儲備

股東資金

簡明綜合現金流動表如下：

經營業務之現金流出淨額
投資業務之現金流入（流出）淨額
融資活動之現金流出淨額

現金及現金等值項目增加／（減少）
承前現金及現金等值項目

結轉現金及現金等值項目

現金及現金等值項目結餘分析：
短期銀行存款、銀行結餘及現金
銀行透支

業務
合約工程及建築材料
由於公私營界別皆減縮資本開支，本港建築業過去
使到本集團毛利率受損。因此，本集團各建築工程
營利潤率部門則仍面對需求疲弱而正在虧蝕經營。
預期毛利率與經營利潤率將可改善。

年內，本集團取得之新工程合約總值約3,593,000,0
樓宇建築工程合約、1,388,000,000港元為土木工程
工程合約。於本年度結束時，持有工程合約價值相
至約11,211,000,000港元，餘下工程合約總值約4,9
水平。於二零零四年三月三十一日之持有工程合約

	二零零四年三月三十一 持有工程合約 百萬
樓宇建築工程	9,
土木工程	1,
專項工程	
	11,

於本年度結束後，本集團取得之其他新工程合約
1,588,000,000港元為樓宇建築工程合約，另438,00

物業業務
於本年度結束時，若撇除自用物業，物業投資組
於本集團總資產之11%。本集團之物業投資組合包
中心及位於灣仔之購物商場國泰新城。本集團於
作價約47,000,000港元出售國內若干投資物業。

儘管年內投資物業之整體租金有所下調，幸而佔
本年度結束時，保華企業中心之佔用率維持在約9

於本年度結束後，本集團將其於國泰新城之全部
60,000,000港元。

932,633	1,030,764
13,831	16,136
1,441,525	961,994
69,676	841,640
2,457,665	2,850,534
273,210	200,934
1,212,340	1,073,857
250,255	236,096
668,858	511,735
2,404,663	2,022,622
456,140	494,855
856,298	775,761
44,048	144,423
152,913	83,959
1,509,399	1,498,998
895,264	523,624
3,352,929	3,374,158
10,448	15,560
517,000	637,175
1,727	1,727
52,882	61,165
571,609	700,067
2,770,872	2,658,531
134,525	106,302
2,636,347	2,552,229
2,770,872	2,658,531

二零零四年 千港元	二零零三年 千港元
(24,587)	(11,042)
443,178	(172,930)
(399,375)	(122,968)
19,216	(306,940)
213,991	520,931
233,207	213,991
250,255	236,096
(17,048)	(22,105)
233,207	213,991

去幾年直走下坡，導致競爭激烈及
程分部均錄得輕微虧損。建材與經
。鑒於集團手頭工程之毛利率增加，

0,000港元，其中1,906,000,000港元為
程合約、以及299,000,000港元為專項
相較上一個財政年度結束時上升8%
4,928,000,000港元，與上年保持相彷
合約資料如下：

十一日 價值 百萬港元	二零零四年三月三十一日 餘下工程價值 百萬港元
9,159	3,714
1,136	774
916	440
11,211	4,928

約總值約2,026,000,000港元，其中
000,000港元為土木工程合約。

合之總值約515,000,000港元、相當
包括本集團位於觀塘之總部保華企業
本年內以相當於有關物業賬面值之

用率依然維持在令人滿意之水平，
94%左右。

部利益出售，作價為物業賬面值約

口商 +852 2372 0641 營洋口港此一地點理想及規模龐大之設施之經常收入， [illegible] 儲備最多達57平方公里，亦將為本集團帶來短中線土地發展收入。為建立高效能之長三角物流網絡，本集團亦正物色投資於長三角區內大型河港之機會。

保華建築集團

本公司於二零零四年三月開展聯交所上市公司天網(國際集團)有限公司(「天網」)股本重組及資產與債務重組之計劃(「天網重組計劃」)。作為天網重組計劃之一部分，承接本集團全部工程及建築業務之保華建築集團將以400,000,000港元之代價售予天網，而代價將由天網以按發行價每股0.04港元向本公司發行新股之方式支付。此外，本集團向天網追討之約94,000,000港元申索將撥充資本。天網將藉可換股借貸融通形式及天網提呈之公開發售中之獲包銷股份發行形式獲提供高達145,000,000港元之額外財務資源。天網重組計劃完成時，本集團將變成擁有天網約93.4%已發行股本，並將採取措施將其持股權降至75%以下，以維持天網之上市地位。通過天網，保華建築集團以及天網現時之磨石業務將成為本集團擁有75%股權之附屬公司。保華建築集團及天網之管理及財政獨立，令兩家公司可更有效率地把握未來之增長良機。預期該計劃將於二零零四年十月完成。

已發行證券

年內，合共9,648,758股股份因尚未行使之認股權證(「2003年認股權證」)獲行使而發行。2003年認股權證賦予持有人權利可按認購價每股0.40港元，以現金認購約值82,000,000港元之股份。連同另外272,584,224股以股代息形式發行之股份，年內合共已發行282,232,982股股份。

年內，其餘尚未行使之2003年認股權證屆滿，而可認購16,100,000股股份之購股權已告失效並註銷，其認購價為每股0.5552港元。

於期終時，已發行股份共1,345,249,019股。除上文披露者外，期內已發行股本並無任何變動。

末期股息

董事局已議決向二零零四年十月六日辦公時間結束時名列本公司股東名冊之股東派付截至二零零四年三月三十一日止年度末期股息每股1.5港仙(二零零三年：每股1港仙)。預期末期股息會以郵寄方式約於二零零四年十月二十九日派付予股東。

此外，董事局並建議透過以股代息方式派付末期股息，惟股東可選擇收取現金以代替部份或全部有關股息。根據以股代息建議將予發行之股份之市值，將參考本公司股份於截至二零零四年十月六日止連續三個交易日之平均收市價減該平均價5%之折讓或股份面值(以較高者為準)計算。以股代息建議須待聯交所批准將予發行之新股份上市及買賣及在本公司應屆股東周年大會上通過有關批准末期股息之普通決議案後方可作實。載有以股代息建議全部詳情之通函，將連同選擇表格一併寄予各股東。

暫停辦理股東登記手續

本公司將於二零零四年十月四日至二零零四年十月六日止(首尾兩日包括在內)之期間暫停辦理股東登記手續，於該段期間將不會登記任何股份之轉讓。如欲獲發擬派之末期股息，所有股份過戶文件連同有關股票，最遲須於二零零四年九月三十日下午四時前交回本公司之香港股份過戶登記處秘書商業服務有限公司以供登記，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

購買、出售或贖回本公司之上市證券

於截至二零零四年三月三十一日止年度內，本公司或其任何附屬公司概無購買、出售或贖回本公司之上市證券。

展望

過去五年，本集團成功走出香港經濟低谷，並締造更集中之業務策略及具備更雄厚之資產負債表。

保華建築集團克服了香港市道不景之衝擊而走上升軌，現已準備好推行其在中國及地區市場之一體化增長策略。

保華地產設法減持其非核心物業，現正享有來自其唯一主要資產(本集團位於九龍觀塘總部保華企業中心)之穩健經常性租金收入。

Downer將繼續對本集團作出重大貢獻。中策之投資及業務將帶來於國內之長期利益。

保華基建戰略性針對運輸及能源界別，不單可抓住中國經濟持續強勢之機遇，亦可大大提高本集團之整體價值。

在排除意外情況下，本集團有能力把握新機會及應付日後之挑戰。

致謝

本人謹藉此機會感謝年內股東之鼎力支援、管理層及全體員工之竭誠服務，以及客戶、顧問及業務夥伴之寶貴貢獻。

建議修訂細則

聯交所已修訂上市規則，而新上市規則已於二零零四年三月三十一日生效。董事局因而建議本公司股東於應屆股東週年大會上批准特別決議以修訂本公司公司章程之有關條文，從而與上市規則附錄三之經修訂條文看齊。載有(其中包括)建議修訂本公司細則詳情之通函將寄發予本公司股東。

在聯交所網頁登載業績

載有上市規則附錄十六第45(1)至45(3)段所規定全部資料之本集團截至二零零四年三月三十一日止年度之詳細業績公佈，將於稍後在聯交所網頁登載。

一般資料

於本公佈日期，董事局成員包括十名董事：其中(i)八名執行董事，分別為陳國強博士、劉高原先生、陳佛恩先生、黃永灝先生、周美華女士、張漢傑先生、關文華先生及李漢潮先生；及(ii)兩名獨立非執行董事，分別為張定球先生及鄭少強先生。

承董事局命
主席
陳國強博士

香港，二零零四年七月二十三日

The Standard Monday, 28th June, 2004

SKYNET (INTERNATIONAL GROUP) HOLDINGS LIMITED
天網(國際集團)有限公司*
(incorporated in Bermuda with limited liability)
(Stock Code: 577)

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
保華德祥建業集團有限公司*
(incorporated in Bermuda with limited liability)
(Stock Code: 498)

ITC CORPORATION LIMITED
德祥企業集團有限公司*
(incorporated in Bermuda with limited liability)
(Stock Code: 372)

DELAY IN DESPATCH OF CIRCULARS, EXTENSION OF LONG STOP DATE AND APPOINTMENT OF INDEPENDENT FINANCIAL ADVISER

Skynet has applied to the Stock Exchange and the Executive for an extension of deadline for despatch of the circular in relation to, among other things, the Restructuring Proposal and the application for Whitewash Waiver from 25th June, 2004 to 16th August, 2004.

Paul Y and ITC have applied to the Stock Exchange for an extension of deadline for despatch of the circular in relation to, among other things, the disposal of Paul Y Construction, the provision of the Facility, the Underwriting Agreement, the Hidden Agreement (which together lead to an acquisition of an interest in Skynet) and the Paul Y Hidden Agreement from 25th June, 2004 to 16th August, 2004

Skynet and Paul Y have agreed to extend the long stop date for the Acquisition Agreement, the Hidden Agreement and the Underwriting Agreement from 30th June, 2004 to 31st October, 2004.

Equitas Capital Limited has been appointed as the independent financial adviser to advise the independent board committee of Skynet in respect of the Restructuring Proposal and the application for Whitewash Waiver.

Reference is made to the joint announcement made by Skynet, Paul Y and ITC dated 4th June, 2004 ("Announcement") in relation to, among other things, the Restructuring Proposal and the application for Whitewash Waiver (together, the "Proposal"). Capitalised terms used herein have the meanings ascribed thereto in the Announcement.

DELAY IN DESPATCH OF CIRCULARS

Under Rule 14.13(2) of the Listing Rules in force before 31st March, 2004 and Rule 8.2 of the Takeovers Code, the circular of Skynet in relation to the Proposal should be sent to the Shareholders within 21 days of the date of the Announcement, and in this case on or before 25th June, 2004.

Under Rule 14.13(2) of the Listing Rules in force before 31st March, 2004, the circular of Paul Y and ITC in relation to, among other things, the disposal of Paul Y Construction, the provision of the Facility, the Underwriting Agreement, the Hidden Agreement (which together lead to an acquisition of an interest in Skynet) and the Paul Y Hidden Agreement, should be sent to their respective shareholders within 21 days of the date of the Announcement, and in this case on or before 25th June, 2004.

As additional time is required to prepare the information for inclusion in the respective circular of Skynet, Paul Y and ITC, including, where relevant, the audited consolidated accounts of Skynet for the year ended 31st March, 2004, the accountants' reports of Paul Y Construction and Hidden and the letter of advice from the independent financial adviser to the independent board committee of Skynet, application has been made by each of Skynet, Paul Y and ITC to the Stock Exchange and the Executive (where relevant) for consent to extend the time for despatch of the relevant circular from 25th June, 2004 to 16th August, 2004.

EXTENSION OF LONG STOP DATE

Skynet and Paul Y have agreed to extend the long stop date for the Acquisition Agreement, the Hidden Agreement and the Underwriting Agreement from 30th June, 2004 to 31st October, 2004.

APPOINTMENT OF INDEPENDENT FINANCIAL ADVISER

Equitas Capital Limited has been appointed as the independent financial adviser to advise the independent board committee of Skynet in respect of the Proposal.

The board of directors of Skynet comprises six directors, of which (i) three are executive directors, namely Mr. Choi Wing Kin, Mr. Wu Wing Kin and Mr. To Chi; (ii) Mr. Lo Chi Ho, William is a non-executive director; and (iii) Mr. Cheung Hon Kit and Mr. Ng Wai Hung are independent non-executive directors.

The board of directors of Paul Y comprises ten directors, of which (i) eight are executive directors, namely Dr. Chan Kwok Keung, Charles, Mr. Tom Ko Yuen Lau, Mr. Chan Fut Yan, Mr. Wong Wing Hoo, Billy, Ms. Chau Mei Wah, Rosanna, Mr. Cheung Hon Kit, Mr. Law Man Wah, Conrad and Mr. Lee Hon Chiu; and (ii) two are independent non-executive directors, namely Mr. Cheung Ting Kau, Vincent and Mr. Kwok Shiu Keung, Ernest.

The board of directors of ITC comprises nine directors, of which (i) seven are executive directors, namely Dr. Chan Kwok Keung, Charles, Mr. Tom Ko Yuen Lau, Ms. Chau Mei Wah, Rosanna, Mr. Chan Kwok Hung, Mr. Chan Fut Yan, Mr. Wong Kun To and Mr. Cheung Hon Kit; and (ii) two are independent non-executive directors, namely Mr. Dominic Lai and Mr. Winston Calptor Chuck.

By Order of the board of
Skynet (International Group) Holdings Limited
To Chi
Executive Director

By Order of the board of
Paul Y. - ITC Construction Holdings Limited
Mui Ching Hung, Joanna
Company Secretary

By Order of the board of
ITC Corporation Limited
Law Hon Wa, William
Company Secretary

Hong Kong, 25th June, 2004

The directors of Skynet jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than those relating to the Paul Y Group and ITC Group) and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to the Paul Y Group and ITC Group) have been arrived at after due and careful consideration and there are no other facts (other than those relating to the Paul Y Group and ITC Group) not contained in this announcement the omission of which would make any statements (other than those relating to the Paul Y Group and ITC Group) in this announcement misleading.

The directors of Paul Y jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than those relating to the Group and ITC Group excluding the Paul Y Group) and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to the Group and ITC Group excluding the Paul Y Group) have been arrived at after due and careful consideration and there are no other facts (other than those relating to the Group and ITC Group excluding the Paul Y Group) not contained in this announcement the omission of which would make any statements (other than those relating to the Group and ITC Group excluding the Paul Y Group) in this announcement misleading.

The directors of ITC jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than those relating to the Group and Paul Y Group) and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to the Group and Paul Y Group) have been arrived at after due and careful consideration and there are no other facts (other than those relating to the Group and Paul Y Group) not contained in this announcement the omission of which would make any statements (other than those relating to the Group and Paul Y Group) in this announcement misleading.

* *for identification only*

香港經濟日報 二零零四年六月二十八日 (星期一)

SKYNET (INTERNATIONAL GROUP) HOLDINGS LIMITED
天網(國際集團)有限公司*
(於百慕達註冊成立之有限公司)
(股票代號：577)

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
保華德祥建築集團有限公司*
(於百慕達註冊成立之有限公司)
(股票代號：498)

ITC CORPORATION LIMITED
德祥企業集團有限公司*
(於百慕達註冊成立之有限公司)
(股票代號：372)

延遲寄發通函、延長最後完成日期及委聘獨立財務顧問

天網已向聯交所及執行理事申請將寄發關於(其中包括)重組建議及申請清洗豁免之通函之限期由二零零四年六月二十五日延至二零零四年八月十六日。

保華及德祥已向聯交所申請將寄發關於(其中包括)出售Paul Y Construction、提供備用貸款、包銷協議、Hidden協議(合共導致收購天網之權益)及保華Hidden協議之通函之限期由二零零四年六月二十五日延至二零零四年八月十六日。

天網及保華已同意將收購協議、Hidden協議及包銷協議之最後完成日期由二零零四年六月三十日延至二零零四年十月三十一日。

盈均財務顧問有限公司已獲委任為天網獨立董事委員會在重組建議及申請清洗豁免方面之獨立財務顧問。

謹提述天網、保華及德祥於二零零四年六月四日發表之聯合公佈(「該公佈」)，內容有關重組建議及申請清洗豁免(統稱為「該建議」)。本公佈所用詞彙與該公佈所界定者具相同涵義。

延遲寄發通函

根據二零零四年三月三十一日前生效之上市規則第14.13(2)條及收購守則第8.2條，天網應於該公佈日期後21日內(即二零零四年六月二十五日或之前)向股東寄發有關該建議之通函。

根據二零零四年三月三十一日前生效之上市規則第14.13(2)條，保華及德祥應於該公佈日期後21日內(即二零零四年六月二十五日或之前)向各自之股東寄發關於(其中包括)出售Paul Y Construction、提供備用貸款、包銷協議、Hidden協議(合共導致收購天網之權益)及保華Hidden協議之通函。

由於需要更多時間編製須收錄於天網、保華及德祥各自之通函內之資料，當中包括(如適用)天網截至二零零四年三月三十一日止年度之經審核綜合賬目、Paul Y Construction與Hidden之會計師報告及獨立財務顧問致天網獨立董事委員會之意見書，故天網、保華及德祥已分別向聯交所及執行理事(如適用)申請同意將各自之通函之寄發限期由二零零四年六月二十五日延至二零零四年八月十六日。

延長最後完成日期

天網及保華已同意將收購協議、Hidden協議及包銷協議之最後完成日期由二零零四年六月三十日延至二零零四年十月三十一日。

委聘獨立財務顧問

盈均財務顧問有限公司已獲委任為天網獨立董事委員會在該建議方面之獨立財務顧問。

天網之董事會成員包括六名董事，即(i)三名執行董事蔡永堅先生、胡永健先生及杜志先生；(ii)一名非執行董事駱志浩先生，以及(iii)兩名獨立非執行董事張漢傑先生及吳偉雄先生。

保華之董事會成員包括十名董事，其中(i)八名執行董事，分別為陳國強博士、劉高原先生、陳佛恩先生、黃永灝先生、周美華女士、張漢傑先生、羅文華先生及李漢國先生；及(ii)兩名獨立非執行董事，分別為張定球先生及郭少強先生。

德祥之董事會成員包括九名董事，其中(i)七名執行董事，分別為陳國強博士、劉高原先生、周美華女士、陳國鴻先生、陳佛恩先生、黃勁道先生及張漢傑先生；(ii)兩名獨立非執行董事，分別為黎慶超先生及卓育賢先生。

承董事會命	承董事會命	承董事會命
天網(國際集團)有限公司	保華德祥建築集團有限公司	德祥企業集團有限公司
執行董事	公司秘書	公司秘書
杜志	梅靜紅	嚴漢華

香港，二零零四年六月二十五日

慮後達致，且本公佈並無 +852 2372 0641 華集團及德祥集團之事項除外），致使本公佈之任何內容（有關保華集團及德祥集團之內容除外）有所誤導。

保華各董事對本公佈所載資料（有關本集團及德祥集團（不包括保華集團）之資料除外）之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所深知，本公佈所發表之意見（有關本集團及德祥集團（不包括保華集團）之意見除外）乃經審慎周詳考慮後達致，且本公佈並無遺漏任何其他事項（有關本集團及德祥集團（不包括保華集團）之事項除外），致使本公佈之任何內容（有關本集團及德祥集團（不包括保華集團）之內容除外）有所誤導。

德祥各董事對本公佈所載資料（有關本集團及保華集團之資料除外）之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所深知，本公佈所發表之意見（有關本集團及保華集團之意見除外）乃經審慎周詳考慮後達致，且本公佈並無遺漏任何其他事項（有關本集團及保華集團之事項除外），致使本公佈之任何內容（有關本集團及保華集團之內容除外）有所誤導。

* 僅供識別